GIBRALTAR

2023 Annual Report

GIBRALTAR

Company Profile

Gibraltar is a leading manufacturer and provider of products and services for the renewable energy, residential, agtech and infrastructure markets. Our mission is to make life better for people and the planet, fueled by advancing the disciplines of engineering, science, and technology. We are innovating to reshape critical markets in sustainable power, comfortable and efficient living, and productive growing throughout North America. Furthermore, we strive to create compounding and sustainable value for our stockholders and stakeholders with strong and relevant leadership positions in higher growth, profitable end markets focused on addressing some of the world's most challenging opportunities. As part of our continuing operations at December 31, 2023, we operated thirty facilities, comprised of twenty-three manufacturing facilities, one distribution center, and six offices, which are located in sixteen states, Canada, and China. Our operational infrastructure provides the necessary scale to support regional and national customers in each of our markets. Our common stock is trading on the NASDAQ under the ticker symbol "ROCK".

Selected Financial Highlights (in thousands, except per share data)

GAAP	Years Ended December 31,		
	2023	2022	2021
Net sales	$ 1,377,736	$ 1,389,966	$ 1,339,783
Intangible asset impairment	$ 3,797	$ —	$ 8,300
Depreciation	$ 16,139	$ 14,583	$ 13,110
Amortization	$ 11,239	$ 11,584	$ 18,856
Income from operations	$ 150,729	$ 130,102	$ 96,988
Interest expense, net	$ 3,002	$ 4,047	$ 1,639
Income before taxes	$ 148,992	$ 111,490	$ 99,562
Provision for income taxes	$ 38,459	$ 29,084	$ 25,046
Income from continuing operations	$ 110,533	$ 82,406	$ 74,516
Income per share from continuing operations	$ 3.59	$ 2.56	$ 2.25
Weighted average shares outstanding – Diluted	30,785	32,192	33,054

Adjusted Financial Measures	Years Ended December 31,		
	2023	2022	2021
Adjusted net sales	$ 1,373,677	$ 1,382,126	$ 1,319,455
Income from operations	$ 174,326	$ 150,653	$ 127,932
Income before income taxes	$ 170,964	$ 146,071	$ 125,759
Provision for income taxes	$ 44,424	$ 36,712	$ 31,181
Income from continuing operations	$ 126,540	$ 109,359	$ 94,578
Income per share from continuing operations	$ 4.11	$ 3.40	$ 2.86
Weighted average shares outstanding – Diluted	30,785	32,192	33,054
Adjusted operating margin	12.7%	10.9%	9.7%
Adjusted EBITDA	$ 211,043	$ 183,444	$ 159,662
Adjusted EBITDA margin	15.4%	13.3%	12.1%
Free cash flow	$ 204,570	$ 82,629	$ 7,581
Free cash flow - % of adjusted net sales	14.9%	6.0%	0.6%

Balance Sheet	Years Ended December 31,		
	2023	2022	2021
Current assets	$ 462,251	$ 423,937	$ 446,967
Current liabilities	$ 225,578	$ 215,320	$ 286,990
Total assets	$ 1,256,451	$ 1,210,613	$ 1,214,901
Total debt	$ —	$ 88,762	$ 23,781
Total shareholders' equity	$ 914,998	$ 822,099	$ 825,258
Capital expenditures	$ 14,997	$ 20,138	$ 17,705

Note: Reconciliation of GAAP to adjusted financial measures in the table above and in the following letter are shown in the Reconciliation of Adjusted Financial Measures provided in final pages of this Annual Report.

GIBRALTAR

Dear Shareholders:

Gibraltar delivered another respectable year of performance as we expanded our market leadership positions, improved our quality of earnings, generated strong cash flow, and continued to invest in our organization, systems, and processes. For the year, GAAP operating income increased $21 million, or 16%, adjusted operating income increased $24 million, or 16%, adjusted EBITDA increased $28 million or $15%, and we generated $205 million of free cash flow. Additionally, GAAP earnings per share increased 40% to $3.58 and adjusted EPS increased 20.9% to $4.11 from 2023 levels. And most importantly, we are excited about the expanding opportunities we see for the future!

Our performance is driven by continuous focus on two core tenets across our business – our values and our strategic pillars. Our values represent the foundation of how we challenge ourselves, do the right thing for each other, collaborate with each other, and make a difference – we <u>Make it Better</u>, we <u>Make it Right</u>, we <u>Make it Together</u>, and we <u>Make an Impact.</u>

Our strategic pillars represent the foundation of strong performance execution – Business System, Portfolio Management, and Organization Development – and we continue to invest in strengthening of each pillar.

 <u>Business System</u> – execute 80/20 initiatives, new product development, supply chain optimization, and strengthen IT operating and customer-facing systems to drive speed and agility, productivity, customer connectivity, and enhance security of our systems.

 <u>Portfolio Management</u> – optimize business performance, expand in our end markets through organic initiatives and acquisitions, and divest non-strategic assets where applicable. In 2023, we acquired a privately held Utah-based company in our Residential segment and divested our Japan-based solar racking business in the Renewables segment.

 <u>Organization Development</u> – add competency and experience across the business, invest in multi-level manager training and education through the Gibraltar Leadership Program, and continue to create an environment where our people can flourish and execute.

Our momentum is solid as we move into 2024, and we expect improved performance in each of our four segments. Our end markets are growing and are increasingly stable compared with recent years, with favorable long-term fundamentals and strong demand. Our ongoing investment in the organization, operating systems, and new products are designed to further strengthen our ability to serve, support, and grow with our customers. Finally, we will continue to conduct business in the right and responsible way, support the communities where we operate, and remain focused on solving some of the world's most challenging issues.

We would like to thank our customers and suppliers, all our stakeholders, our Board of Directors, and our entire organization, the people that make things happen for Gibraltar each and every day. We look forward to delivering another good year of performance in 2024.

Sincerely,



William T. Bosway

Chairman of the Board, President and
Chief Executive Officer

April 1, 2024

Atlee Valentine Pope

Lead Independent Director

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number 000-22462

GIBRALTAR

GIBRALTAR INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	**16-1445150**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3556 Lake Shore Road P.O. Box 2028 Buffalo , New York	**14219-0228**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (716) 826-6500

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.01 par value per share	ROCK	NASDAQ Stock Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definition of "large accelerated filer," "accelerated filer," "small reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Emerging growth company ☐
Non-accelerated filer ☐	Smaller reporting company ☐	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

Aggregate market value of voting Common Stock held by non-affiliates of the registrant as of June 30, 2023 was: $1.9 billion.

As of February 20, 2024, the number of shares of Common Stock outstanding was: 30,442,954.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Definitive Proxy Statement to be filed for its 2024 Annual Meeting of Stockholders
are incorporated by reference into Part III of this Annual Report on Form 10-K.

Form 10-K Index

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Safe Harbor Statement

Certain information set forth herein includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and, therefore, are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “seeks,” “projects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, competition, strategies and the particular markets in which we operate. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in Item 1A “Risk Factors.” Those factors should not be construed as exhaustive and should be read with the other cautionary statements herein. Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity and the development of the particular markets in which we operate may differ materially from those made in or suggested by the forward-looking statements contained herein. In addition, even if our results of operations, financial condition and liquidity and the development of the particular markets in which we operate are consistent with the forward-looking statements contained in this document, those results or developments may not be indicative of results or developments in subsequent periods. Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements that we make herein speak only as of the date of those statements, and we undertake no obligation to update those statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

PART I

Item 1. ***Business***

The Company

Gibraltar Industries, Inc. (the "Company") is a leading manufacturer and provider of products and services for the renewable energy, residential, agtech and infrastructure markets. The Company's mission is to make life better for people and the planet, fueled by advancing the disciplines of engineering, science, and technology. The Company is innovating to reshape critical markets in sustainable power, comfortable and efficient living, and productive growing throughout North America. Furthermore, the Company strives to create compounding and sustainable value for its stockholders and stakeholders with strong and relevant leadership positions in higher growth, profitable end markets focused on addressing some of the world's most challenging opportunities. The foundation of the Company's strategy is built on three core pillars: Business System, Portfolio Management, and Organization Development.

1. Business System reflects the necessary systems, processes, and management tools required to deliver consistent and continuous performance improvement, every day. The Company's business system is a critical enabler to grow, scale, and deliver its plans. The Company's focus is on deploying effective tools to drive growth, improve operating performance, and develop the organization utilizing 80/20 and lean quote-to-cash initiatives along with digital systems for speed, agility and responsiveness. The Business System pillar challenges existing operating paradigms, drives day-to-day performance, forces prioritization of resources, tests the Company's business models, and drives new product and services innovation.

2. Portfolio Management is focused on optimizing the Company’s business portfolio in higher growth markets with leadership positions while ensuring its financial capital and human resources are effectively and efficiently deployed to deliver sustainable, profitable growth while increasing its relevance with customers and shaping its markets. In 2023, the Company acquired the assets of a privately held Utah-based company in the Residential segment and sold its Japan-based solar racking business within the Renewables segment to help achieve these objectives.

3. Organization Development drives the Company's continuous focus on ensuring it has the right design and structure to scale the organization in order to execute the Company's plans and meet commitments. The Company aspires to make its place of work the "Best Place to Work", where focus is on creating an environment for our people to have the best opportunity for success, continue to develop, grow and learn. At core of this pillar is the Company's development process focused on helping employees reach their potential, improve performance, develop career roadmaps, identify ongoing education requirements, and respective succession plans. The Company believes doing so helps it attract and retain the best people to execute its business plans.

Corporate Social Responsibility

Corporate Social Responsibility is a key consideration in everything, from the products the Company makes and the suppliers the Company engages with, to the Company's employee policies, business strategies, and future plans. The Company is committed to making a difference in the lives of the people the Company's business touches, and to creating meaningful impact every day through the Company's work and relationships.

A sense of responsibility to people and the planet is woven into the core values that define the Company's purpose and drive the Company's culture. These values include:

- Make it better - The Company challenges itself and its way of thinking every day to exceed the needs of the Company's customers.

- Make it right - The Company cares about doing the right thing for each other, customers, and communities by holding the Company to the highest standards of ethics and safety.

- Make it together - The Company works collaboratively with customers and each other - teamwork sets the Company apart. The Company works to create a culture that is inclusive of different perspectives and experiences.

- Make an impact - The Company is here to make a difference. The Company drives change and delivers meaningful value to customers, investors, and community.

The Company's efforts are focused on delivering positive impact in three key areas:

- Our People: The safety, well-being, and success of our people is our top priority. We are dedicated to developing their potential as professionals and future leaders, drawing on the unique abilities of each team member to build a rich, inclusive culture of difference-makers.

- Our Communities: Sharing our success with the communities where we live and work is vital to our purpose. By supporting local nonprofits and institutions as investors and volunteers, we help build resilience and strengthen the bonds that will help our communities thrive.

- The World: Our work is firmly rooted in making life better for people and the planet; we innovate in the service of possibility, acting responsibly to create positive, lasting change in our world. We promote sustainability across our value chain, developing products and services for our customers that reduce environmental impact and improve quality of life.

The Company's businesses reflect the Company's purpose, values and desire to make a positive impact on the world. Since 2014, the Company has been transforming itself to focus on solving some of humanity's most challenging opportunities - from harnessing energy and growing food more sustainably to living and working with greater ease, efficiency, and comfort. Transforming the Company positions it to play a significant role in sustainable development issues, building partnerships with key players that help advance critical technologies, strengthening the Renewables, Residential, Agtech and Infrastructure businesses, and enabling the Company to better respond to humanity's evolving needs.

Segments

The Company serves customers primarily in North America including renewable energy (solar) developers, home improvement retailers, wholesalers, distributors, institutional and commercial growers of fruits, vegetables, flowers and other plants, and contractors. At December 31, 2023, the Company operated thirty facilities, which were comprised of twenty-three manufacturing facilities, one distribution center, and six offices, and were located within sixteen states, Canada and China. The Company's operational infrastructure provides the necessary scale to support regional and national customers in each of its markets.

The Company operates and reports its results in the following four reporting segments:
- Renewables
- Residential
- Agtech
- Infrastructure

The following table summarizes the primary products and, where applicable, services, applications, and end markets for each segment:

Renewables Segment

Products and Services	Applications	End Market
Design, engineering, manufacturing and installation of solar racking and electrical balance of systems	Commercial and distributed generation scale solar installations on any type of terrain	Solar developers; power companies; solar energy EPC contractors

Residential Segment

Products	Applications	End Market
Roof and foundation ventilation products	Ventilation and whole-house air flow management	Residential: new construction and repair and remodeling
Single point and centralized mail systems and electronic package solutions	Secure storage for mail and package deliveries	
Retractable awnings and gutter guards	Sun and wind protection; gutter protection	
Trims and flashings, metal roofing, rain dispersion, other accessories	Protection from water and other natural elements - roof integrity	

Agtech Segment

Products and Services	Applications	End Market
Provide growing solutions including the designing, engineering, manufacturing, full scope construction, maintenance and support of greenhouses and indoor growing operations	Retail, fruits and vegetables, flowers, cannabis, commercial, institutional and conservatories, car wash structures	Large scale indoor produce growers; retail garden centers; conservatories and botanical gardens; floriculture growers; agricultural research; car washes; cannabis growers

Infrastructure Segment

Products	Applications	End Market
Engineered solutions for bridges, highways and airfields, including structural bearings, expansion joints, pavement seals, elastomeric concrete, bridge cable protection systems	Preserve functionality under varying weight, wind, temperature and seismic conditions	Bridge and elevated highway construction, airport pavements

The Company's operating businesses have established strong positions in attractive end markets by building core capabilities in innovation, new products and services, manufacturing and field operations, business systems, quality performance, along with a healthy balance sheet and the strength of our people. The Company will continue its focus of time, talent, and energy on strengthening its position in each market it serves.

Attractive End Markets. The Company's businesses are focused on solving global challenges accelerating renewable energy generation, increasing the supply of locally-grown and more sustainably-produced food and plants, maintaining healthy and efficient home environments, supporting mail and package delivery, and improving the country's transportation infrastructure and ways of transporting people.

Value-Added Products and Services. The Company provides optimal solutions to its customers: racking, foundation, and electrical systems for photovoltaic solar systems, commercial growing greenhouses for biologically grown food, floriculture, and other plants; roof-related ventilation and weather protection to support healthy home environments; mail and package storage for home and retail and non-retail sites; and structural bearings, expansion joints and rubber products for bridges and other transportation structures. The Company's products and services are highly engineered, supported with intellectual property, and driven by effective business systems and IT infrastructure.

Commitment to Customer and Quality. The Company strives to be connected directly with its end customers, where it receives unfiltered feedback on performance, insight on customer problems and opportunities, and cooperation on ideas for new products, services, and business model optimization. The percentage of the Company's total revenue generated from products and services that were sold directly to the end user was approximately 45% and the Company expects this to grow in future years. The Company's commitment to quality is a core operating tenet, and its quality management systems are designed to ensure the Company delivers to meet customer and stakeholder expectations.

Strong Liquidity Profile. The Company strives to manage its cash resources to ensure sufficient liquidity to fund growth initiatives, support the seasonality of its businesses and manage effectively through economic cycles. As of December 31, 2023, the Company's liquidity was $495.5 million, including $99.4 million of cash and $396.1 million of availability under its revolving credit facility. The Company believes its low leverage and ample borrowing capacity, along with flexibility in its Credit Agreement, provides the Company with the financial capacity to fund its ongoing business requirements, strategic initiatives, and acquisition opportunities.

Recent Developments

On December 1, 2023, the Company sold its Japan-based solar racking business within its Renewables segment to a third party and received net proceeds of $8.0 million.

On July 5, 2023, the Company acquired the assets of a privately held Utah-based company that manufactures and distributes roof flashing and accessory products for $10.4 million.

Customers and Products

The Company's customers are located primarily throughout North America. One customer, a home improvement retailer which purchases from the Residential segment represented 13%, 14% and 13% of the Company's consolidated net sales for the years ended December 31, 2023, 2022 and 2021, respectively. No other customer in any segment or segments accounted for more than 10% of the Company's consolidated net sales.

Renewables

The Renewables segment designs, manufactures and installs solar energy mounting systems including foundation, racking, and electrical balance of systems for developers, EPCs and owners / operators of solar fields.

An integral part of solar projects is the design, engineering, and fabrication of unique structures and electrical balance of systems ("eBOS"), as well as the field installation of both whether applied to a ground-mounted or carport systems. The Company provides both fixed tilt and tracker racking systems along with either a screw or pile driven foundation systems. Most of the Company's production is completed using computer numerical control machines, roll forming machines, laser cutters and other fabrication tools. The structural metal components are designed, engineered, fabricated and installed in accordance with applicable building codes.

New products introduced in recent years include screw-based racking and foundation solutions, operating software to optimize solar energy investments, and single-axis tracker systems. The Company's screw-based racking foundation offers rapid and secure installation on any terrain. The Company's operating software enables its team to optimize solar project design utilizing solar irradiance data and topography analysis to quickly and automatically generate multiple potential layouts for complex projects. The single-axis tracker systems support and adapt to a variety of site conditions while also reducing the typical civil work preparation and installation costs associated with projects. The patented design eliminates complexities incorporated in traditional systems, simplifying the operations and maintenance of the system, along with streamlining the installation process. Other products offered include solar racking systems for both carports and pile-driven ground mount systems and eBOS. Solar racking systems for carports serve as protection for cars from the effects of the sun and intense heat while providing a renewable energy source. Similarly, solar racking systems installed on idle land, such as solid waste landfills, or on challenging, rocky terrain, converts such land into a useful property by providing clean renewable power generating capabilities. An eBOS system supports the conversion of captured sunlight to direct current energy. The Company is a full eBOS solution provider, from combiner boxes that take multiple source circuits and combine them into a single output to pre-fabricated and customized wire harnesses and source circuit lengths which greatly shorten field installation time.

Residential

The Residential segment serves both the residential repair and remodeling and new housing construction markets in North America with products and services including roof and foundation ventilation products, single point and centralized mail systems and electronic package solutions, outdoor living space products (sun-shading), rain dispersion systems, metal roofing job site services, and other construction accessories. The Company's residential product offerings are sold through major retail home centers, building material wholesalers, building product distributors, buying groups, roofing distributors, residential contractors, property management companies, manufactured housing dealers, postal services distributors and providers, and online direct to end consumers.

The Company's mail and electronic package solutions include single mailboxes, cluster style mail and parcel boxes for single and multi-family housing, and electronic package locker systems. The Company's remaining residential product offerings consist of roof edging and flashing, soffits and trim, drywall corner bead, metal roofing and accessories, rain dispersion products, including gutters and accessories, and exterior retractable awnings. Each of these product offerings can be sold separately or as part of a system solution.

The Company strives to improve its product-solution offerings while adapting to local and regional building codes and new products recently introduced include efficient-installation ventilation solutions, next generation single mailboxes, electronic parcel lockers, pipe flashings and remote-controlled deck awnings and valances for sun protection. The Company's ventilation and roof flashing products provide protection and extend the life of residential structures while providing a safer, healthier environment for residents. The Company's building products are manufactured primarily from galvanized and painted steel, anodized and painted aluminum, and various resins. The Company's cluster box mail delivery products provide delivery cost savings to the postal service while offering secure storage for delivered mail and packages. The Company's electronic parcel lockers systems provide multi-family communities and businesses a secure storage solution to handle both package deliveries and receipt of other goods, along with helping retail businesses and their customers to transact via buy online, pick up in store transactions.

The Company leverages its production capabilities and supply chain across the U.S. while maintaining the capability to support the many local and regional customer requirements. The production facilities and processes are designed to provide a broad, but locally focused product range of residential products, and includes automated roll forming and injection molding, welding, stamping, and finished painting. The Company maintains its equipment through daily maintenance and a preventive maintenance program. In some cases, the Company sources products from third-party vendors to optimize cost and quality in order to provide the very best and affordable solution for customers.

Agtech

The Agtech segment designs, manufactures, and builds advanced-technology turnkey greenhouse growing facilities for large-scale indoor commercial growers of fruits and vegetables, plants and flowers, and agricultural research and development facilities with over 100 universities in the United States. Large scale greenhouse facilities are unique to a particular type of plant, vegetable, flower, or fruit, and require unique structures, growing systems, and the integration of the structure and the systems.

Infrastructure

The Infrastructure segment serves highway and bridge construction and airports through commercial and transportation contractors and fabricators. The Company's products include expansion joints, structural bearings, rubber pre-formed seals and other sealants, elastomeric concrete, and bridge cable protection systems. Infrastructure's products are manufactured primarily from plate, rail and structural steel along with various resin and rubber based materials. The products manufactured are highly engineered to meet the exact specifications for the particular project undertaken.

New products introduced in recent years extend the infrastructure products into new markets. High speed and traditional rail projects involving elevated structures have created new opportunities in recent years. Engineered pavement sealants for roadways are commonly used in airport runways, for both existing runways and expansion projects. Its corrosion-protection products for cable-suspension bridges are now marketed and sold internationally and have been used on numerous signature bridges.

Engineering and Technical Services

The Company's business segments employ engineers and other technical personnel to perform a variety of key tasks which include the identification and implementation of improvements to its manufacturing process, redesign of its products for better performance, the development of new products and identification and execution of cost reduction activities. In addition, the Company's engineering staff employs a range of software to design highly specialized and technically precise products. In the Renewables, Agtech, and Infrastructure segments, drawings are approved and stamped by state licensed professional engineers as required by individual projects. Technical service personnel also work in conjunction with the Company's sales and product management teams in the new product development process to determine the types of products and services that suit the needs of customers.

Suppliers and Raw Materials

The Company's business is required to maintain sufficient quantities of raw material inventory in order to accommodate customers' delivery requirements. Accordingly, the Company plans its purchases to maintain raw materials at sufficient levels to satisfy the anticipated needs of customers. The Company has implemented enterprise resource planning systems along with a corporate wide SIOP (Sales, Inventory, Operations Planning process) to better manage inventory, forecast customer orders, enable efficient supply chain management, and allow for timely counter-measures to changing market conditions.

The primary raw materials the Company purchases are flat-rolled, structural and plate steel, aluminum coil and extrusions, and resins. The Company purchases flat-rolled and plate steel and aluminum at regular intervals on an as-needed basis, primarily from the major North American mills, as well as a limited amount from domestic service centers and foreign steel importers. Substantially all of its resins are purchased from domestic vendors, primarily through distributors, with a small amount purchased directly from manufacturers. Management continually evaluates improvements in the Company's purchasing practices across its geographically dispersed facilities in order to streamline purchasing across similar commodities.

The Company purchases natural gas and electricity from suppliers in proximity to its operations.

Intellectual Property

The Company actively protects its proprietary rights by the use of trademark, copyright, and patent registrations. While the Company does not believe that any individual item of its intellectual property is material, the Company believes its trademarks, copyrights, and patents provide the Company with a competitive advantage when marketing its products to customers. The Company also believes its brands are well recognized in the markets it serves and the Company believes the brands stand for high-quality manufactured goods at a competitive price. These trademarks, copyrights, and patent registrations help the Company maintain product leadership positions for the goods it offers.

Sales and Marketing

In 2023, approximately 41% of the Company's revenues were generated from products and services that were sold directly to the end user, with the remainder of revenues generated through retailers, wholesalers and distributors. The Company's sales process regularly includes a competitive bid process, and its reputation for product and service quality and meeting delivery requirements make the Company a preferred provider for many customers.

The Company's marketing focus is to build an enhanced cohesive brand strategy for Gibraltar—ensuring the Company has a defined purpose and values and ensuring the Company's brand messages reflect the needs of the market and the capabilities of its businesses with "We advance the art and science of making and celebrate the people that make life better". In addition, the businesses in the Company's Renewables segment were integrated and rebranded under the brand name Terrasmart at the beginning of 2022 and the Company's businesses in its Agtech segment were consolidated under the brand name Prospiant during 2021. In their markets, both brands reflect the Company's unique value to customers.

The Company's Customer Relationship Management systems provides important aggregate market data and visibility into sales account status and enabling cross-sell and up-sell opportunities.

Backlog

Backlog represents the value of the total confirmed orders at a point in time for which performance obligations have not yet been satisfied. Only actual orders with signed contracts are included in the Company's backlog. This metric is useful as it reflects the committed amount the Company expects to recognize as revenue in the near-term.

While the majority of the Company's products have short lead time order cycles, the Company has aggregated approximately $330 million of backlog at December 31, 2023 compared to $299 million at December 31, 2022. The backlog primarily relates to certain business units in the Company's Renewables, Agtech, and Infrastructure segments. The Company believes that the performance obligations related to the majority of its backlog will be satisfied and related revenue recognized during 2024.

Competition

The Company operates in highly competitive markets with several competitors participating in each of its end markets. The Company goes to market with a focused and broad range of high quality products, executes with speed and industry-leading service, value-based pricing and project management and field operations in its Agtech and Renewables businesses.

Seasonality

The Company's end markets have historically experienced seasonal demand fluctuation, with lower demand typically in the first and fourth quarters. Levels of residential and commercial construction can be cyclical and can depend on interest rates, availability of financing, inflation, employment, spending habits, consumer confidence and cost and availability of skilled labor. Furthermore, general economic forces, such as tax credit expirations, imposed tariffs and changes in the Company's products and customer mix can and have shifted traditional seasonal fluctuations in revenue over the past few years.

Governmental Regulation

The Company's production processes involve the use of environmentally regulated materials. The Company believes that the Company operates its business in material compliance with all federal, state and local environmental laws and regulations, and does not anticipate any material adverse effect on its financial condition or results of operations to maintain compliance with such laws and regulations. However, the Company could incur operating costs or capital expenditures in complying with new or more stringent environmental requirements in the future or with current requirements if they are applied to its manufacturing facilities or distribution centers in a way the Company does not anticipate. In addition, new or more stringent regulation of the Company's energy suppliers could cause them to increase the price of energy.

The Company's operations are also governed by many other laws and regulations covering its labor relationships, the import and export of goods, the zoning of its facilities, taxes, its general business practices, and other matters. The Company believes that it is in material compliance with these laws and regulations and does not believe that future compliance with such laws and regulations will have a material adverse effect on its financial condition or results of operations.

Human Capital - Organization Development

The foundation for the Company's focus on organizational development is built on two fundamental beliefs:

- The Company's ability to perform and deliver shareholder value is dependent on our people, and
- Each member of the Company's team plays an important role in creating an environment where individuals are respected and valued and diverse teams have the best chance to thrive.

The Company seeks to support an array of career pathways and life journeys by engaging the entire organization, with areas of focus that include Health and Safety, Education and Development, Diversity and Inclusion, Compensation and Benefits, as well as Communication and Employee Engagement.

The Company employed 2,097 full-time employees and 13 part-time employees as of December 31, 2023. Of the Company's 2,110 total employees, 796 were classified as salaried and 1,314 classified as hourly. The Company also employed approximately 358 full-time equivalent temporary agency employees. Approximately 6% of the Company's U.S. workforce was represented by unions through two collective bargaining agreements ("CBAs") as of December 31, 2023. Both of the Company's CBAs will expire and are expected to be renegotiated in 2024. The Company considers its employee relations to be good.

Health and Safety

The Company expects each team member of the Company to follow the Company's safety standards and practices, support the Company's key safety initiatives, be accountable to themselves and each other, and be part of safety solutions. The Company believes all accidents and near-misses are preventable as the Company strives to create a zero incident work environment.

The Company has continued to invest in the Company's safety organization, and implemented a disciplined safety management and reporting process, measuring and reviewing the Company's safety results continuously in each location. The Company's CEO reviews safety performance monthly, including recordable incidents, near misses, and first aid cases. Safety performance and best practices are also reviewed quarterly with the entire organization during company-wide Town Hall meetings and with the Company's Board of Directors during quarterly board meetings.

Each of the Company's businesses have a safety team that assesses all recordable incidents and near misses to identify mitigating actions to prevent accidents in the future. The Company's businesses also identify additional safety investments required for training, education, equipment, and processes as part of the Company's annual budget and capital planning procedure.

The Company is continuously evolving its crisis management plans as the Company gains experience, reviews industry best practices, and continues to develop more effective tools, processes, and policies. In an emergency, the Company's priorities are to protect the welfare of our people and to maintain business continuity.

Diversity and Inclusion

The Company supports and encourages a culture where diversity of thought flourishes and all employees feel appreciated, included, and know they have an equal opportunity to develop, grow, and succeed based on their performance. The Company believes demonstrating respect for our people and valuing their perspectives and their contributions is critical to cultivating the Company's best and most successful work environment.

Key demographics for the Company's employees are shown below. While the figures below are in total, the Company evaluates its organization against the diversity of the communities that the Company operates in, with a goal of being representative at the community level.

2023 Workforce Composition (Gender and Age)

Employee Age Groups	Female	Male	Non-Binary	Total by Age Group	% by Age Group
< 30 years of age	86	276	2	364	*17.3%*
30 - 49 years of age	297	678	—	975	*46.2%*
50+ years of age	245	526	—	771	*36.5%*
Total	**628**	**1,480**	**2**	**2,110**	
As a percentage	*29.8%*	*70.1%*	*0.1%*		

Number of 2023 Employees by Employment Type (by Gender)

Employee Type	Female	Male	Non-Binary	Total by Type	% by Type
Salary	242	554	—	796	*37.7%*
Hourly	386	926	2	1,314	*62.3%*
Total	**628**	**1,480**	**2**	**2,110**	

2023 Ethnic Background of Employees

Ethnic Background	% of Employees
White	58.8%
Hispanic or Latino	17.0%
Black or African American	12.6%
Asian	4.3%
Not Specified	3.5%
Two or More Races	2.3%
Hawaiian/Pacific Islander	0.9%
American Indian/Alaska Native	0.6%

The Company believes in building a team that includes people who bring diversity of thought, experience, and perspective to its organization. The Company recognizes that its organization and the communities in which the Company operates will continue to evolve and grow, which will require that the Company remain focused on the following initiatives:

- Continue the Company's mandatory and annual education and development program for the Company, including the Board of Directors, and evolve the curriculum as needed

- Continue to map the Company's organization with the communities where it operates and strive to reflect the diversity of these communities in the Company's team

- Implement and upgrade business systems across the Company to give the Company the capability to gather and analyze data, derive conclusions, and develop action plans for implementation

- Communicate the Company's progress through monthly business reviews with the Company's leadership teams, quarterly communications with its teams, and quarterly reviews with the Company's Board of Directors

- Build the most effective talent acquisition framework to attract the best people and extend training and development opportunities through a combination of on-the-job experiences, peer connections as well as classroom and self-paced learning.

- Be proactive with the Company's customers and supply chain partners to find ways to work together in promoting positive social development

Leadership Development

In 2022, the Company launched a reimagined leadership development program to better equip our mid- and senior-level leaders with modern tools and tactics to best foster collaboration and success within its workforce. The basis of the program now includes multiple learning paths to meet the development needs of employees at all levels, including ethics compliance, leadership development, continuous improvement, diversity & inclusion, and function-specific learning and certification programs.

The Gibraltar Leadership Program ("GLP") core curriculum is a two-day program with modules on servant leadership, skilled collaboration, accountability at work, taking control of conflict, emotional intelligence, and communicating as a manager. In 2022, 194 leaders from across the business units participated in the GLP, followed by 146 leaders in 2023.

In addition, the Company maintains its commitment to ethical leadership with quarterly ethics training for all employees. It also encourages and supports employees who pursue training and development to build their functional knowledge and expertise through continuing education and certification programs related to their functional area.

Going forward the Company has strategic initiatives in place to expand advanced trainings offered for current GLP participants. In addition, it seeks to best leverage its rising talent through future rollout of a Leadership Potential Assessment and Manager Fundamentals program. The continued deployment of the new human resources system will allow leaders at all levels from across the businesses to collaborate in a common space to share best practices and support new leaders with development coaching to continue to invest in their career growth.

Internet Information

Copies of the Company's Proxy Statements on Schedule 14A filed pursuant to Section 14 of the Securities Exchange Act of 1934 and Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 are available free of charge through the Company's website (www.gibraltar1.com) as soon as reasonably practicable after the Company electronically files the material with, or furnishes it to, the Securities and Exchange Commission.

Item 1A. *Risk Factors*

The Company's business, financial condition, results of operations, and the market price for its common stock are subject to numerous risks, many of which are driven by factors that cannot be controlled or predicted. The following discussion, as well as other sections of this Annual Report on Form 10-K, including "Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations," describe certain business and other risks affecting the Company. In conjunction with reviewing the forward-looking statements and other information contained in this Annual Report on Form 10-K, consideration should be given to the risk factors described below as well as those in the Safe Harbor Statement at the beginning of this Annual Report on Form 10-K. These risks are not the only risks to which the Company is exposed. The Company's business operations and the market for its securities could also be adversely affected by additional factors that are not presently known to the Company, or that it currently considers to be immaterial to its operations.

Risks Related to the Company's Business Operations

The volatility of the commodity market with respect to the Company's principal raw materials and component parts, or substantial decreases in the availability of the Company's principal raw materials and component parts, has impacted, and could continue to impact, the Company's business, results of operations, and cash flows.

The Company's principal raw materials are commodity products primarily consisting of steel, aluminum, and resins. The Company also purchases component parts such as glass for greenhouse roofing systems thus resulting in exposure to changes in the price and availability of glass, and furthermore, although not purchased by the Company, the Company also has exposure related to the availability of solar modules which has impacted the installation of, and which can and has reduced demand for, the Company's solar racking projects, as experienced in 2022 and 2023. The availability and pricing of raw materials and component parts can be volatile due to a number of factors beyond the Company's control, including general economic conditions, domestic and worldwide supply and demand, labor costs and availability, competition, freight costs and transportation, import duties, tariffs, and currency exchange rates. The Company may not be successful in passing along pricing increases to its customers or in its efforts to mitigate the impact of supply chain disruptions.

The failure by the Company's suppliers to deliver raw materials or component parts according to schedule, or at all, has resulted in manufacturing delays, capacity constraints, project delays, cost inflation and logistics delays and has affected, and may continue to affect, the Company's ability to meet its customers' needs. Furthermore, the failure of any sourced raw materials or components to conform to the Company's specifications could also result in delays in its ability to timely deliver, and may have an adverse impact on the Company's relationships with its customers and its ability to fully realize the revenue expected from sales to those customers.

In addition, commodity price fluctuations could force the Company to adjust its prices or to offer additional services or enhanced products at a higher cost to the Company, which could reduce the Company's gross profit, net income, and cash flow and cause the Company to lose market share.

Macroeconomic factors outside of the Company's control may adversely affect its business, its industry, and the businesses and industries of many of its customers and suppliers.

Macroeconomic factors can have and have had a significant impact on the Company's business, customer demand and the availability of credit and other capital, affecting the Company's ability to generate profitable margins. The Company's operations are subject to the effects of domestic and international economic conditions, including global industrial production rates, inflation, deflation, interest rates, availability of capital, debt levels, consumer spending, energy availability, commodity prices, and the effects of governmental initiatives to manage economic conditions, including government monetary and trade policies, tax laws and regulations. Tariffs placed on imported products used by the Company's customers, such as solar modules, could impact cost and availability of these products to the Company's customers which could impact the demand for the Company's products or services. In addition, fluctuations in the U.S. dollar impact the prices the Company charges and costs it incurs to export and import products. The Company is unable to predict the impact on its business of changes in domestic and international economic conditions. The Company faces changing market conditions, as well as changes in domestic or global economies, or certain industry sectors of those economies that are key to the Company's sales, may further deteriorate, and could result in a corresponding decrease in demand for the Company's products and negatively impact the Company's results of operations and financial condition.

In reference to aforementioned tariffs on imported solar modules, while the Company does not sell or import solar modules, the goods and services the Company provides for its customers depend upon the supply of solar modules for which such shortages have resulted in project delays over the past two years. The supply has been primarily impacted by two regulatory items: the Uyghur Forced Labor Prevention Act ("UFLPA") which was enacted in June 2022, and the circumvention of anti-dumping and countervailing duties ("AD/CVD") investigation launched by the U.S. Department of Commerce ("USDOC") in March 2022, against eight solar module manufacturers producing in four countries in Southeast Asia.

The UFLPA requires traceability of components of imported goods to validate components are not sourced from the Xinjiang province in China. This requirement has caused delays in module availability as module manufacturers must follow a stringent importation process with the U.S. Custom and Border Protection Agency. While a few of the larger module manufacturers are experiencing more consistent success with the importation process, other module suppliers need to make further progress with UFLPA and the importation process. The UFLPA continues to create a compliance burden and constrain supply of imported solar modules, but the Company expects continual improvement of supply as more module manufacturers move forward on the learning curve.

As a result of the USDOC's AD/CVD investigation, and until the final ruling from the USDOC was announced in August 2023, projects were delayed due to the risk of retroactive tariffs being imposed on the import of solar modules produced in four countries in Southeast Asia, where Chinese manufacturers have operations. In addition, of the eight major manufacturers under investigation, five were found to have been circumventing the AD/CVD orders. In parallel to the USDOC investigation, on June 6, 2022, an emergency Presidential Proclamation was issued delaying the imposition of duties on imports from the impacted countries until June 6, 2024. This proclamation provides non-U.S. based module manufacturers time to modify and secure supply chains to ensure compliance with U.S. law. In January 2024, a motion was filed requesting that the delay in the imposition of duties per the Presidential Proclamation be removed retroactively which could adversely impact the supply of modules imported into the U.S.

As the timing and progress of many of the Company's customers' projects depend upon the supply of solar modules and components, the Company's operating results have been impacted by the disruption resulting from the above investigation and validation procedures. The Company's operating results could be further adversely impacted by any final negative circumvention determinations made by the USDOC and continued timing lag of review by U.S. customs.

The success of the Company's business depends on the Company's senior management team, as well as other key employees and the Company's ability to attract, retain, develop and motivate a skilled and diverse workforce.

The Company's success is dependent on the management and leadership skills of its senior executive and divisional management teams. The Company cannot provide assurance that the Company will be able to retain its existing senior management personnel, or that the Company will have a successor prepared and available upon any loss of such personnel, or that the Company will be able to attract additional qualified personnel through external recruitment when needed. The Company has not entered into employment agreements with any of its senior management personnel.

Additionally, the Company may not be able to successfully compete for, attract, retain, develop or motivate a skilled and diverse workforce that the Company's business may require. The Company's business is dependent on engineers and other technical personnel to execute a variety of key responsibilities which include, but are not limited to, the identification and implementation of improvements to the Company's manufacturing process, redesign of the Company's products for better performance, the development of new products, and the identification and execution of cost reduction activities. Also, technical service personnel work in conjunction with the Company's sales force in the new product development process to determine the types of products and services that suit the particular needs of the Company's customers. Furthermore, the Company's business may be adversely impacted by the availability of labor at its manufacturing and distribution facilities, or in the field at its customers' project sites.

The unexpected loss of a member of the Company's senior management team, key employee or highly-skilled associate, including due to an increase in aggressive recruiting for talent in the current labor market, or the Company's inability to attract and retain additional personnel could deplete the Company's institutional knowledge base, erode the Company's competitiveness and prevent the Company from successfully executing its business strategy.

A significant portion of the Company's net sales are concentrated with a few customers. The loss of any of those customers would adversely affect the Company's business, results of operations, and cash flows.

A loss of sales from the Company's significant customers, whether due to a decrease in demand from the end markets the Company serves, the loss or bankruptcy of any significant customer, a decrease in the prices that the Company can realize from sales of its products to its significant customers, or a significant decrease in business from any of the Company's significant customers, could have an adverse effect on the Company's business, results of operations and cash flows. The Company's ten largest customers accounted for approximately 37%, 41%, and 38% of the Company's net sales during 2023, 2022, and 2021, respectively, with its largest customer accounting for approximately 13%, 14% and 13% of the Company's consolidated net sales during each of the years 2023, 2022, and 2021, respectively.

The Company's business is highly competitive and increased competition could reduce the Company's revenue, gross profit, net income, and cash flows.

The principal markets that the Company serves are highly competitive. Competition is based primarily on product functionality, quality, price, raw material and inventory availability, as well as the ability to meet delivery schedules dictated by customers. Additionally, the principal markets the Company participates in are characterized by changing technologies and new products and services, thus the Company also faces competition from the introduction of new products and services or technologies by competitors. The Company competes in its principal markets with companies of various sizes, some of which have greater scale, access to capital and other resources than the Company, as well as may have more established brand names and may be better able to withstand a change in conditions in the principal markets the Company serves. Increased competition could force the Company to lower its prices or to offer additional services or enhanced products at a higher cost to the Company, which could reduce the Company's gross profit, net income, and cash flow, and could cause the Company to lose market share. Further, if the Company does not have sufficient resources to invest or is otherwise unable to correctly identify customer needs and preferences, innovate and drive improvements or efficiencies in existing products, develop new products, technologies or services in the markets the Company participates in, or successfully commercialize its innovation efforts, the Company may lose market share. Even when the Company successfully innovates and develops new and enhanced products and services, the Company often incurs substantial costs in doing so, and the Company's revenue, gross profit, net income and cash flows may be impacted.

If the subcontractors the Company relies upon do not perform their contractual obligations, the Company's business, results of operations and cash flows would be adversely affected.

Some of the Company's construction contracts with customers involve subcontracts with other companies that perform a portion of the services or provide systems that are integral to the end product that the Company provides to its customers. The Company depends on the quality and timeliness of work performed by its subcontractors. There is a risk the subcontractors may not perform their contractual obligations, which may subject the Company to customer concerns or disputes. Any such disputes or concerns could materially and adversely impact the Company's ability to perform the Company's obligations as the prime contractor.

The Company's operations are subject to seasonal fluctuations and the cyclical nature of construction activity that may affect the Company's cash flows.

The Company's net sales are generally lowest in the first quarter primarily as a result of reduced activity in the construction industry due to inclement weather. Therefore, the Company's cash flows from operations may vary from quarter to quarter. Furthermore, construction activity has historically been cyclical and dependent on economic conditions, including interest rates, availability of financing, inflation, employment, spending habits, consumer confidence and other factors outside the Company's control. Residential and commercial construction is also affected by the cost and availability of skilled labor, which could impact both the cost and pace of construction activity, as well as the construction methods used, all of which could adversely affect demand for the Company's products. If the Company's cash flows were significantly reduced due to seasonal fluctuations or reduced construction activity, the Company may not be able to service its indebtedness or maintain covenant compliance.

The Company's ongoing and expected restructuring plans and other cost savings initiatives may not be as effective as the Company anticipates, and the Company may fail to realize the cost savings and increased efficiencies that the Company expects to result from these actions, which could negatively affect the Company's business, results of operations and financial condition.

The Company continually strives to simplify or improve processes, eliminate excess capacity and reduce costs in all areas of its operations, which from time to time includes restructuring and integration activities. The Company has implemented significant restructuring and integration activities across its manufacturing, sales and distribution footprint, which include workforce reductions and facility consolidations. Costs of future initiatives may be material and the savings associated with them are subject to a variety of risks, including the Company's inability to effectively eliminate duplicative back-office overhead, overlapping sales personnel, rationalize manufacturing capacity, synchronize information technology systems, consolidate warehousing and distribution facilities and shift production to more economical facilities. As a result, the contemplated costs to effect these initiatives may materially exceed estimates. The initiatives the Company is contemplating may require consultation with various employees and consultants which may influence the timing, costs and extent of expected savings and may result in the loss of skilled employees in connection with the initiatives.

If the Company is unable to implement its cost savings initiatives as timely and/or effectively as planned, the Company's business may be adversely affected by the negative impact on the Company's ability to continue to meet customer demand, maintain a high level of quality throughout the execution of the plans, and achieve the anticipated financial benefits of such plans. This may result in a material adverse effect on the Company's business, results of operations and financial condition.

Economic, political, and other risks associated with foreign operations could adversely affect the Company's results of operations and cash flows.

Although a significant majority of the Company's business activity takes place in the United States, the Company derives a portion of its revenues and earnings from operations in Canada, and is subject to risks associated with doing business internationally. The Company's sales originating outside the United States represented approximately 3% of the Company's consolidated net sales during the year ended December 31, 2023. The Company believes that its business activities outside of the United States involve a higher degree of risk than the Company's domestic activities, such as the possibility of unfavorable circumstances arising from host country laws or regulations, changes in tariff and trade barriers and import or export licensing requirements and exposes the Company to currency exchange rate fluctuations between the United States Dollar and foreign currencies. In addition, any local or global health issue or uncertain political climates, international hostilities, natural disasters, or any terrorist activities could adversely affect customer demand, the Company's operations and the Company's ability to source and deliver products and services to the Company's customers.

Climate change and climate change legislation or regulations may adversely affect the Company's business and results of operations.

Legislative and regulatory changes in response to the potential effects of climate change may require additional costs and investment for compliance, including an increase in the Company's capital expenditures to reduce the

Company's greenhouse gas emissions and increased cost of purchased energy for both the Company and its suppliers, which may increase the Company's costs to procure raw materials, components or equipment parts. As climate change continues to increase the severity of weather, physical effects—such as damage to facilities, capital equipment and inventory or disruption in production, product distribution or field operations as a result of heat, drought, wildfires, major storm events and shifts in regional weather patterns and intensities—may also significantly affect the Company's business and financial results. Concerns over global climate change and environmental sustainability over time, including due to expectations of the Company's stockholders, customers and employees, may influence the Company's strategic direction, supply chain, or delivery channels.

Future terror attacks, war, natural disasters or other catastrophic events beyond the Company's control could negatively impact the Company's business, results of operations, and cash flows.

Terror attacks, war, or other civil disturbances, natural or man-made disasters (which may become more frequent due to climate change), other catastrophic events or public health crises could cause catastrophic loss or other material damage to the Company's facilities or lead to economic instability, decreased capacity to produce the Company's products and decreased demand for the Company's products. The Company has experienced operating disruptions related to severe weather across the U.S. From time to time, terrorist attacks worldwide have caused instability in global financial markets. The Company continues to monitor the ongoing conflict between Russia and Ukraine, as well as other conflicts, including between Israel and Hamas and in the Red Sea, for any potential disruptions to the Company's operations. The Company could incur uninsured losses and liabilities arising from such events, and any resulting business interruptions could have an adverse effect on the Company's business, results of operations and cash flows.

Risks Related to Information Technology

The Company's business and financial performance may be adversely affected by cybersecurity attacks, information systems interruptions, equipment failures, and technology integration.

The Company relies on information technology ("IT") systems, some of which are provided and/or managed by third-parties, to process, transmit and store electronic information, including sensitive data such as confidential business information and personally identifiable data relating to the Company's employees, customers and other business partners, and to manage or support a variety of critical business processes and activities, such as receiving and fulfilling orders, billing, collecting and making payments, shipping products, providing services and support to customers, and fulfilling contractual obligations. The Company's ability to effectively manage its business depends on the security, reliability, and capacity of these IT systems. These systems, including those the Company acquires through business acquisitions can be damaged, disrupted or shut down due to attacks by computer hackers, computer viruses, ransomware, human error or malfeasance, power outages, hardware failures, telecommunication or utility failures, catastrophes, or other unforeseen events. While, the Company maintains IT measures designed to protect the Company against intellectual property theft, data breaches, sabotage and other external or internal cyber-attacks or misappropriation, cyber-attacks are increasingly difficult to identify and prevent, and it is possible that potential vulnerabilities could go undetected for an extended period. The Company's systems are not fully redundant and the Company's disaster recovery planning may not be sufficient. Any interruptions to the Company's IT systems could disrupt the Company's operations, causing delays or cancellation of customer orders or impeding the manufacture or shipment of products, processing of transactions or reporting of financial results. Security breaches can result in the misappropriation, destruction or unauthorized disclosure of confidential information or personal data belonging to the Company or to the Company's employees, partners, customers, or suppliers. Furthermore, security breaches could damage customer, business partner and employee relationships and the Company's reputation and result in legal claims and proceedings, liability and penalties under data protection laws and regulations. Some of the Company's IT systems have experienced past security breaches, although they did not have a material adverse effect on the Company's operating results. There can be no assurance that future incidents will not have material adverse effects on the Company's operations or financial results.

In addition, the Company's IT systems require an ongoing commitment of significant resources to maintain and enhance existing systems and develop new systems to keep pace with continuing changes in information processing technology, evolving legal and regulatory standards and customer expectations, changes in the techniques used to obtain unauthorized access to data and information systems, and the IT needs associated with the Company's changing products and services. In addition, the Company is subject to data privacy and security laws, regulations, and customer-imposed controls in a number of jurisdictions as a result of having access to and processing confidential, personal and/or sensitive data in the course of the Company's business. Compliance with the varying data privacy regulations across the United States and around the world has required and will continue to require significant expenditures. Further, there is increasing regulation regarding responses to cybersecurity incidents, including reporting to regulators, which could subject us to additional liability and reputational harm. There can be no assurance that the Company will be able to successfully maintain, enhance and upgrade the Company's IT systems as necessary to effectively address changing cybersecurity risks and legal requirements, and the Company's efforts to do so may be affect the Company's results of operations.

Risks Related to Acquisitions

The Company's strategy depends, in part, on identification, management and successful business and system integration of future acquisitions.

Historically, the Company has grown through a combination of internal growth plus external expansion through acquisitions. The Company intends to continue to seek additional acquisition opportunities in accordance with the Company's business strategy. However, the Company cannot provide any assurance that the following risks involved in completing acquisitions will not occur nor adversely impact the Company's operations and financial results:

- Failure to identify appropriate acquisition candidates, or, if the Company does, failure to successfully negotiate the terms of an acquisition;
- Diversion of senior management's attention from existing business activities;
- Failure to integrate any acquisition into the Company's operations successfully;
- Unforeseen obligations, loss of key customers, suppliers, and employees of the acquired businesses, or loss of existing customers and suppliers;
- Difficulties or delays in integrating and assimilating information and systems that may require significant unforeseen upgrades or replacement of the Company's primary IT systems across significant parts of the Company's business and operations, which could lead to interruptions of information flow internally and to the Company's customers and suppliers;
- The need to raise additional funds through additional equity or debt financing, which could be dilutive to stockholder value, increase the Company's interest expense and reduce the Company's cash flows and available funds; and
- Adverse impact on overall profitability if the acquired business does not achieve the return on investment projected at the time of acquisition.

Risks Related to Financing and Accounting Matters

The Company applies judgments and makes estimates in accounting for certain customer contracts, and changes in these judgments or estimates may have significant impacts on the Company's earnings.

Changes in judgments or required estimates and any subsequent adjustments to those judgments or estimates, such as performance incentives, penalties, contract claims and contract modifications, could have a material effect on the Company's sales and profits. Due to the substantial judgments applied and estimations involved with the Company's accounting for customer contracts, the Company's actual results could differ materially or could be settled unfavorably from the Company's estimates. Revenue representing 35%, 40% and 47% of 2023, 2022 and 2021 of the Company's consolidated net sales, respectively, were recognized over time under the cost-to-cost method. Refer to "Critical Accounting Estimates" within Item 7 of this Annual Report on Form 10-K for more detail of how the Company's financial statements can be affected by accounting for revenue from contracts with customers.

Increases in future levels of leverage and size of debt service obligations could adversely affect the Company's ability to raise additional capital to fund the Company's operations, limit the Company's ability to react to changes in the economy or the Company's industries and prevent the Company from meeting the Company's obligations.

As of December 31, 2023, the Company had no outstanding indebtedness, but has $396.1 million available for borrowing under its revolving credit facility. The Company's ability to make scheduled payments on, or refinance, its future debt obligations depend on the Company's financial condition and operating performance, which are subject to prevailing economic, industry and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond the Company's control. The Company may need to incur additional debt in the future to fund strategic acquisitions, investments or for other purposes, which debt could have significant adverse consequences to the Company's business. Any sustained weakness in general economic conditions and/or U.S. or global capital markets could adversely affect the Company's ability to raise capital on favorable terms or at all. The

Company's access to funds under its credit facility is dependent on the ability of the financial institutions that are parties to that facility to meet their funding commitments. Those financial institutions may not be able to meet their funding commitments if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests within a short period of time. Longer term volatility and continued disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation of financial institutions, reduced alternatives or failures of significant financial institutions could adversely affect the Company's access to the liquidity needed for its businesses in the longer term. Such disruptions could require the Company to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for its business needs can be arranged. The Company's Credit Agreement entered into on December 8, 2022, contains several financial and other restrictive covenants. A significant decline in the Company's operating income or use of the Company's Credit Agreement (or other additional indebtedness) for acquisitions, operations and capital expenditures could cause the Company to violate these covenants which could result in the Company incurring additional financing fees that would be costly and adversely affect the Company's profitability and cash flows.

Risks Related to Legal and Regulatory Matters

Imposed tariffs and potential future tariffs may result in increased costs and could adversely affect the Company's results of operations.

Tariffs imposed in the United States on certain steel and aluminum products imported into the U.S. have created volatility in the market and have increased the costs of these inputs. Increased costs for imported steel and aluminum products have led domestic sellers to respond with market-based increases to prices for such inputs as well. These tariffs, along with any additional tariffs or trade restrictions that may be implemented by the U.S. or other countries, could result in further increased costs, shifting in competitive positions and a decreased available supply of steel, resins and aluminum as well as additional imported components and inputs. The Company may not be able to pass price increases on to its customers and may not be able to secure adequate alternative sources of steel, resins and aluminum on a timely basis. While retaliatory tariffs imposed by other countries on U.S. goods have not yet had a significant impact, the Company cannot predict further developments. The tariffs could adversely affect the Company's income from operations for some of the Company's businesses and customer demand for some of the Company's products which could have a material adverse effect on the Company's results of operations, financial position and cash flows.

The expiration, elimination or reduction of solar rebates, credits and incentives may adversely impact the Company's business, results of operations, and cash flows.

A variety of federal, state and local government agencies provide incentives to promote electricity generation from renewable sources such as solar power. These incentives are in the form of rebates, tax credits and other financial incentives which help to motivate end users, distributors, system integrators and others to install solar powered generating systems. Any changes to reduce, shorten or eliminate the scope and availability of these incentive programs could materially and adversely impact the demand for the Company's related products, and the Company's financial condition and results of operations.

The timing and progress of many of the Company's renewable energy customers' projects are impacted by incentives provided by the Federal solar tax credit also known as Investment Tax Credits ("ITC"). The Inflation Reduction Act ("IRA") signed into law on August 16, 2022, among other things, provides for a variety of enhanced ITC and Production Tax Credits for renewable energy systems subject to specific dates and requirements. Demand for the Company's products could be adversely impacted if the Company does not meet the above standards in order to enable its customer to obtain the full enhanced tax credits.

The nature of the Company's business exposes the Company to product liability, product warranty and other claims, and other legal proceedings and could adversely affect the Company's business, financial condition, results of operations, and cash flows.

The Company is a party in product liability, product warranty and other claims relating to the products the Company manufactured and distributed. Although the Company currently maintains what the Company believes to be suitable and adequate insurance in excess of the Company's self-insured amounts for product liability and other claims, there can be no assurance that the Company will be able to maintain such insurance on acceptable terms or that such insurance will provide adequate protection against potential liabilities. Product liability claims could be expensive to defend and could divert the attention of the Company's management and other personnel for significant periods of time, regardless of the ultimate outcome. Claims of this nature could also have a negative impact on customer confidence in the Company's products, the Company's brands and the Company. In the ordinary course of business, the Company is also subject to other types of legal and regulatory proceedings. Any claims raised in legal and regulatory proceedings, whether with or without merit, could be time consuming and expensive to defend and could divert the Company's management attention and resources. The Company cannot assure you that any current or future claims will not adversely affect the Company's reputation, financial condition, operating results, and cash flows.

The Company could incur substantial costs in order to comply with, or to address any changes in or violations of, environmental, health, safety and other laws that could adversely affect the Company's business, financial condition, results of operations, and cash flows.

The Company's operations and facilities are subject to a variety of stringent federal, state, local, and foreign laws and regulations, including those relating to the protection of the environment and human health and safety. Compliance with these laws and regulations sometimes involves substantial operating costs and capital expenditures. Failure to maintain or achieve compliance with these laws and regulations or with the permits required for the Company's operations could result in substantial costs and liabilities, such as fines and civil or criminal sanctions, third-party claims for property damage or personal injury, cleanup costs or temporary or permanent discontinuance of operations, including claims arising from the businesses and facilities that the Company has sold. The Company is subject to the risk that the Company, its employees, its affiliated entities, its contractors, its agents or their respective officers, directors, employees and agents may take actions determined to be in violation of any of these laws, for which the Company might be held responsible, particularly as the Company expands its operations geographically through organic growth and acquisitions. The Company cannot provide assurance that the Company's internal controls and compliance systems, including the Company's Code of Ethics and Statement of Policy, will protect the Company from acts committed by the Company's employees, agents or business partners that violate U.S. and/or non-U.S. laws, including the laws governing payments to government officials, bribery, fraud, kickbacks and false claims, pricing, sales and marketing practices, conflicts of interest, competition, employment practices, workplace behavior, export and import compliance, economic and trade sanctions, money laundering and data privacy. An actual or alleged violation could result in substantial fines, sanctions, civil or criminal penalties, debarment from government contracts, curtailment of operations in certain jurisdictions, competitive or reputational harm, litigation or regulatory action and other consequences that might adversely affect the Company's results of operations, financial condition or strategic objectives. For certain businesses the Company has divested, the Company has provided limited indemnifications for environmental contamination to the successor owners. The Company has also acquired and expects to continue to acquire businesses and facilities to add to the Company's operations. While the Company sometimes receives indemnification for pre-existing environmental contamination, the party providing the indemnification may not have sufficient resources to cover the cost of any required measures. Certain facilities of the Company have been in operation for many years and the Company may be liable for remediation of any contamination at the Company's current or former facilities; or at off-site locations where waste has been sent for disposal, regardless of fault or whether the Company, its predecessors or others are responsible for such contamination. The Company has been responsible for remediation of contamination at some of the Company's locations, and while such costs have not been material to date, the cost of remediation of any of these and any newly-discovered contamination cannot be quantified, and the Company cannot assure you that it will not materially affect the Company's profits or cash flows. Changes in laws, regulations or enforcement policies, including without limitation new or additional regulations affecting disposal of hazardous substances and waste, greenhouse gas emissions or use of fossil fuels, could have a material adverse effect on the Company's business, financial condition, or results of operations.

The Company is subject to certain additional regulations as a United States government contractor or subcontractor and the Company's business, results of operations and cash flows could be adversely affected if the Company does not comply with these certain additional regulations.

Some of the Company's revenue is derived from contracts with agencies of the United States government and subcontracts with its prime contractors. As a United States government contractor or subcontractor, the Company is subject to federal contracting regulations, including the Federal Acquisition Regulations, which govern the allowability of costs incurred by the Company in the performance of United States government contracts. In connection with the Company's United States government business, the Company is also subject to government audits and to review and approval of the Company's policies, procedures, and internal controls for compliance with procurement regulations and applicable laws. In certain circumstances, if the Company does not comply with the terms of a government contract or with regulations or statutes, the Company could be subject to downward contract price adjustments or refund obligations or could in extreme circumstances be assessed civil and criminal penalties or be debarred or suspended from obtaining future contracts for a specified period of time.

Item 1B. *Unresolved Staff Comments*

None.

Item 1C. *Cybersecurity*

Securing the Company's IT systems is integral and foundational to its everyday operations. The mission of the Company's cybersecurity team is to focus on defining and deploying its information security strategy, sustaining a robust employee cyber awareness and training program, executing security engineering, providing continuous monitoring of its operations, responding and coordinating the response and investigation of cyber threats, building and testing its disaster recovery plans in support of its businesses' continuity plan requirements, and developing its cyber and information security policies. The Company employs a dedicated cybersecurity team led by its head of information and cybersecurity who reports directly to the Company's Chief Digital Information Officer. Combined, the Company's cybersecurity team has nearly four decades of security and technology operations expertise along with numerous security certifications.

The Company's cybersecurity strategy is based on recognized best practices, standards, and frameworks for cybersecurity and information technology, including the Center for Information Security ("CIS") Controls and National Institute of Standards and Technology ("NIST"). The strategy focuses on implementing technologies, controls, and processes to constantly monitor, identify, assess, and manage cybersecurity risks. The Company also has a cybersecurity incident response plan that is designed to provide a framework across all functions for a coordinated identification and response to security incidents.

Beyond technologies, processes, and controls, the Company's cybersecurity program also includes exercises designed to sustain a high level of awareness and readiness across its employee base of the risks that threat actors pose to the Company. Whether it is through the Company's monthly company-wide cyber training; its frequent in-house phishing exercises, regular tabletop exercises with the Company's Board of Directors, management, and employees; or its annual cyber business continuity planning sessions, the Company strives to provide education so its employees can be a positive force in the protection of the Company's systems.

The Company engages leading cybersecurity firms to assist with its security engineering and operations; provide independent evaluations of its security posture through regular assessment, penetration testing, or ethical hacking; and to audit and provide advice on how to make its security operations and controls more effective.

Furthermore, the Company utilizes third-party service providers to perform a variety of functions to assist in operating the business. The cybersecurity risks associated with the use of certain providers are covered under a vendor management process. Depending on the nature of the services provided, the sensitivity and/or quantity of information processed, the vendor management process may include reviewing cybersecurity practices of these providers, contractually imposing obligations on the provider, inspecting independently audited reports, and/or conducting its own security assessments of their services.

The Company's Board of Directors has ultimate oversight of the Company's cybersecurity risk. Senior leadership, including the Chief Digital Information Officer, updates the Board of Directors on the Company's cybersecurity and information security posture at least quarterly at the Company's board meetings, or more frequently as determined to be necessary or advisable. These updates include a review of cybersecurity incidents determined to have a moderate to high business impact, even if immaterial to the Company as a whole. The Audit and Risk Committee has responsibility for assisting the Board in the review and oversight of risks affecting the Company, and oversees the enterprise risk management process, which includes, with the assistance of internal audit, assessing the Company's exposure to cybersecurity risk and the effectiveness of the Company's processes and controls to address and respond to those risks. Management is responsible for hiring appropriate personnel, integrating cybersecurity considerations into the company's overall risk management strategy, and for communicating key priorities to employees, as well as for approving budgets, helping prepare for cybersecurity incidents, approving cybersecurity processes, and reviewing security assessments and other security-related reports.

Notwithstanding the focus and emphasis on cybersecurity, the Company has experienced and will continue to experience cybersecurity incidents. While prior incidents have not had a material effect on the Company's business, there can be no guarantee that the Company will not experience a future incident that does have a material effect on its business. See "Risk Factors - Risks Related to Information Technology - The Company's business and financial performance may be adversely affected by cybersecurity attacks, information systems interruptions, equipment failures, and technology integration" for more information on the Company's cybersecurity risks.

Item 2. *Properties*

The Company leases its principal executive office and corporate headquarters in Buffalo, New York. The number, type, location and classification of the properties used by the Company's operations by segment and corporate as of December 31, 2023, were as follows:

	Number and Type of Properties			
	Plant	**Distribution Center**	**Office**	**Total**
Renewables	4	1	2	7
Agtech	3	—	1	4
Residential	14	—	1	15
Infrastructure	2	—	—	2
Corporate	—	—	2	2
Total	23	1	6	30

	Location of Properties		Classification of Properties	
	Domestic	**Foreign**	**Owned**	**Leased**
Renewables	7	—	—	7
Agtech	2	2	1	3
Residential	15	—	5	10
Infrastructure	2	—	2	—
Corporate	2	—	—	2
Total	28	2	8	22

The Company believes that its properties are effectively utilized, well maintained, in good condition, and will be able to accommodate the Company's capacity needs to meet current levels of demand. In addition, the Company believes that its properties are located to optimize customer service, market requirements, distribution capability and freight costs.

Item 3. *Legal Proceedings*

From time to time the Company has been and may in the future become involved in litigation, as well as other legal proceedings in the ordinary course of the Company's business. The Company maintains liability insurance against risks arising out of the normal course of business. While the outcome of these legal proceedings cannot be predicted with certainty, the Company's management, based on currently available facts, does not believe that the ultimate outcome of any pending litigation will have a material effect on the Company's consolidated financial condition, results of operations, or liquidity.

See Note 19 to the Company's consolidated financial statements in Part II, Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K for further information.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

The Company's common stock is traded on the NASDAQ Global Select Market ("NASDAQ") under the symbol "ROCK."

As of February 20, 2024, there were approximately 29 shareholders of record of the Company's common stock. However, the Company believes that it has a significantly higher number of beneficial owners because of the number of shares that are held through banks, brokers, and other financial institutions.

The Company did not declare any cash dividends during the years ended December 31, 2023 and 2022 and does not expect to pay any in the foreseeable future. The Company intends to use cash generated by operations to reinvest in the businesses, fund acquisitions and to repurchase stock. The Company's disclosure in Note 9 of the Company's audited consolidated financial statements included in Item 8 of this Annual Report on Form 10-K provide additional information regarding restrictions on potential capital distributions.

In May 2022, the Company's Board of Directors authorized a share repurchase program of up to $200 million of the Company's issued and outstanding common stock. The program was publicly announced on May 4, 2022 and has a duration of three years, ending May 2, 2025. Repurchases may be made, from time to time, in amounts and at prices the Company deems appropriate, subject to market conditions, applicable legal requirements, debt covenants and other considerations. Any such repurchases may be executed using open market purchases, privately negotiated agreements or other transactions. The repurchase program may be suspended or discontinued at any time at the Company's discretion.

The Company did not purchase shares during the quarter ended December 31, 2023 and the dollar value of shares that may yet be purchased under the program was $88,943,472.

The Company did not sell unregistered equity securities during the period covered by this report.

Item 6. *[Reserved]*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Company's risk factors and its consolidated financial statements and notes thereto included in Item 1A and Item 8, respectively, of this Annual Report on Form 10-K. Certain information set forth in this Item 7 constitutes "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based, in whole or in part, on management's beliefs, estimates, assumptions, and currently available information. For a more detailed discussion of what constitutes a forward-looking statement and of some of the factors that could cause actual results to differ materially from such forward-looking statements, please refer to the "Safe Harbor Statement" on page 3 of this Annual Report on Form 10-K.

Company Overview

The Company is a leading manufacturer and provider of products and services for the renewable energy, residential, agtech, and infrastructure markets.

The Company operates and reports its results in the following four reporting segments:
- Renewables
- Residential
- Agtech
- Infrastructure

The Company serves customers primarily in North America including renewable energy (solar) developers, institutional and commercial growers of fruits, vegetables, flowers and other plants, home improvement retailers, wholesalers, distributors, and contractors. The Company's operational infrastructure provides the necessary scale to support local, regional, and national customers in each of its markets.

Demand for products and services in the segments and end markets the Company's businesses serve are subject to economic conditions that are influenced by various factors. These factors include but are not limited to changes in general economic conditions, interest rates, exchange rates, commodity costs, federal subsidies for renewable energy projects, supply limitations that impact the availability of solar modules and therefore solar racking installations, demand for residential construction, demand for repair and remodeling, governmental policies and funding, tax policies and incentives, tariffs, trade policies, weather patterns, the level of non-residential construction and infrastructure projects, demand for renewable energy sources, and climate change. The Company believes the key elements of its strategy outlined in Item 1. Business of this Annual Report on Form 10-K will allow the Company to respond timely to these factors.

Recent Trends

The uncertainty of the current macro-economic environment, including shifting inflation and higher interest rates, along with trade related disruptions that continue to impact the supply of solar modules used by the Company's customers, along with permitting delays that affected project timing, have impacted and may continue to adversely impact our performance and financial results. Although the disruption in the supply of solar modules is improving, our customers continue to be challenged to obtain permits from relevant government entities to build new solar fields and the Company does expect that these aforementioned dynamics will continue through 2024.

While the Company does not sell or import solar modules, the goods and services the Company provides for its customers depend upon the supply of solar modules. Shortages of solar modules have resulted in project delays over the past two years. The supply has been primarily impacted by two regulatory items: the UFLPA which was enacted in June 2022, and the circumvention of AD/CVD investigation launched by the USDOC in March 2022, against eight solar module manufacturers producing in four countries in Southeast Asia.

The UFLPA requires traceability of components of imported goods to validate components are not sourced from the Xinjiang province in China. This requirement has caused delays in module availability as module manufacturers must follow a stringent importation process with the U.S. Custom and Border Protection Agency. While a few of the larger module manufacturers are experiencing more consistent success with the importation process, other module suppliers need to make further progress with UFLPA and the importation process. The UFLPA continues to create a compliance burden and constrain supply of imported solar modules, but the Company expects continual improvement of supply as more module manufacturers move forward on the learning curve.

As a result of the USDOC's AD/CVD investigation, and until the final ruling from the USDOC was announced in August 2023, projects were delayed due to the risk of retroactive tariffs being imposed on the import of solar modules produced in four countries in Southeast Asia, where Chinese manufacturers have operations. In addition, of the eight major manufacturers under investigation, five were found to have been circumventing the AD/CVD orders. In parallel to the USDOC investigation, on June 6, 2022, an emergency Presidential Proclamation was issued delaying the imposition of duties on imports from the impacted countries until June 6, 2024. This proclamation provides non-U.S. based module manufacturers time to modify and secure supply chains to ensure compliance with U.S. law. In January 2024, a motion was filed requesting that the delay in the imposition of duties per the Presidential Proclamation be removed retroactively.

On August 16, 2022, the IRA was signed into law. Among other things, the IRA provides for a variety of enhanced ITC and Production Tax Credits for renewable energy subject to specific dates and requirements. Although the Company believes the IRA should assist in driving growth in the renewable energy industry, it is important that the Department of Treasury finalize rules governing the execution of additional investment tax incentives so industry and the Company's customers can move forward with projects currently on hold. Overall, the Company believes the enhanced tax credits under the IRA will provide long-term certainty for the industry and support consistent and accelerating demand for our products. The Company will work with its customers to optimize the various ITC as the final rules are defined and implemented.

Operating Performance Measures

The Company uses certain operating performance measures, specifically consolidated gross margin, operating margin by segment and consolidated operating margin, to manage its businesses, set operational goals, and establish performance targets for incentive compensation for its employees. The Company defines consolidated gross margin as a percentage of total consolidated gross profit to total consolidated net sales. The Company defines operating margin by segment as a percentage of total income from operations by segment to total net sales by segment and consolidated operating margin as a percentage of total consolidated income from operations to total consolidated net sales. The Company believes gross margin and operating margin may be useful to investors in evaluating the profitability of its segments and the Company on a consolidated basis.

Results of Operations

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

For a discussion of the Company's results of operations for the year ended December 31, 2022 and for a comparison of such results of operations for the year ended December 31, 2021 results please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Annual Report on Form 10-K for the year ended December 31, 2022 that was filed with the SEC on February 22, 2023.

The following table sets forth selected results of operations data (in thousands) and its percentages of net sales for the years ended December 31:

	2023		2022	
Net sales	$ 1,377,736	100.0 %	$ 1,389,966	100.0 %
Cost of sales	1,015,770	73.7 %	1,071,272	77.1 %
Gross profit	361,966	26.3 %	318,694	22.9 %
Selling, general, and administrative expense	207,440	15.1 %	188,592	13.5 %
Intangible asset impairment	3,797	0.3 %	—	— %
Income from operations	150,729	10.9 %	130,102	9.4 %
Interest expense	3,002	0.2 %	4,047	0.3 %
Other (income) expense	(1,265)	(0.1)%	14,565	1.1 %
Income before taxes	148,992	10.8 %	111,490	8.0 %
Provision for income taxes	38,459	2.8 %	29,084	2.1 %
Net income	$ 110,533	8.0 %	$ 82,406	5.9 %

The following table sets forth the Company's net sales by reportable segment for the years ended December 31 (in thousands):

					Impact of	
	2023	2022	Total Change	Acquisitions	Portfolio Management	Ongoing Operations
Net sales:						
Renewables	$ 330,738	$ 377,567	$ (46,829)	$ —	$ —	$ (46,829)
Residential	814,803	767,248	47,555	60,807	—	(13,252)
Agtech	144,967	168,868	(23,901)	—	(3,781)	(20,120)
Infrastructure	87,228	76,283	10,945	—	—	10,945
Consolidated	$1,377,736	$1,389,966	$ (12,230)	$ 60,807	$ (3,781)	$ (69,256)

Consolidated net sales decreased from 2022 by $12.2 million, or 0.9%, to $1.4 billion for 2023 compared to 2022. The decrease in revenue was driven by lower organic revenue of 5.0% or $69.3 million, the result of a 6% volume decline. Largely offsetting the year over year decrease were $60.8 million of revenues generated from recent acquisitions, which are reported as part of the Company's Residential segment, along with participation gains. Consolidated backlog increased 10% to $330 million up from $299 million at the end of the prior year.

Net sales in the Renewables segment decreased by 12.4%, or $46.8 million, to $330.7 million in 2023 compared to $377.6 million in 2022. Revenue decreased by 12.4% from the prior year as the market demand for solar racking installation continues to be impacted by timing delays due to lengthier permitting processes and pending guidance on final IRA tax credit guidelines, along with the lingering impact of importation challenges resulting from the UFLPA that lessened throughout the year. New order bookings continued to be robust as backlog increased 21% from the prior year.

Net sales in the Residential segment increased 6.2%, or $47.6 million, to $814.8 million in 2023 compared to $767.2 million in 2022. The increase from the prior year was the result of sales generated by recent acquisitions of $60.8 million along with additional participation gains and expanded market presence, which more than offset channel inventory corrections and price declines related to commodity cost reductions and 80/20 initiatives targeting less attractive product lines.

Net sales in the Agtech segment decreased 14.2%, or $23.9 million, to $145.0 million in 2023 compared to $168.9 million in 2022. Revenue declined as both the segment's commercial business and produce projects experienced delayed new project starts throughout most of the year, which began to convert to active projects in the fourth quarter of the year. While backlog decreased 6% year over year, the pipeline of projects is strong.

Net sales in the Infrastructure segment increased 14.3%, or $10.9 million, to $87.2 million in 2023 compared to $76.3 million in 2022. The increase in revenue was driven by continued solid end market demand and ongoing efforts to increase market participation. Backlog increased 3% year over year, benefiting from these efforts.

The Company's consolidated gross margin increased to 26.3% for 2023 compared to 22.9% for 2022. This increase was the result of improved price to material cost alignment, solid execution in field operations, improvement in supply chain management and continued operational efficiencies, along with 80/20 initiatives and favorable business and product mix.

Selling, general, and administrative ("SG&A") expenses increased by $18.8 million, or 10.0%, to $207.4 million for 2023 from $188.6 million for 2022. The $18.8 million increase was primarily due to higher performance-based compensation expense, as compared to the prior year. Incremental SG&A expenses incurred by recent acquisitions also contributed to the increase. SG&A expenses as a percentage of net sales increased to 15.1% for 2023 compared to 13.5% for 2022.

During 2023, the Company recognized intangible asset impairment charges of $3.8 million. The impairment was largely the result of a rebranding initiative that resulted in the discontinuation of an indefinite-lived trademark of $3.2 million in the Agtech segment, and to a lesser extent, the write-off of amortizing intangibles for $0.6 million related to a discontinued product line in the Renewables segment.

The following table sets forth the Company's income from operations and income from operations as a percentage of net sales by reportable segment for the years ended December 31 (in thousands):

	2023		2022		Total Change	
Income from operations:						
Renewables	$	30,160	9.1 %	$	25,243	6.7 %	$	4,917
Residential		143,068	17.6 %		126,458	16.5 %		16,610
Agtech		(928)	(0.6)%		2,914	1.7 %		(3,842)
Infrastructure		18,529	21.2 %		9,003	11.8 %		9,526
Unallocated Corporate Expenses		(40,100)	(2.9)%		(33,516)	(2.4)%		(6,584)
Consolidated income from operations							
	$	150,729	10.9 %	$	130,102	9.4 %	$	20,627

The Renewables segment generated an operating margin of 9.1% in 2023 compared to 6.7% in 2022. The increase in operating margin was driven by field operations productivity, favorable price to cost alignment and improved supply chain management that offset lower volumes and higher restructuring charges incurred in the current year related to addressing customer issues arising from the discontinued legacy solar tracker solution.

The Residential segment operating margin increased to 17.6% in 2023 from 16.5% in 2022. The increase in operating margin was the result of the benefit of improved alignment of price actions and input costs, along with 80/20 productivity initiatives and mix.

The Agtech segment generated an operating margin of (0.6)% in 2023 compared to 1.7% in 2022. The year over year decline in operating margin was the combined impact of a $3.5 million charge to write down a receivable associated with a distressed cannabis customer and the aforementioned $3.2 million indefinite-lived trademark impairment charge, the result of a rebranding initiative. The impact of these charges were partially offset by 80/20 initiatives and improvement in project management systems.

The Infrastructure segment operating margin increased to 21.2% in 2023 compared to 11.8% in 2022. The margin improvement was due to strong operating execution, 80/20 productivity initiatives, supply chain efficiency, and product line mix.

Unallocated corporate expenses increased $6.6 million, or 19.6%, to $40.1 million in 2023 from $33.5 million for 2022. The increase in expense was largely the result of higher performance-based compensation expense, as compared to the prior year.

Interest expense decreased $1.0 million to $3.0 million for 2023 from $4.0 million for 2022. The decrease in expense was primarily due to lower average outstanding balances in the current year, $37 million compared to $85 million, for 2023 and 2022, respectively, partially offset by higher interest rates compared to the prior year.

The Company recorded other income of $1.3 million in 2023, compared to other expense of $14.6 million in 2022. The current year income is the combined result of foreign currency translation fluctuations and changes in the fair market valuation allowance related to the liquidation of the processing business, offset by a $0.6 million pre-tax net loss relating to the sale of the Company's Japan-based solar racking business within its Renewables segment. In 2022, the Company recorded a $14.0 million valuation allowance related to the write-down of the processing business to estimated fair market value.

The Company recognized a provision for income taxes of $38.5 million, an effective tax rate of 25.8%, for 2023 compared with a provision for income taxes of $29.1 million, an effective tax rate of 26.1%, for 2022. The effective tax rates for 2023 and 2022 exceeded the U.S. federal statutory rate of 21% due to state taxes and nondeductible permanent differences partially offset by favorable discrete items due to an excess tax benefit on stock-based compensation.

Liquidity and Capital Resources

The following table sets forth the Company's liquidity position as of (in thousands):

	December 31, 2023	December 31, 2022
Cash and cash equivalents	$ 99,426	$ 17,608
Availability on revolving credit facility	396,056	304,505
	$ 495,482	$ 322,113

Sources of Liquidity

The Company's sources of liquidity are comprised of cash on hand and available borrowing capacity provided under the Company's Credit Agreement (the "Credit Agreement"), entered into on December 8, 2022. The Credit Agreement maintains similar capacity as the prior agreement in which it provides for a revolving credit facility and letters of credit in an aggregate amount equal to $400 million. The Company can request additional financing to increase the revolving credit facility to $700 million or enter into a term loan of up to $300 million subject to conditions set forth in the Credit Agreement. The Company believes that these sources provide the Company with ample liquidity and capital resources to invest in operational excellence, growth initiatives and the development of the organization.

The Company has been able to weather the economic impacts of the broader market dynamics, including the inflationary cost environment, while continuing to make investments that support the Company's strategy. The Company continues to remain focused on managing its working capital, closely monitoring customer credit and collection activities, working with suppliers and challenging business process to optimize investment, and working to extend payment terms with its vendors. The Company believes its liquidity, together with the cash expected to be generated from operations, should be sufficient to fund working capital needs and growth initiatives for the foreseeable future.

The Company can and does use its revolving credit facility to provide liquidity and capital resources primarily for the Company's U.S. operations when necessary. Generally, the Company's foreign operations have generated cash flow from operations sufficient to invest in working capital and fund their capital improvements. As of December 31, 2023 and 2022, the Company's foreign subsidiaries held $6.9 million and $15.2 million of cash, respectively.

Outstanding balances on the Company's revolving credit facility under the Company's Credit Agreement accrue interest at a rate, at the Company's option, equal to the applicable margin plus (a) a base rate, (b) a daily simple secured overnight financing rate ("SOFR"), (c) a term SOFR rate, or (d) for certain foreign currencies, a foreign currency rate. See Note 9 to the Company's consolidated financial statements in Part II, Item 8, Financial Statements, of this Annual Report on Form 10-K for further information on the Company's Credit Agreement.

Uses of Cash / Cash Requirements

The Company's material short-term cash requirements primarily include accounts payable, certain employee and retiree benefit-related obligations, operating lease obligations, capital expenditures, and other purchase obligations originating in the normal course of business for inventory purchase orders and contractual service agreements. The Company's principal capital requirements are to fund its operations' working capital and capital improvements, as well as provide capital for acquisitions and to strategically allocate capital through repurchases of Company stock. The Company will continue to invest in growth opportunities as appropriate while focusing on working capital efficiency and profit improvement opportunities to minimize the cash invested to operate its business.   The Company intends to fund its cash requirements through cash generated from operations and, as necessary, from the availability on its revolving credit facility.   See Notes 8, 10, 12, 18 and 20 to the Company's consolidated financial statements in Part II, Item 8, Financial Statements, of this Annual Report on Form 10-K for further detail on the Company's accrued expenses, employee and retiree benefit-related obligations, operating lease obligations and historical capital expenditures.

In May 2022, the Company's Board of Directors authorized a share repurchase program of up to $200 million of the Company's issued and outstanding common stock. The program has a duration of three years, ending May 2, 2025. Repurchases may be made, from time to time, in amounts and at prices the Company deems appropriate, subject to market conditions, applicable legal requirements, debt covenants and other considerations. Any such repurchases may be executed using open market purchases, privately negotiated agreements or other transactions. The repurchase program may be suspended or discontinued at any time at the Company's discretion. As of December 31, 2023, the Company has repurchased 2,518,941 shares for an aggregate price of $111.0 million under this repurchase program, including 521,575 shares repurchased for an aggregate price of $25.2 million during the year ended December 31, 2023.

Over the long-term, the Company expects that future investments, including strategic business opportunities such as acquisitions, may be financed through a number of sources, including internally available cash, availability under the Credit Agreement, new debt financing, the issuance of equity securities, or any combination of the aforementioned. The $10.4 million preliminary purchase price for the acquisition of a privately held Utah-based company was financed primarily through borrowing on the Company's revolving credit facility. All potential acquisitions are evaluated based on the Company's acquisition strategy, which includes the enhancement of the Company's existing products, operations, and/or capabilities, as well as expanding the Company's access to new products, markets, and customers, with the goal of creating compounding and sustainable stockholder value.

These expectations are forward-looking statements based upon currently available information and may change if conditions in the credit and equity markets deteriorate or other circumstances change. To the extent that operating cash flows are lower than current levels, or sources of financing are not available or not available at acceptable terms, the Company's future liquidity may be adversely affected. See Item 1A. "Risk Factors - Risks Related to Financing and Accounting Matters - Increases in future levels of leverage and size of debt service obligations could adversely affect the Company's ability to raise additional capital to fund the Company's operations, limit the Company's ability to react to changes in the economy or the Company's industries and prevent the Company from meeting the Company's obligations."

Cash Flows

The following table sets forth selected cash flow data for the years ended December 31 (in thousands):

		2023		2022
Cash provided by (used in):				
Operating activities	$	218,476	$	102,691
Investing activities		(15,722)		(71,683)
Financing activities		(120,329)		(25,007)
Effect of exchange rate changes		(607)		(1,242)
Net increase in cash and cash equivalents	$	81,818	$	4,759

Operating Activities

Net cash provided by operating activities for 2023 of $218.5 million consisted of income from continuing operations of $110.5 million, non-cash net charges totaling $67.0 million, which include depreciation, amortization, intangible asset impairment, stock compensation, exit activity costs, provision for deferred income taxes and other non-cash charges, and $41.0 million of cash generated from working capital and other net operating assets largely due to the Company's focus on reducing its investment in inventory to better align with lower sales volumes while still meeting customer demand.

Net cash provided by operating activities for 2022 of $102.7 million consisted of income from continuing operations of $82.4 million, non-cash net charges totaling $58.6 million, which include depreciation, amortization, stock compensation, exit activity costs, provision for deferred income taxes and other non-cash charges, offset by a net investment in working capital and other net assets of $38.3 million. The net investment in working capital was largely the result of the timing and the settlement of payables in 2022 related to inventory received in 2021. Further, offsetting the impact of the decline in payables, the Company also reduced its investment in inventory as supply chain challenges subsided in 2022 and the Company was able to better align inventory levels with lower sales volumes. The decrease in accounts receivable as a result of lower sales volume in the fourth quarter of 2022 compared to the fourth quarter of 2021 also partially offset the investment in working capital.

Investing Activities

Net cash used in investing activities for 2023 of $15.7 million consisted of net cash paid of $10.4 million for the acquisition of a privately held Utah-based company in the third quarter of 2023 and net capital expenditures of $13.9 million offset by net proceeds of $8.0 million from the sale of the Company's Japan-based solar racking business in the Company's Renewables segment in the fourth quarter of 2023 and receipt of the $0.6 million final working capital settlement related to the 2022 acquisition of QAP.

Net cash used in investing activities for 2022 of $71.7 million consisted of net cash paid of $51.6 million for the acquisition of QAP in the third quarter of 2022 and capital expenditures of $20.1 million.

Financing Activities

Net cash used in financing activities for 2023 of $120.3 million consisted of net long-term debt payments of $91.0 million and $29.3 million of common stock repurchases. Net long-term debt payments consisted of $141.0 million in long-term debt payments, offset by $50.0 million in proceeds from borrowing on the Company's long-term debt credit facility. The Company paid $26.0 million in the current year to repurchase of 538,575 shares under the Company's authorized share repurchase program. The remainder of the repurchased common stock of $3.3 million related to the net settlement of tax obligations for participants in the Company's equity incentive plans.

Net cash used in financing activities for 2022 of $25.0 million consisted of $89.5 million of common stock repurchases, $2.0 million payment of debt issuance costs, offset by net proceeds from borrowings of $66.5 million. Repurchases of 1,997,366 shares under the Company's authorized share repurchase program totaled $85.1 million with the balance of $4.4 million of common stock repurchases related to the net settlement of tax obligations for participants in the Company's equity incentive plans. Net proceeds from borrowings consisted of $204.5 million in proceeds from borrowing on the Company's long-term credit facility, offset by $138.0 million in payments on long-term debt.

Critical Accounting Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make decisions based upon estimates, assumptions, and factors it considers relevant to the circumstances. Such decisions include the selection of applicable principles and the use of judgment in their application, the results of which could differ from those anticipated.

A summary of the Company's significant accounting policies are described in Note 1 of the Company's consolidated financial statements included in Part II, Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K.

Our most critical accounting estimates that require the most difficult, subjective and complex judgments include:

- revenue recognition on contracts with customers;
- the determination of fair value of assets acquired in significant business combination transactions; and
- the assessment of recoverability of goodwill and other indefinite-lived intangible assets.

Management reviews these estimates on a regular basis and makes adjustments based on historical experience, current conditions, and future expectations. Management believes these estimates are reasonable, but actual results could differ from these estimates.

Revenue Recognition on Contracts with Customers

The vast majority of the Company's sales contracts are for standard products with revenue recognized at the point in time the Company transfers control to the customer. The point in time the Company transfers control is based on when the Company determines the customer has legal title, significant risks and rewards of ownership of the asset, and the Company has a present right to payment for the product. However, revenue representing approximately 35%, 40% and 47% of the Company's 2023, 2022 and 2021 consolidated net sales, respectively, was recognized over time under the cost-to-cost method as the Company satisfied its performance obligations. This method of revenue recognition pertains to activities within the Renewables, Agtech, and Infrastructure segments.

Revenue recognized on contracts over time using the cost-to-cost method for measuring progress is recognized as work progresses toward completion based on the ratio of cumulative costs incurred to date to estimated total contract costs at completion. Revenues are recognized proportionally as costs are incurred under this method. Estimates of the total costs at completion for the performance obligations involve subjective judgment and estimation to determine total costs expected to be incurred by the time the performance obligation has been completed and accepted by the customer. The estimates of total costs to be incurred at completion of each contract are sensitive to significant judgments and assumptions, such as the expected costs to complete installation, which are affected by customer site-specific conditions as well as availability and cost of third-party contractors to complete the installation process. These estimates, judgments and assumptions impact the timing and amount of net sales and cost of sales recognized on in-progress performance obligations with customers. The Company continuously reviews its estimates and the progress and performance of the performance obligation for substantially all contracts that the Company recognizes revenue over time under the cost-to-cost method. Any adjustments or changes in these estimates affecting sales, costs and profits are recognized in the period in which the change becomes known using the cumulative catch-up method of accounting, resulting in the cumulative effect of changes reflected in the period. A significant change in an estimate on one or more contracts could have a material effect on the Company's results of operations.

Contract costs include all direct costs related to contract performance. Selling and administrative expenses are charged to operations as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Because of inherent uncertainties in estimating costs, it is reasonably possible that changes in performance could result in revisions to cost and revenue, which are recognized in the period when the revisions are determined.

Accounting for Fair Value of Assets Acquired in a Significant Business Combination

When the Company acquires a business, the Company allocates the purchase price to the assets acquired and liabilities assumed in the transaction at their respective estimated fair values. The Company records any premium over the fair value of net assets acquired as goodwill. Significant judgment is necessary to determine the fair value of the purchase price. The allocation of the purchase price involves judgments and estimates both in characterizing the assets and in determining their fair value. The way the Company characterizes the assets has important implications, as long-lived assets with definitive lives, for example, are depreciated or amortized, whereas goodwill is tested annually for impairment, as explained above.

With respect to determining the fair value of assets acquired in a significant business combination, the most subjective estimates involve valuations of long-lived assets, such as identified intangible assets and property, plant, and equipment. The Company uses all available information to make these fair value determinations and engage independent valuation specialists to assist in the fair value determination of the acquired long-lived assets. The fair values of long-lived assets are determined using valuation techniques that use discounted cash flow methods, independent market appraisals, and other acceptable valuation techniques. The significant assumptions used to estimate the value of the intangible assets included discount rates, customer attrition, and certain assumptions that form the basis of the forecasted results (e.g., revenue growth rates and operating profit margin). The significant assumptions related to estimating the fair value of the intangible assets above are forward looking and could be affected by future economic market conditions.

Goodwill and Other Indefinite-lived Intangible Asset Impairment Testing

The Company's goodwill and indefinite-lived intangible asset balances of $513.4 million and $52.3 million, respectively, which in aggregate represent approximately 45% of total assets as of December 31, 2023, are subject to impairment testing. The Company tests goodwill and indefinite-lived intangible assets for impairment on an annual basis as of October 31 and at interim dates when indicators of impairment are present. Indicators of impairment could include a significant long-term adverse change in business climate, poor indicators of operating performance, or a sale or disposition of a significant portion of a reporting unit.

The Company tests goodwill for impairment at the reporting unit level. The Company identifies the Company's reporting units by assessing whether the components of the Company constitute businesses for which discrete financial information is available and segment management regularly reviews the operating results of those components. The Company has seven reporting units, all of which have goodwill. The Company tests its indefinite-lived intangible assets for impairment by comparing the fair value of the indefinite-lived intangible asset, determined using a discounted cash flow model, with its carrying amount.

During interim periods, the Company evaluates the potential for goodwill and indefinite-lived intangible asset impairment using a qualitative assessment by considering factors such as, but not limited to, macroeconomic conditions, industry conditions, the competitive environment, changes in the market for the Company's products and services, regulatory and political developments, entity specific factors such as strategy, changes in key personnel, and overall financial performance. Upon completing this assessment, if it is determined that it is more likely than not that the fair value is less than its carrying value, the Company proceeds to a quantitative impairment test. During the interim periods of 2023, the Company concluded that no indicators of impairment existed at interim dates and did not perform any quantitative interim impairment tests related to goodwill and indefinite-lived intangible assets.

The Company conducts its annual impairment test as of October 31, during which the Company tests goodwill and other indefinite-lived intangible assets for impairment. On an annual basis, the quantitative goodwill impairment test consists of comparing the fair value of a reporting unit with the carrying amount of the reporting unit including goodwill. If the carrying amount of the reporting unit exceeds the reporting unit's fair value, an impairment loss is recognized in the amount by which the carrying value of the reporting unit exceeds the fair value of the reporting unit. The assumptions used to determine the fair value of the Company's indefinite-lived intangible assets are consistent with the assumptions employed in the determination of the fair values of the Company's reporting units. An impairment loss would be recognized for the carrying amount in excess of its fair value. The fair values of the impaired trademarks were determined using an income approach consisting of the relief-from-royalty method.

The annual quantitative impairment tests require subjective and complex judgment due to the significant estimation required in determining the fair value of the reporting units and the fair value of indefinite-lived intangible assets. Reporting unit fair value estimates include significant assumptions such as: revenue growth rates, operating margins, estimated royalty rates, company-specific risk premiums used in the weighted-average cost of capital, and EBITDA multiples, which are affected by expectations about future market or economic conditions. The Company performs sensitivity analyses on significant assumptions to evaluate how changes in the estimated fair values of reporting units and indefinite-lived intangible assets respond to changes in assumptions, specifically the revenue growth rates and the weighted-average cost of capital.

As a result of the Company's quantitative testing, none of the reporting units as of the Company's testing date had carrying values in excess of their fair values, nor were any of the reporting units "at-risk" of impairment. The Company quantitatively defines "at risk" as a percentage of the excess of the reporting unit's fair value over its carrying amount that is less than 10%. An "at risk" reporting unit qualitatively represents a reporting unit with a higher degree of uncertainty of the reporting unit's ability to meet its forecasted cash flows based upon revenue growth rate and operating margin assumptions relied upon in the estimation of its fair value.

There were no impairment charges against goodwill recorded during the years ended December 31, 2023, 2022, and 2021.

The Company recognized intangible asset impairment charges of $3.8 million during the year ended December 31, 2023 related to indefinite-lived trademark intangible assets due to a rebranding initiative that resulted in the discontinuation of certain indefinite-lived trademarks in the Agtech segment, along with the write-off of amortizing intangibles related to a discontinued product line in the Renewables segment. The Company recognized no impairment charges related to intangible assets during the year ended December 31, 2022. The Company recognized $8.3 million of impairment charges on its indefinite-lived intangible assets during the year ended December 31, 2021 due to a rebranding initiative resulting in the discontinuation of two indefinite-lived trademarks in the Agtech segment.

Recent Accounting Pronouncements

New accounting pronouncements are issued periodically that affect the Company's current and future operations. See Note 1 to the Company's consolidated financial statements in Part II, Item 8, Financial Statements and Supplementary Data, of this Annual Report on Form 10-K for further information on recent accounting pronouncements in accordance with U.S. generally accepted accounting principles.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

In the ordinary course of business, the Company is exposed to various market risk factors, including changes in general economic conditions, competition, and raw materials pricing and availability. In addition, the Company is exposed to other financial market risks, primarily related to its long-term debt and foreign operations.

Raw Material Pricing Risk

The Company is subject to market risk exposure related to volatility in the price of the Company's principal raw materials of steel, aluminum and resins, which are cyclical in nature and have been historically volatile. Exposure to commodity price fluctuations are generally managed through alignment of the Company's materials costs with pricing to customers by passing increases in raw material costs through to customers and maintaining inventory levels not in excess of the Company's production requirements. The Company may experience unfavorable cost-price alignment if increases in these raw material costs cannot be partially or fully passed on to customers, or if the timing of price increases lags behind the raw material cost increases. The Company cannot accurately calculate the pre-tax impact a one percent change in the commodity costs would have on the Company's 2023 operating results as the change in commodity costs would both impact the cost to purchase materials and the selling prices the Company offers to customers. The impact to the Company's operating results would significantly depend on the competitive environment and the costs of other alternative products, which could impact the Company's ability to pass commodity costs to customers.

Interest Rate Risk

The Company currently utilizes variable interest rate debt to manage interest rate risk, and would consider utilizing fixed rate debt if borrowings were expected to be outstanding for an extended period of time. In order to manage interest rate risk, the Company will continue to monitor changes in its debt levels and access to capital ensuring interest rate risk is appropriately managed. At December 31, 2023, the Company's available variable rate debt consisted of borrowings under the Company's Credit Agreement, of which there was no outstanding indebtedness on the revolving credit facility as of December 31, 2023 and there was no other debt outstanding at year end. Borrowings under the revolving credit facility during the year ended December 31, 2023 bore interest at a variable interest rate based upon, at the Company's option, at a rate equal to an additional margin plus (a) a base rate, (b) a daily simple SOFR rate, (c) a term SOFR rate or (d) for certain foreign currencies, a foreign current rate. A hypothetical 1% increase or decrease in interest rates would have changed the Company's 2023 interest expense by $0.4 million.

Foreign Exchange Risk

The Company has foreign exchange risk due to the Company's international operations, primarily in Canada, and through sales to and purchases from foreign customers and vendors. Changes in the values of currencies of foreign countries affect the Company's financial position and cash flows when translated into U.S. dollars. The Company principally manages its exposures to many of these foreign exchange rate risks solely through management of its core business activities. The Company cannot accurately calculate the pre-tax impact that a one percent change in the exchange rates of foreign currencies would have on the Company's 2023 operating results as the changes in exchange rates would impact the cost of materials, the U.S. dollar revenue equivalents, and potentially the prices offered to overseas customers.

Item 8. *Financial Statements and Supplementary Data*

	Page Number
Financial Statements:	
Report of Independent Registered Public Accounting Firm (PCAOB ID: 42)	34
Consolidated Statements of Income for the Years Ended December 31, 2023, 2022, and 2021	36
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2023, 2022, and 2021	37
Consolidated Balance Sheets as of December 31, 2023 and 2022	38
Consolidated Statements of Cash Flows for the Years Ended December 31, 2023, 2022, and 2021	39
Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2023, 2022, and 2021	40
Notes to Consolidated Financial Statements	41
Index for Notes to Consolidated Financial Statements:	
Note 1. Summary of Significant Accounting Policies	41
Note 2. Accounts Receivable, Net	46
Note 3. Revenue	46
Note 4. Inventories, Net	47
Note 5. Property, Plant, and Equipment, Net	47
Note 6. Acquisitions	47
Note 7. Goodwill and Related Intangible Assets	50
Note 8. Accrued Expenses	51
Note 9. Debt	52
Note 10. Pension and Other Postretirement Benefits	52
Note 11. Accumulated Other Comprehensive (Loss) Income	54
Note 12. Equity-Based Compensation	55
Note 13. Fair Value Measurements	58
Note 14. Discontinued Operations	58
Note 15. Exit Activity Costs and Asset Impairments	59
Note 16. Income Taxes	59
Note 17. Earnings per Share	62
Note 18. Leases	62
Note 19. Commitments and Contingencies	63
Note 20. Segment Information	63

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Gibraltar Industries, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Gibraltar Industries, Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 21, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition on Contracts

Description of the Matter

During the year ended December 31, 2023, the amount of revenue recognized over time was $484 million. As discussed in Note 1 to the consolidated financial statements, for contracts with customers with respect to which the Company satisfies a performance obligation over time, the Company recognizes revenue based on the extent of progress towards completion of the performance obligation using the cost-to-cost measure of progress. Auditing management's estimates to complete for certain components is especially subjective due to significant judgment required in estimating the remaining costs to complete. Factors inherent in the estimation process include direct labor hours, direct material costs, and other direct costs. Due to uncertainties attributed to such factors, a significant change in an estimate on one or more contracts could have a material effect on the Company's results of operations.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls that address the risks of material misstatement relating to the measurement and valuation of the Company's review of estimated costs to complete, including the determination of the underlying significant assumptions and the completeness and accuracy of the open contracts reviewed. For example, we tested controls over management's quarterly review of the cost estimates, monthly review of open contracts and completed contracts, and review over the cost estimates used to develop initial cost estimates on projects.

To test the amount of revenue recognized from contracts, our audit procedures included, among others, assessing whether the performance obligations identified were appropriately recognized on an over time basis through inspection of the contract and inquiry from program management regarding the nature and scope of work and testing the completeness and accuracy of the data underlying the determination of the amount of revenue recognized in the current period. To assess the over time revenue recognition, we tested that the actual costs incurred on the project are complete and accurate through agreement to supporting evidence. Our testing of the assumptions included a combination of confirmation of contract terms, billings, and project status directly with customers, inquiries of the program management and financial personnel, inspection of evidence to support future estimated costs, performance of an analysis of actual gross margin on completed contracts compared to prior estimates, evaluation of subsequent year-end expenses incurred on projects, and assessment of the historical accuracy of management's estimates by analyzing changes in project gross margins during project lifecycles and determining if those changes were driven by cost factors that should have been known or could have been reasonably estimated at project inception.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2005.

Boston, Massachusetts

February 21, 2024

GIBRALTAR INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	Years Ended December 31,		
	2023	**2022**	**2021**
Net sales	$ 1,377,736	$ 1,389,966	$ 1,339,783
Cost of sales	1,015,770	1,071,272	1,049,772
Gross profit	361,966	318,694	290,011
Selling, general, and administrative expense	207,440	188,592	184,723
Intangible asset impairment	3,797	—	8,300
Income from operations	150,729	130,102	96,988
Interest expense, net	3,002	4,047	1,639
Other (income) expense	(1,265)	14,565	(4,213)
Income before taxes	148,992	111,490	99,562
Provision for income taxes	38,459	29,084	25,046
Income from continuing operations	110,533	82,406	74,516
Discontinued operations:			
Income before taxes	—	—	1,479
Provision for income taxes	—	—	366
Income from discontinued operations	—	—	1,113
Net income	$ 110,533	$ 82,406	$ 75,629
Net earnings per share – Basic:			
Income from continuing operations	$ 3.61	$ 2.57	$ 2.27
Income from discontinued operations	—	—	0.03
Net income	$ 3.61	$ 2.57	$ 2.30
Weighted average shares outstanding – Basic	30,626	32,096	32,873
Net earnings per share – Diluted:			
Income from continuing operations	$ 3.59	$ 2.56	$ 2.25
Income from discontinued operations	—	—	0.04
Net income	$ 3.59	$ 2.56	$ 2.29
Weighted average shares outstanding – Diluted	30,785	32,192	33,054

See accompanying notes to consolidated financial statements.

GIBRALTAR INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

| | Years Ended December 31, | | |
	2023	2022	2021
Net income	$ 110,533	$ 82,406	$ 75,629
Other comprehensive income (loss):			
Foreign currency translation adjustment	1,204	(5,022)	2,512
Adjustment to postretirement benefit liability, net of tax	114	1,403	136
Other comprehensive income (loss)	1,318	(3,619)	2,648
Total comprehensive income	$ 111,851	$ 78,787	$ 78,277

See accompanying notes to consolidated financial statements.

GIBRALTAR INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands)

		December 31, 2023		December 31, 2022
Assets				
Current assets:				
Cash and cash equivalents	$	99,426	$	17,608
Accounts receivable, net of allowance of $5,572 and $3,746, respectively		224,550		217,156
Inventories, net		120,503		170,360
Prepaid expenses and other current assets		17,772		18,813
Total current assets		462,251		423,937
Property, plant, and equipment, net		107,603		109,584
Operating lease assets		44,918		26,502
Goodwill		513,383		512,363
Acquired intangibles		125,980		137,526
Other assets		2,316		701
	$	1,256,451	$	1,210,613
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$	92,124	$	106,582
Accrued expenses		88,719		73,721
Billings in excess of costs		44,735		35,017
Total current liabilities		225,578		215,320
Long-term debt		—		88,762
Deferred income taxes		57,103		47,088
Non-current operating lease liabilities		35,989		19,041
Other non-current liabilities		22,783		18,303
Stockholders' equity:				
Preferred stock, $0.01 par value; authorized 10,000 shares; none outstanding		—		—
Common stock, $0.01 par value; authorized 100,000 shares; 34,219 and 34,060 shares issued and outstanding in 2023 and 2022		342		340
Additional paid-in capital		332,621		322,873
Retained earnings		738,511		627,978
Accumulated other comprehensive loss		(2,114)		(3,432)
Cost of 3,778 and 3,199 common shares held in treasury in 2023 and 2022		(154,362)		(125,660)
Total stockholders' equity		914,998		822,099
	$	1,256,451	$	1,210,613

See accompanying notes to consolidated financial statements.

GIBRALTAR INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,		
	2023	**2022**	**2021**
Cash Flows from Operating Activities			
Net income	$ 110,533	$ 82,406	$ 75,629
Income from discontinued operations	—	—	1,113
Income from continuing operations	110,533	82,406	74,516
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	27,378	26,167	31,966
Intangible asset impairment	3,797	—	8,300
Stock compensation expense	9,750	8,334	8,652
Exit activity costs, non-cash	2,771	16,266	1,193
Provision for deferred income taxes	10,800	6,337	2,968
Other, net	12,492	1,506	1,570
Changes in operating assets and liabilities net of effects from acquisitions:			
Accounts receivable	(15,375)	32,754	(41,887)
Inventories	45,908	14,377	(85,763)
Other current assets and other assets	514	2,062	(426)
Accounts payable	(14,387)	(76,260)	38,367
Accrued expenses and other non-current liabilities	24,295	(11,258)	(14,384)
Net cash provided by operating activities of continuing operations	218,476	102,691	25,072
Net cash used in operating activities of discontinued operations	—	—	(2,002)
Net cash provided by operating activities	218,476	102,691	23,070
Cash Flows from Investing Activities			
Purchases of property, plant, and equipment, net	(13,906)	(20,062)	(17,491)
Acquisitions, net of cash acquired	(9,863)	(51,621)	4,143
Net proceeds from sale of business	8,047	—	38,062
Net cash (used in) provided by investing activities of continuing operations	(15,722)	(71,683)	24,714
Net cash used in investing activities of discontinued operations	—	—	(176)
Net cash (used in) provided by investing activities	(15,722)	(71,683)	24,538
Cash Flows from Financing Activities			
Long-term debt payments	(141,000)	(138,000)	(120,636)
Proceeds from long-term debt	50,000	204,500	59,500
Payment of debt issuance costs	—	(2,013)	—
Purchase of common stock at market prices	(29,329)	(89,494)	(6,497)
Net proceeds from issuance of common stock	—	—	1,021
Net cash used in financing activities	(120,329)	(25,007)	(66,612)
Effect of exchange rate changes on cash	(607)	(1,242)	(201)
Net increase (decrease) in cash and cash equivalents	81,818	4,759	(19,205)
Cash and cash equivalents at beginning of year	17,608	12,849	32,054
Cash and cash equivalents at end of year	$ 99,426	$ 17,608	$ 12,849

See accompanying notes to consolidated financial statements.

GIBRALTAR INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock		Total Stockholders' Equity
	Shares	Amount				Shares	Amount	
Balance at December 31, 2020	**33,568**	**$ 336**	**$ 304,870**	**$469,943**	**$ (2,461)**	**1,028**	**$ (28,883)**	**$ 743,805**
Net income	—	—	—	75,629	—	—	—	75,629
Foreign currency translation adjustment	—	—	—	—	2,512	—	—	2,512
Postretirement benefit plan adjustments, net of taxes of $43	—	—	—	—	136	—	—	136
Stock compensation expense	—	—	8,652	—	—	—	—	8,652
Net settlement of restricted stock units	192	2	(2)	—	—	79	(6,497)	(6,497)
Awards of common stock	3	—	—	—	—	—	—	—
Stock options exercised	36	—	1,021	—	—	—	—	1,021
Balance at December 31, 2021	**33,799**	**$ 338**	**$ 314,541**	**$545,572**	**$ 187**	**1,107**	**$ (35,380)**	**$ 825,258**
Net income	—	—	—	82,406	—	—	—	82,406
Foreign currency translation adjustment	—	—	—	—	(5,022)	—	—	(5,022)
Postretirement benefit plan adjustments, net of taxes of $449	—	—	—	—	1,403	—	—	1,403
Stock compensation expense	—	—	8,334	—	—	—	—	8,334
Net settlement of restricted stock units	245	2	(2)	—	—	95	(4,404)	(4,404)
Awards of common stock	16	—	—	—	—	—	—	—
Common stock repurchased under stock repurchase program	—	—	—	—	—	1,997	(85,876)	(85,876)
Balance at December 31, 2022	**34,060**	**$ 340**	**$ 322,873**	**$627,978**	**$ (3,432)**	**3,199**	**$ (125,660)**	**$ 822,099**
Net income	—	—	—	110,533	—	—	—	110,533
Foreign currency translation adjustment	—	—	—	—	1,204	—	—	1,204
Postretirement benefit plan adjustments, net of taxes of $36	—	—	—	—	114	—	—	114
Stock compensation expense	—	—	9,750	—	—	—	—	9,750
Net settlement of restricted stock units	151	2	(2)	—	—	58	(3,362)	(3,362)
Awards of common stock	8	—	—	—	—	—	—	—
Excise tax on repurchase of common shares	—	—	—	—	—	—	(159)	(159)
Common stock repurchased under stock repurchase program	—	—	—	—	—	521	(25,181)	(25,181)
Balance at December 31, 2023	**34,219**	**$ 342**	**$ 332,621**	**$738,511**	**$ (2,114)**	**3,778**	**$ (154,362)**	**$ 914,998**

See accompanying notes to consolidated financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The consolidated financial statements include the accounts of Gibraltar Industries, Inc. and subsidiaries (the "Company"). All intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates due to uncertainty in the current economic environment.

Segment reporting

The Company has four reportable segments: Renewables, Residential, Agtech and Infrastructure. For further disclosure regarding the Company's reportable segments, refer to Note 20 "Segment Information."

Revenue recognition

Revenue is recognized when, or as, the Company transfers control of promised products or services to a customer in an amount that reflects the consideration the Company expects to be entitled in exchange for transferring those products or services.

Performance obligations satisfied at a point in time and significant judgments

Revenue from contracts with customers is recognized when the Company transfers control of the promised product at a point in time, which is determined when the customer has legal title and the significant risks and rewards of ownership of the asset, and the Company has a present right to payment for the product. The Company allocates the transaction price, which is generally the quoted price per terms of the contract and the consideration the Company expects to receive, to each performance obligation. These products are generally sold with rights of return and these contracts may provide other credits or incentives, which are accounted for as variable consideration. Sales returns, allowances, and customer incentives, including rebates, are treated as reductions to the sales transaction price and based largely on an assessment of all information (i.e., historical, current and forecasted) that is reasonably available to the Company, and estimated at contract inception and updated at the end of each reporting period as additional information becomes available.

Performance obligations satisfied over time and significant judgments

For a contract to construct an asset that the customer controls as it is being created or enhanced, or a promise to provide a product that has no alternative use to the Company and the Company has enforceable rights to payment, the Company recognizes revenue over time. For the contracts to construct a certain asset, the Company determines that the customer controls the asset while it is being constructed. For the contracts for products that have no alternative use and for which the Company has an enforceable right to payment, the Company identifies these products as products that are not a standard inventory item or the Company cannot readily direct the product to another customer for use without incurring a significant economic loss, or significant costs to rework the product.

The Company determines the transaction price for each contract based on the consideration the Company expects to receive for the promised products and services under the entire contract, which is generally the stated contract price based on an expected cost plus a margin.

For the above contracts with customers with respect to which the Company satisfies a performance obligation over time, the Company recognizes revenue based on the extent of progress towards completion of the performance obligation using the cost-to-cost measure of progress. Under the cost-to-cost measure of progress, the extent of progress toward completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenues are recognized proportionally as costs are incurred. Costs to fulfill a contract include all direct costs related to contract performance. Selling and administrative expenses are charged to operations as incurred. Provision for loss on an uncompleted performance obligation is recognized in the period in which such loss is determined.

The Company regularly reviews the progress under the cost-to-cost method and any adjustments are recognized as necessary. Changes in estimates are recognized as they become known using the cumulative catch-up basis.

The Company also recognizes revenues from services contracts over time. The Company recognizes revenue over time during the term of the agreement as the customer is simultaneously receiving and consuming the benefits provided throughout the Company's performance. Therefore, due to control transferring over time, the Company recognizes revenue on a straight-line basis throughout the contract period.

Contract assets and contract liabilities

Contract assets primarily represents revenue recognized for performance obligations that have been satisfied but for which amounts receivable have not been billed. These are included as current assets and included within accounts receivable on the Company's consolidated balance sheets. Contract liabilities include payments received from customers in advance of the satisfaction of performance obligations for a contract. The Company does not consider contract advances to be significant financing components as the intent of these payments in advance are for reasons other than providing a significant financing benefit and are customary in the Company's industry. Unearned revenue relates to payments received in advance of performance under the contract and is recognized when the Company performs under the contract. Unearned revenue is presented within accrued expenses in the Company's consolidated balance sheets.

Costs to obtain a contract with a customer

The Company recognizes an asset for the incremental costs of obtaining a contract with a customer if the Company expects the benefit of those costs to be longer than one year. If the amortization period of the asset is one year or less, the Company recognizes the incremental costs of obtaining a contract as an expense when incurred. These incremental costs include, but are not limited to, sales commissions incurred to obtain a contract with a customer.

Cash and cash equivalents
All highly liquid investments with a maturity of three months or less are considered cash equivalents.

Accounts receivable and allowance for doubtful accounts and contract assets
Accounts receivable are composed of trade and contract receivables recorded at either the invoiced amount or costs in excess of billings, are expected to be collected within one year, and do not bear interest.

The Company's expected loss allowance methodology for accounts receivable and costs in excess of billings (collectively "accounts receivable") is developed using historical collection experience, current and future economic and market conditions, and a review of the current status of customers' accounts receivables. The Company is exposed to credit losses through sales of products and services. Due to the short-term nature of such accounts receivable, the estimated amount of accounts receivable that may not be collected is based on aging of the accounts receivable balances. Additionally, specific allowance amounts are established to record the appropriate provision for customers that no longer share risk characteristics similar with other accounts receivable. The Company's monitoring activities include timely account reconciliation, dispute resolution, payment confirmation, consideration of customers' financial condition and macroeconomic conditions. Balances are written off when determined to be uncollectible after all means of collection have been exhausted and the potential for recovery is considered remote.

Estimates are used to determine the allowance. These estimates are based on assessment of anticipated payment and all other historical, current and future information that is reasonably available.

The following table summarizes activity recorded within the allowance for doubtful accounts and contract assets balances for the years ended December 31 (in thousands):

	2023	2022	2021
Beginning balance	$ 3,746	$ 3,738	$ 3,529
Bad debt expense, net of recoveries	3,148	1,221	898
Accounts written off against allowance and other adjustments	(1,322)	(1,213)	(689)
Ending balance	$ 5,572	$ 3,746	$ 3,738

Concentrations of credit risk in accounts receivable are limited to those from significant customers that are believed to be financially sound. As of December 31, 2023 and 2022, the Company's most significant customer is a home improvement retailer. The home improvement retailer purchases from the Residential segment. Accounts receivable as a percentage of consolidated accounts receivable from the home improvement retailer was 13% and 14% as of December 31, 2023 and 2022, respectively. Net sales to the home improvement retailer as a percentage of consolidated net sales were 13%, 14%, and 13% during the years ended December 31, 2023, 2022 and 2021, respectively.

Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined using either the first-in, first-out method or the average costing method. Shipping and handling costs are recognized as a component of cost of sales.

Property, plant, and equipment

Property, plant, and equipment are stated at cost and depreciated over their estimated useful lives using the straight-line method. Interest is capitalized in connection with construction of qualified assets. Expenditures that exceed an established dollar threshold and that extend the useful lives of assets are capitalized, while repair and maintenance costs are expensed as incurred. The estimated useful lives of land improvements, buildings, and building improvements are 15 to 40 years, while the estimated useful lives for machinery and equipment are 3 to 20 years.

The table below sets forth the depreciation expense recognized during the years ended December 31 (in thousands):

	2023	2022	2021
Depreciation expense	$ 16,139	$ 14,583	$ 13,110

Acquisition related assets and liabilities

Accounting for the acquisition of a business as a purchase transaction requires an allocation of the purchase price to the assets acquired and the liabilities assumed in the transaction at their respective estimated fair values. The most complex estimations of individual fair values are those involving long-lived assets, such as property, plant, and equipment and intangible assets. The Company uses all available information to make these fair value determinations and engages independent valuation specialists to assist in the fair value determination of the acquired long-lived assets.

Goodwill and other intangible assets

The Company tests goodwill for impairment at the reporting unit level on an annual basis at October 31, or more frequently if an event occurs, or circumstances change, that indicate that the fair value of a reporting unit could be below its carrying value. The reporting units are at the component level, or one level below the operating segment level. Goodwill is assigned to each reporting unit as of the date the reporting unit is acquired.

The Company may elect to perform a qualitative assessment that considers economic, industry and company-specific factors for some or all of the Company's selected reporting units. If, after completing the assessment, it is determined that it is more likely than not that the fair value of a reporting unit is less than its carrying value, the Company proceeds to a quantitative test. The Company may also elect to perform a quantitative test instead of a qualitative test for any or all of the Company's reporting units.

The quantitative impairment test consists of comparing the fair value of a reporting unit, determined using two valuation techniques, to its carrying value. If the carrying value of the reporting unit exceeds its fair value, goodwill is considered impaired, and a loss measured by the excess of the carrying value of the reporting unit over the fair value of the reporting unit must be recorded.

The Company also tests its indefinite-lived intangible assets for impairment on an annual basis as of October 31, or more frequently if an event occurs, or circumstances change, that indicate that the fair value of an indefinite-lived intangible asset could be below its carrying value. The impairment test consists of comparing the fair value of the indefinite-lived intangible asset, determined using discounted cash flows on a relief-from-royalty basis, with its carrying amount. An impairment loss would be recognized for the carrying amount in excess of its fair value. Acquired identifiable intangible assets are recorded at cost. Identifiable intangible assets with finite useful lives are amortized over their estimated useful lives. For additional disclosure of the Company's goodwill and other intangible assets refer to Note 7 "Goodwill and Related Intangible Assets."

Impairment of long-lived assets
Long-lived assets, including acquired identifiable intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. In specific situations, when the Company has selected individual assets to be sold or scrapped, the Company obtains market value data for those specific assets and measures and records the impairment loss based on such data. Otherwise, the Company uses undiscounted cash flows to determine whether impairment exists and measures any impairment loss by approximating fair value using acceptable valuation techniques, including discounted cash flow models and third-party appraisals. For additional disclosure on impairment of the Company's long-lived assets refer to Note 7 "Goodwill and Related Intangible Assets," Note 14 "Discontinued Operations" and Note 15 "Exit Activity Costs and Asset Impairments."

Leases
The Company determines if an agreement is, or contains, a lease at the inception of the agreement. At lease commencement, the Company recognizes a right-of-use asset and a lease liability for leases with terms greater than twelve months. The initial lease liability is recognized at the present value of remaining lease payments over the lease term.   Leases with an initial term of twelve months or less are not recorded on the Company's consolidated balance sheets. The Company recognizes lease expense for operating leases on a straight-line basis over the lease term.   The Company combines lease and non-lease components, such as common area maintenance costs, in calculating the related asset and lease liabilities for all underlying asset groups. Operating lease cost is included in income from operations and includes short-term leases and variable lease costs which are immaterial.   Current operating lease liabilities are represented within accrued expenses on the Company's consolidated balance sheets.

Deferred charges
Deferred charges associated with initial costs incurred to enter into new debt arrangements are included as a component of long-term debt and are amortized as a part of interest expense over the terms of the associated debt agreements.

Advertising
The Company expenses advertising and marketing costs as incurred. For the years ended December 31, 2023, 2022 and 2021, advertising and marketing costs were $10.0 million, $10.9 million, and $8.0 million, respectively.

Foreign currency transactions and translation
The assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the period.

Income taxes
The provision for income taxes is determined using the asset and liability approach. Under this approach, deferred income taxes represent the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities. The Company records a valuation allowance to reduce deferred tax assets when uncertainty exists regarding their realization.

Equity-based compensation
The Company measures the cost of equity-based compensation based on grant date fair value and recognizes the cost over the period in which the employee is required to provide service in exchange for the award reduced by forfeitures. Equity-based compensation consists of grants of stock options, deferred stock units, common stock, restricted stock units, and performance stock units. Equity-based compensation expense is included as a component of selling, general, and administrative expenses.

Earnings per share
Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding, as well as dilutive common shares which include shares issuable pursuant to equity based incentive compensation awards under the equity compensation plans described in Note 12 "Equity-Based Compensation."

Recent accounting pronouncements

Recent Accounting Pronouncements Not Yet Adopted

Standard	Description	Financial Statement Effect or Other Significant Matters
ASU No. 2023-07 *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*	In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") No. 2023-07, which requires a public entity to disclose significant segment expenses and other segment items on an annual and interim basis and provide in interim periods all disclosures about a reportable segment's profit or loss and assets that are currently required annually. Additionally, it requires a public entity to disclose the title and position of the Chief Operating Decision Maker ("CODM"). The ASU does not change how a public entity identifies its operating segments, aggregates them, or applies the quantitative thresholds to determine its reportable segments.	The amendments in the ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. A public entity should apply the amendments in this ASU retrospectively to all prior periods presented in the financial statements. The Company expects this ASU to only impact its disclosures with no impacts to the Company's results of operations, cash flows and financial condition. The Company's planned date of adoption is January 1, 2024.
ASU No. 2023-09 *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*	In December 2023, the FASB issued ASU No. 2023-09, which focuses on the rate reconciliation and income taxes paid. This ASU requires a public business entity ("PBE") to disclose, on an annual basis, a tabular rate reconciliation using both percentages and currency amounts, broken out into specified categories with certain reconciling items further broken out by nature and jurisdiction to the extent those items exceed a specified threshold. In addition, all entities are required to disclose income taxes paid, net of refunds received disaggregated by federal, state/local, and foreign and by jurisdiction if the amount is at least 5% of total income tax payments, net of refunds received.	For PBEs, the amendments in this ASU are effective for annual periods beginning after December 15, 2024, with early adoption permitted. An entity may apply the amendments in this ASU prospectively by providing the revised disclosures for the period ending December 31, 2025 and continuing to provide the pre-ASU disclosures for the prior periods, or may apply the amendments retrospectively by providing the revised disclosures for all period presented. The Company expects this ASU to only impact the Company's disclosures with no impacts to the Company's results of operations, cash flows, and financial condition. The Company's planned date of adoption is January 1, 2025.

The Company determined that all other ASUs effective in or after 2023 that are not listed above are either not applicable or will not have a material impact on the Company's consolidated financial statements and related disclosures.

(2) ACCOUNTS RECEIVABLE, NET

Accounts receivable at December 31 consisted of the following (in thousands):

	2023	2022
Trade accounts receivable	$ 178,087	$ 179,170
Costs in excess of billings	52,035	41,732
Total accounts receivables	230,122	220,902
Less allowance for doubtful accounts	(5,572)	(3,746)
Accounts receivable, net	$ 224,550	$ 217,156

Refer to Note 3 "Revenue" concerning the Company's costs in excess of billings.

(3) REVENUE

Sales includes revenue from contracts with customers for designing, engineering, manufacturing and installation of solar racking systems; electrical balance of systems; roof and foundation ventilation products; centralized mail systems and electronic package solutions; rain dispersion products; trims and flashings and other accessories; retractable awnings; gutter guards; designing, engineering, manufacturing and installation of greenhouses; structural bearings; expansion joints; pavement sealant; elastomeric concrete; and bridge cable protection systems.

Refer to Note 20 "Segment Information" for additional information related to revenue recognized by timing of transfer of control by reportable segment.

Payment terms and conditions vary by contract, although terms generally include a requirement of payment within a range from 30 to 60 days, or in certain cases, up front deposits. In circumstances where the timing of revenue recognition differs from the timing of invoicing, the Company has determined that the Company's contracts generally do not include a significant financing component. Taxes collected from customers, which are subsequently remitted to governmental authorities, are excluded from sales.

As of December 31, 2023, the Company's remaining performance obligations are part of contracts that have an original expected duration of one year or less. Additionally, as of December 31, 2023 and 2022, there were no assets recognized related to incremental costs of obtaining a contract with a customer as the benefits of these costs are not expected to exceed one year.

Contract assets consist of costs in excess of billings presented within accounts receivable in the Company's consolidated balance sheets. Contract liabilities consist of billings in excess of costs, classified as current liabilities, and unearned revenue, presented within accrued expenses, in the Company's consolidated balance sheets.

The following table presents the ending and beginning balances of costs in excess of billings, billings in excess of cost and unearned revenue, respectively, as of December 31 (in thousands):

	2023	2022	2021
Costs in excess of billings	$ 52,035	$ 41,732	$ 54,437
Billings in excess of costs	(44,735)	(35,017)	(46,711)
Unearned revenue	(3,941)	(4,572)	(3,681)

Revenue recognized during the years ended December 31, 2023, 2022, and 2021 that was in contract liabilities at the beginning of the respective periods was $35.5 million, $44.4 million, and $53.0 million, respectively.

The increase in costs in excess of billings as of December 31, 2023 compared to December 31, 2022 was primarily due to the timing of the Company's right to invoice customers for performance satisfied near the end of 2023. The increase in billings in excess of costs as of December 31, 2023 compared to December 31, 2022 was primarily due to timing and an increase in number of contracts under which the Company has billed customers in advance of the satisfaction of performance obligations in the Renewables segment near the end of 2023. The decreases in costs in excess of billings and billings in excess of costs as of December 31, 2022 compared to December 31, 2021, respectively, were primarily due to decline in volume in the Renewables and Agtech segments in 2022 compared to 2021.

(4) INVENTORIES, NET

Inventories at December 31 consisted of the following (in thousands):

	2023	2022
Raw material	$ 77,489	$ 111,187
Work-in-process	9,508	17,944
Finished goods	42,942	47,523
Gross inventory	129,939	176,654
Less reserves	(9,436)	(6,294)
Total inventories	$ 120,503	$ 170,360

The Company's gross inventory balances are reduced by reserves for excess, obsolete and slow moving inventory and estimates for determining net realizable value of the inventory that are reported on a net basis on the Company's consolidated balance sheets.

The following table summarizes activity recorded within the reserve for excess, obsolete and slow moving inventory for the years ended December 31 (in thousands):

	2023	2022	2021
Beginning balance	$ 6,179	$ 4,400	$ 4,161
Excess, obsolete and slow moving inventory expense	4,243	1,582	215
Scrapped inventory and other adjustments	(1,044)	197	24
Ending balance	$ 9,378	$ 6,179	$ 4,400

(5) PROPERTY, PLANT, AND EQUIPMENT, NET

Components of property, plant, and equipment at December 31 consisted of the following (in thousands):

	2023	2022
Land and land improvements	$ 4,544	$ 4,704
Building and improvements	43,732	43,416
Machinery and equipment	231,275	223,843
Construction in progress	17,391	13,065
Property, plant, and equipment, gross	296,942	285,028
Less: accumulated depreciation	(189,339)	(175,444)
Property, plant, and equipment, net	$ 107,603	$ 109,584

(6) ACQUISITIONS

2023 Acquisition

On July 5, 2023, the Company acquired the assets of a privately held Utah-based company that manufactures and distributes roof flashing and accessory products, and sells direct to roofing wholesalers. The results of this acquisition have been included in the Company's consolidated financial results since the date of acquisition within the Company's Residential segment. The preliminary purchase consideration for this acquisition was $10.4 million, which includes a preliminary working capital adjustment and certain other adjustments provided for in the asset purchase agreement.

The purchase price for the acquisition was preliminarily allocated to the assets acquired and liabilities assumed based upon their respective fair values estimated as of the date of acquisition. The Company has commenced the process to confirm the existence, condition, and completeness of the assets acquired and liabilities assumed to establish fair value of such assets and liabilities and to determine the amount of goodwill to be recognized as of the date of acquisition. Due to the timing of the acquisition, the Company continues to gather information supporting the acquired assets and assumed liabilities. Accordingly, all amounts recorded are provisional. These provisional amounts are subject to change if new information is obtained concerning facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. The final determination of the fair value of certain assets and liabilities will be completed within a measurement period of up to one year from the date of acquisition. The final values may also result in changes to depreciation and amortization expense related to certain assets such as property, plant, and equipment and acquired intangible assets. The preliminary excess consideration was recorded as goodwill and approximated $4.1 million, all of which is deductible for tax purposes. Goodwill represents future economic benefits arising from other assets acquired that could not be individually identified including workforce additions, growth opportunities, and increased presence in the domestic building products markets. The final purchase price allocation will be completed no later than the third quarter of fiscal year 2024.

The preliminary allocation of the purchase consideration to the estimated fair value of the assets acquired and liabilities assumed is as follows as of the date of the acquisition (in thousands):

Working capital	$	827
Property, plant, and equipment		195
Acquired intangible assets		5,200
Other assets		134
Other liabilities		(72)
Goodwill		4,133
Fair value of purchase consideration	$	10,417

The intangible assets acquired in this acquisition consisted of the following (in thousands):

	Fair Value	Weighted-Average Amortization Period
Trademarks	$ 300	2 years
Customer relationships	4,900	12 years
Total	$ 5,200	

2022 Acquisition

On August 22, 2022, the Company purchased all the issued and outstanding membership interests of Quality Aluminum Products ("QAP"), a manufacturer of aluminum and steel products including soffit, fascia, trim coil, rain carrying products and aluminum siding. The results of QAP have been included in the Company's consolidated financial results since the date of acquisition within the Company's Residential segment. The purchase consideration for the acquisition of QAP was $52.1 million, which includes a working capital adjustment and certain other adjustments provided for in the membership interest purchase agreement.

The purchase price for the acquisition was allocated to the assets acquired and liabilities assumed based upon their respective fair values estimated as of the date of acquisition. The Company has completed the process to confirm the existence, condition, and completeness of the assets acquired and liabilities assumed to establish fair value of such assets and liabilities and to determine the amount of goodwill to be recognized as of the date of acquisition. The excess consideration was recorded as goodwill and approximated $4.0 million, all of which is deductible for tax purposes. Goodwill represents future economic benefits arising from other assets acquired that could not be individually identified including workforce additions, growth opportunities, and increased presence in the domestic building products markets.

The allocation of the purchase consideration to the estimated fair value of the assets acquired and liabilities assumed is as follows as of the date of the acquisition (in thousands):

Cash	$	1,018
Working capital		23,372
Property, plant, and equipment		8,486
Acquired intangible assets		14,700
Other assets		1,813
Other liabilities		(1,295)
Goodwill		3,991
Fair value of purchase consideration	$	52,085

The intangible assets acquired in this acquisition consisted of the following as of the date of acquisition (in thousands):

	Fair Value		Weighted-Average Amortization Period
Trademarks	$	2,800	Indefinite
Customer relationships		11,900	12 years
Total	$	14,700	

The acquisition of the privately held Utah-based company and the acquisition of QAP were financed primarily through borrowings under the Company's revolving credit facility.

The Company recognized costs as a component of cost of sales related to the sale of inventory at fair value as a result of allocating the purchase price of recent acquisitions. The Company also incurred certain acquisition-related costs comprised of legal and consulting fees. These costs were recognized as a component of selling, general, and administrative expenses in the consolidated statements of income.

The acquisition-related costs consisted of the following for the years ended December 31 (in thousands):

	2023		2022		2021	
Cost of sales	$	12	$	1,427	$	—
Selling, general and administrative costs		253		545		949
Total acquisition related costs	$	265	$	1,972	$	949

(7) GOODWILL AND RELATED INTANGIBLE ASSETS

Goodwill

The changes in the carrying amount of goodwill for the years ended December 31 were as follows (in thousands):

	Renewables	Residential	Agtech	Infrastructure	Total
Balance at December 31, 2021	$ 188,680	$ 205,452	$ 85,132	$ 31,678	$ 510,942
Acquired goodwill	—	3,604	—	—	3,604
Adjustment to prior year acquisition	904	—	—	—	904
Foreign currency translation	(1,554)	—	(1,533)	—	(3,087)
Balance at December 31, 2022	188,030	209,056	83,599	31,678	512,363
Acquired goodwill	—	4,133	—	—	4,133
Adjustment to prior year acquisition	—	387	—	—	387
Foreign currency translation	(1,132)	—	300	—	(832)
Sale of business	(2,668)	—	—	—	(2,668)
Balance at December 31, 2023	$ 184,230	$ 213,576	$ 83,899	$ 31,678	$ 513,383

Goodwill is recognized net of accumulated impairment losses of $133.2 million as of December 31, 2023 and 2022, respectively. No goodwill impairment charges were recognized by the Company during 2023 or 2022.

Annual and Interim Impairment Testing

The Company tests goodwill and indefinite-lived intangible assets for impairment on an annual basis as of October 31 and at interim dates when indicators of impairment are present. In 2023, 2022 and 2021, no indicators of impairment were identified as of interim dates; therefore, no interim tests were performed.

During the October 31, 2023 impairment test, the Company conducted a quantitative analysis for all seven of the Company's reporting units. The quantitative impairment test consists of comparing the fair value of a reporting unit with its carrying value including goodwill. The fair value of each reporting unit evaluated under the quantitative test was determined using two valuation techniques: an income approach and a market approach. Each valuation approach relies on significant assumptions including a weighted average cost of capital ("WACC") based upon the capital structure of market participants in the Company's peer groups, projected revenue growth, forecasted cash flows, and earnings multiples based on the market value of the Company and market participants within its peer groups.

As a result of the Company's annual testing for 2023, 2022 and 2021, none of the reporting units with goodwill as of the testing date had carrying values in excess of their fair values.

Acquired Intangible Assets

Acquired intangible assets consisted of the following (in thousands):

	December 31, 2023		December 31, 2022	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Indefinite-lived intangible assets:				
Trademarks	$ 52,300	$ —	$ 55,500	$ —
Finite-lived intangible assets:				
Trademarks	5,773	4,714	5,448	4,481
Unpatented technology	34,133	24,295	34,163	22,037
Customer relationships	110,649	48,088	115,125	46,557
Non-compete agreements	2,376	2,154	2,371	2,006
	152,931	79,251	157,107	75,081
Total acquired intangible assets	$ 205,231	$ 79,251	$ 212,607	$ 75,081

During the year ended December 31, 2023, the Company recognized impairment charges of $3.8 million related to indefinite-lived trademark intangible assets due to a rebranding initiative that resulted in the discontinuation of certain indefinite-lived trademarks in the Agtech segment, along with the write-off of amortizing intangibles related to a discontinued product line in the Renewables segment. The Company recognized no impairment charges related to intangible assets during the year ended December 31, 2022.

The Company recognized amortization expense related to the definite-lived intangible assets. The following table summarizes amortization expense for the years ended December 31 (in thousands):

	2023	2022	2021
Amortization expense	$ 11,239	$ 11,584	$ 18,856

Amortization expense related to acquired intangible assets for the next five years ended December 31 is estimated as follows (in thousands):

	2024	2025	2026	2027	2028
Amortization expense	$ 10,599	$ 10,386	$ 9,320	$ 7,979	$ 7,184

(8) ACCRUED EXPENSES

Accrued expenses at December 31 consisted of the following (in thousands):

	2023	2022
Compensation	$ 22,893	$ 19,277
Customer rebates	18,497	16,768
Current operating lease liability	10,278	8,620
Product warranties	9,139	6,251
Insurance	6,307	6,440
Interest and taxes	5,167	5,696
Other	16,438	10,669
Total accrued expenses	$ 88,719	$ 73,721

Accrued expenses for compensation includes salaries, benefits, and short-term or current portions of incentives and bonuses. Accrued expenses for insurance are primarily for general liability, workers' compensation and employee healthcare policies for which the Company is self-insured up to certain per-occurrence and aggregate limits.

(9) DEBT

The Company had no outstanding debt as of December 31, 2023 and unamortized debt issuance costs, included in other assets on the consolidated balance sheet, were $1.7 million. As of December 31, 2022, the Company's total outstanding debt was $88.8 million, which included $91.0 million on the Company's revolving credit facility net of $2.2 million in unamortized debt issuance costs.

Revolving Credit Facility

On December 8, 2022, the Company entered into a Credit Agreement (the "Credit Agreement"), and concurrently with entering into the Credit Agreement, the Company paid off all amounts owed under the Sixth Amended and Restated Credit Agreement (the "Prior Credit Agreement") dated as of January 24, 2019, which was terminated without any prepayment penalties. The Credit Agreement provides for a revolving credit facility and letters of credit in an aggregate amount equal to $400 million. The Company can request additional financing to increase the revolving credit facility to $700 million or enter into a term loan of up to $300 million subject to conditions set forth in the Credit Agreement.   The Credit Agreement contains two financial covenants. As of December 31, 2023, the Company was in compliance with all financial covenants. The Credit Agreement terminates on December 8, 2027.

Borrowings under the Credit Agreement bear interest, at the Company's option, at a rate equal to the applicable margin plus (a) a base rate, (b) a daily simple secured overnight financing rate ("SOFR") rate, (c) a term SOFR rate or (d) for certain foreign currencies, a foreign currency rate, in each case subject to a 0% floor. Through March 31, 2023, the Credit Agreement had an initial applicable margin of 0.125% for base rate loans and 1.125% for SOFR and alternative currency loans. Thereafter, the applicable margin ranges from 0.125% to 1.00% for base rate loans and from 1.125% to 2.00% for SOFR and alternative currency loans based on the Company's Total Net Leverage Ratio, as defined in the Credit Agreement. In addition, the Credit Agreement is subject to an annual commitment fee, payable quarterly, which was initially 0.20% of the daily average undrawn balance of the revolving credit facility and, from and after April 1, 2023, ranges between 0.20% and 0.25% of the daily average undrawn balance of the revolving credit facility based on the Company's Total Net Leverage Ratio.

Borrowings under the Credit Agreement are secured by the trade receivables, inventory, personal property, equipment, and general intangibles of the Company's significant domestic subsidiaries. Capital distributions are subject to certain Total Net Leverage Ratio requirements and capped by an annual aggregate limit under the Credit Agreement.

The Prior Credit Agreement provided a revolving credit facility and letters of credit in an aggregate amount equal to $400 million. Interest rates on the revolving credit facility under the Prior Credit Agreement were based on LIBOR plus an additional margin that ranges from 1.125% to 2.00%. In addition, the revolving credit facility under the Prior Credit Agreement was subject to an undrawn commitment fee ranging between 0.15% and 0.25% based on the Total Leverage Ratio and the daily average undrawn balance. The Prior Credit Agreement terminated on December 8, 2022.

Standby letters of credit of $3.9 million have been issued under the Credit Agreement to third parties on behalf of the Company as of December 31, 2023. These letters of credit reduce the amount otherwise available under the Credit Agreement's revolving credit facility. The Company had $396.1 million and $304.5 million of availability under the revolving credit facility as of December 31, 2023 and 2022, respectively.

Total cash paid for interest in the years ended December 31 was (in thousands):

	2023	2022	2021
Interest expense, net	$ 3,002	$ 4,047	$ 1,639
Interest income	679	174	269
Other adjustments	(128)	(679)	(345)
Cash paid for interest	$ 3,553	$ 3,542	$ 1,563

(10) PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company has a 401(k) plan in which all employees of U.S. subsidiaries are eligible to participate.

The Company contributes to a multiemployer defined benefit pension plan under the terms of a collective-bargaining agreement that covers union-represented employees.

The Company has an unfunded postretirement healthcare plan which provides health insurance to certain retired employees and their spouses. This plan has been frozen, no current employees participate and no additional participants will be added to the plan in the future.

Total expense for all retirement plans for the years ended December 31 was (in thousands):

	2023	2022	2021
401(k) plan	$ 3,804	$ 3,580	$ 3,196
Multiemployer and other defined benefit and pension plans	92	79	78
Postretirement healthcare plan	251	342	411
Total retirement plan expense	$ 4,147	$ 4,001	$ 3,685

The Company's one multiemployer plan is underfunded and has a rehabilitation plan in place. The rehabilitation plan requires minimum contributions from the Company. Given the status of this plan, it is reasonably possible that future contributions to the plan will increase although the Company cannot reasonably estimate a possible range of increased contributions as of December 31, 2023.

The following table presents the changes in the accumulated postretirement benefit obligation related to the Company's unfunded postretirement healthcare benefits at December 31 (in thousands):

	2023	2022
Projected benefit obligation at January 1	$ 4,229	$ 6,202
Interest cost	194	127
Actuarial loss (gain)	59	(1,784)
Benefits paid, net of contributions	(274)	(316)
Projected benefit obligation at December 31	4,208	4,229
Fair value of plan assets	—	—
Under funded status	(4,208)	(4,229)
Unamortized prior service cost	292	352
Unrecognized actuarial (gain)	(219)	(278)
Net amount recognized	$ (4,135)	$ (4,155)

Amounts recognized in the consolidated financial statements consisted of (in thousands):

	2023	2022
Accrued postretirement benefit liability:		
Current portion	$ 357	$ 353
Long term portion	3,851	3,876
Pre-tax accumulated other comprehensive loss – unamortized post-retirement healthcare costs	(73)	(74)
Net amount recognized	$ 4,135	$ 4,155

The measurement date used to determine postretirement benefit obligation measures was December 31.

Components of net periodic postretirement benefit cost charged to expense for the years ended December 31 were as follows (in thousands):

	2023	2022	2021
Interest cost	$ 194	$ 127	$ 125
Amortization of unrecognized prior service cost	60	60	44
Loss amortization (2)	—	24	113
Net periodic benefit cost	$ 254	$ 211	$ 282
Assumptions used to calculate the benefit obligation:			
Discount rate	4.7 %	4.8 %	2.4 %
Annual rate of increase in the per capita cost of:			
Medical costs before age 65 (1)	7.8 %	7.8 %	7.0 %
Medical costs after age 65 (1)	4.6 %	4.5 %	4.5 %
Prescription drug costs (1)	7.8 %	7.8 %	7.0 %

(1) For 2023 and 2022, it was assumed that these rates would gradually decline to 4.0% by 2075. For 2021, it was assumed that these rates would gradually decline to 3.8% by 2075.

(2) Actuarial losses are amortized utilizing the corridor approach. Differences between actual experience and the actuarial assumptions are reflected in (gain)/loss. If the total net (gain) or loss exceeds 10 percent of the greater of the accumulated postretirement benefit obligation or plan assets, this excess must be amortized over the average remaining service period of the active plan participants. If most of the plan participants are inactive, the amortization period is the expected future lifetime of inactive plan participants.

Expected benefit payments from the plan for the years ended December 31 are as follows (in thousands):

	2024	2025	2026	2027	2028	Years 2029 - 2033
Expected benefit payments	$ 357	$ 370	$ 362	$ 361	$ 356	$ 1,646

(11) ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

The cumulative balance of each component of accumulated other comprehensive (loss) income is as follows (in thousands):

	Foreign Currency Translation Adjustment	Postretirement Benefit Plan Adjustments	Total Pre-Tax Amount	Tax Benefit (Expense)	Accumulated Other Comprehensive (Loss) Income
Balance at December 31, 2021	$ 1,640	$ (2,247)	$ (607)	$ 794	$ 187
Postretirement benefit plan adjustments	—	1,852	1,852	(449)	1,403
Foreign currency translation adjustment	(5,022)	—	(5,022)	—	(5,022)
Balance at December 31, 2022	(3,382)	(395)	(3,777)	345	(3,432)
Postretirement benefit plan adjustments	—	150	150	(36)	114
Foreign currency translation adjustment	1,204	—	1,204	—	1,204
Balance at December 31, 2023	$ (2,178)	$ (245)	$ (2,423)	$ 309	$ (2,114)

The realized adjustments relating to the Company's minimum post retirement health care costs were reclassified from accumulated other comprehensive loss and included in other expense in the consolidated statements of income.

(12) EQUITY-BASED COMPENSATION

The Company awards equity-based compensation to employees and directors, which is recognized in the statements of income based on the grant-date fair value of the award. The Company uses the straight-line method for recording compensation expense over a vesting period generally up to four years with either graded or cliff vesting. Stock compensation expense recognized during the period is based on the value of the portion of equity-based awards that is ultimately expected to vest during the period reduced by the expense on unvested awards forfeited during the period.

On May 3, 2023, the stockholders of the Company approved the adoption of the Gibraltar Industries, Inc. Amended and Restated 2018 Equity Incentive Plan (the "Amended 2018 Plan") which increases the total number of shares available for issuance by the Company from 1,000,000 shares to 1,550,000 shares. In addition, 81,707 shares that were unissued and available for grant under the Gibraltar Industries, Inc. 2015 Equity Incentive Plan (the "2015 Plan") were consolidated with the Amended 2018 Plan. No further grants will be made under the 2015 Plan. The Amended 2018 Plan allows the Company to grant equity-based incentive compensation awards, in the form of non-qualified options, restricted shares, restricted stock units, performance shares, performance stock units, and stock rights to eligible participants.

On May 4, 2022, the stockholders of the Company approved the adoption of the Gibraltar Industries, Inc. Amended and Restated 2016 Stock Plan for Non-Employee Directors ("Non-Employee Directors Plan") which increases the total number of shares for issuance by the Company thereunder from 100,000 shares to 200,000 shares, allows the Company to grant awards of shares of the Company's common stock to current non-employee Directors of the Company, and permits the Directors to defer receipt of such shares pursuant to the terms of the Non-Employee Directors Plan.

At December 31, 2023, approximately 885,000 shares were available for issuance under the Amended 2018 Plan as incentive stock options or other stock awards, and approximately 86,000 shares were available for issuance under the Non-Employee Directors Plan as awards of shares of the Company's common stock.

The compensation cost for employee and non-employee director equity-based compensation plans for all current and prior year awards granted along with the related tax benefits recognized during the years ended December 31 (in thousands) were as follows:

	2023	2022	2021
Total stock compensation expense	$ 9,750	$ 8,334	$ 8,652
Tax benefits recognized related to stock compensation expense	$ 2,516	$ 2,175	$ 2,189

Equity Based Awards - Settled in Stock

The following table provides the number of stock units and common stock granted during the years ended December 31, along with the weighted-average grant-date fair value of each award:

	2023		2022		2021	
Awards	Number of Awards	Weighted Average Grant Date Fair Value	Number of Awards	Weighted Average Grant Date Fair Value	Number of Awards	Weighted Average Grant Date Fair Value
Deferred stock units	6,351	$ 54.33	2,460	$ 42.69	7,536	$ 83.58
Common stock	8,468	$ 54.33	15,652	$ 42.49	2,512	$ 83.58
Restricted stock units	99,820	$ 61.93	132,430	$ 43.92	72,243	$ 79.28
Performance stock units (1)	85,323	$ 53.22	108,464	$ 47.00	62,778	$ 87.84

(1) The Company's performance stock units ("PSUs") represent shares granted for which the final number of shares earned depends on financial performance. The number of shares to be issued may vary between 0% and 200% of the number of PSUs granted depending on the relative achievement to targeted thresholds. The Company's PSUs with a financial performance condition are based on the Company's return on invested capital ("ROIC") over a one-year period performance period.

Stock Options

No options were granted during the years ended December 31, 2023, 2022 and 2021. The Company determines the fair value of stock options granted based on the Black-Scholes option pricing model on the date of grant, and the expected stock volatility is based on volatility of the Company's stock price using a historical period commensurate with the expected life of the options.

At December 31, 2023, the Company has one grant of options outstanding. The following table summarizes the Company's outstanding and exercisable options at December 31, 2023:

Exercise Price	Options Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$39.55	5,000	3.26	$ 39.55	5,000	$ 39.55

The following table summarizes information about stock option transactions:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value
Balance at January 1, 2021	41,500	$ 29.38		
Exercised	(36,500)	$ 27.99		
Balance at December 31, 2021	5,000	$ 39.55		
Exercised	—	$ —		
Balance at December 31, 2022	5,000	$ 39.55		
Exercised	—	$ —		
Balance at December 31, 2023	5,000	$ 39.55	3.26	$ 197,150

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value, based on the $78.98 per share market price of the Company's common stock as of December 31, 2023, which would have been received by the option holder had the option holder exercised the options as of that date.

Stock Units and Common Stock

The following table summarizes information about non-vested restricted stock units and performance stock units (that will convert to shares upon vesting) and common stock:

	Restricted Stock Units	Weighted Average Grant Date Fair Value	Common Stock	Weighted Average Grant Date Fair Value	Performance Stock Units	Weighted Average Grant Date Fair Value	Deferred Stock Units (2)	Weighted Average Grant Date Fair Value
Balance at December 31, 2022	235,370	$ 49.87	—	$ —	211,368	$ 50.96	40,350	$ 45.16
Granted	99,820	$ 61.93	8,468	$ 54.33	85,323	$ 53.22	6,351	$ 54.33
Adjustments (1)	—	$ —	—	$ —	(70,610)	$ 50.72	—	$ —
Vested	(77,312)	$ 53.37	(8,468)	$ 54.33	(71,106)	$ 51.74	(2,222)	$ 36.47
Forfeited	(24,908)	$ 50.99	—	$ —	(18,729)	$ 49.69	—	$ —
Balance at December 31, 2023	232,970	$ 53.75	—	$ —	136,246	$ 52.27	44,479	$ 46.90

(1) (i) 40,610 units of the Company's PSUs granted in 2022 were adjusted in the first quarter of 2023 to reflect 60.5% of the target amount granted based on the Company's actual ROIC compared to ROIC target for the performance period ended December 31, 2022; and (ii) 30,000 units of the Company's TSR PSUs granted in 2020 for which the performance condition was not achieved and the PSUs were adjusted in the first quarter of

2023 to reflect zero earned as the threshold level of achievement was not met based on performance criteria as defined in the respective awards over a three-year performance period which ended March 1, 2023.

(2) Vested and issuable upon termination from service as a member of the Company's Board of Directors.

The fair value of the common stock, restricted stock units, and deferred stock units, as well as the performance stock units with a financial performance condition granted during the three years ended December 31, 2023 was based on the Company's stock price at grant date of the award.

The following table sets forth the aggregate intrinsic value of options exercised and aggregate fair value of restricted stock units and restricted shares that vested during the years ended December 31 (in thousands):

	2023	2022	2021
Aggregate intrinsic value of options exercised	$ —	$ —	$ 2,103
Aggregate fair value of vested restricted stock units	$ 4,740	$ 3,920	$ 6,320
Aggregate fair value of vested common stock	$ 460	$ 665	$ 370
Aggregate fair value of vested performance stock units	$ 3,999	$ 6,729	$ 9,080
Aggregate fair value of vested deferred stock units	$ 345	$ 105	$ 630

As of December 31, 2023, there was $13.1 million of total unrecognized compensation cost related to non-vested restricted and performance stock units. That cost is expected to be recognized over a weighted average period of 2.0 years.

Equity Based Awards - Settled in Cash

Management Stock Purchase Plan

The Company's equity-based awards that are settled in cash are the awards under the Management Stock Purchase Plan (the "MSPP") which is authorized under the Company's equity incentive plans. The MSPP provides participants the ability to defer a portion of their compensation, convertible to unrestricted investments, restricted stock units, or a combination of both, or defer a portion of their directors' fees, convertible to restricted stock units. Employees eligible to defer a portion of their compensation also receive a company-matching award in restricted stock units equal to a percentage of their deferred compensation.

The deferrals and related company match are credited to an account that represents a share-based liability. The portion of the account deferred to unrestricted investments is measured at fair market value of the unrestricted investments, and the portion of the account deferred to restricted stock units and company-matching restricted stock units is measured at a 200-day average of the Company's stock price. The account will be converted to and settled in cash payable to participants upon retirement or a termination of their service to the Company.

Total MSPP liabilities recorded on the consolidated balance sheet as of December 31, 2023 were $20.0 million, of which $2.0 million was included in current accrued expenses and $18.0 million was included in non-current liabilities. Total MSPP liabilities recorded on the consolidated balance sheet as of December 31, 2022 were $15.4 million, of which $2.3 million was included in current accrued expenses and $13.1 million was included in non-current liabilities.   The value of the restricted stock units within the MSPP liabilities was $17.3 million and $13.4 million at December 31, 2023 and 2022, respectively.

The following table provides the number of restricted stock units credited to active participant accounts, balance of vested and unvested restricted stock units within active participant accounts, payments made with respect to MSPP liabilities and MSPP expense during years ended December 31:

	2023	2022	2021
Restricted stock units credited	48,921	12,365	30,475
Restricted stock units balance, vested and unvested	199,946	158,644	223,892
Share-based liabilities paid (in thousands)	$ 2,392	$ 3,689	$ 4,915
MSPP expense (recovery) (in thousands)	$ 4,710	$ (4,459)	$ 6,034

(13) FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate fair value. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement as follows:

- Level 1 - Quoted prices in active markets for identical assets or liabilities.
- Level 2 - Observable inputs other than quoted prices in active markets for similar assets and liabilities.
- Level 3 - Inputs that are unobservable inputs for the asset or liability.

The Company had no financial assets or liabilities measured at fair value on a recurring basis and did not have any financial instruments for which carrying value differed from its fair value at December 31, 2023 and 2022. As of December 31, 2023, the Company had no outstanding indebtedness on its revolving credit facility under its Credit Agreement. The Company had $91.0 million outstanding on its revolving credit facility as of December 31, 2022.

The Company's other financial instruments primarily consist of cash and cash equivalents, accounts receivable, and accounts payable. The carrying values for these financial instruments approximate fair value. The Company did not have any other material assets or liabilities carried at fair value and measured on a recurring basis as of December 31, 2023 and 2022.

Other non-recurring fair value measurements

The Company recorded impairment of property, plant and equipment during the year ended December 31, 2022 and recognized impairment charges related to certain intangible assets during the years ended December 31, 2023 and 2021. The Company uses unobservable inputs, classified as Level 3 inputs, in determining the fair value of these assets. See Note 7 "Goodwill and Related Intangible Assets," Note 14 "Discontinued Operations" and Note 15 "Exit Activity Costs and Asset Impairments" for more disclosure regarding the impairment of certain intangible assets and property, plant, and equipment, respectively.

The Company also applied fair value principles for the goodwill impairment tests performed during 2023, 2022, and 2021. The Company used two valuation models to estimate the fair values of its reporting units, both of which primarily use Level 3 inputs. See Note 7 "Goodwill and Related Intangible Assets" of the consolidated financial statements for the results of the Company's goodwill impairment tests.

Additionally, the Company's recent acquisition activity, as described in Note 6 "Acquisitions," used Level 3 inputs to estimate fair values allocated to the assets acquired and liabilities assumed.

(14) DISCONTINUED OPERATIONS

On February 23, 2021, the Company sold the stock of its Industrial business which had been classified as held for sale and reported as a discontinued operation in the Company's consolidated financial statements for the year ended December 31, 2021. Net proceeds of $38 million, consisting of cash and a $13 million seller note, resulted in a pre-tax loss of $30 million, of which $29.6 million was recorded when the assets of the Industrial business were written down to fair market value during the fourth quarter of 2020. The seller note was paid in full to the Company during the second quarter of 2021. The results of operations of the Industrial business have been presented as a discontinued operation in the Company's consolidated statements of income for all periods presented.

There was no income from discontinued operations before taxes for the years ended December 31, 2023 and 2022. For the year ended December 31, 2021, income from discontinued operations before taxes of $1.5 million consisted of net sales of $20.4 million, operating expenses of $17.5 million, and adjustment to loss on disposal of $1.4 million.

On December 1, 2023, the Company sold its Japan-based solar racking business within its Renewables segment to a third party. The $8.0 million net proceeds from the sale resulted in a pre-tax net loss of $0.6 million and has been presented within other (income) expense in the consolidated statements of income. This divestiture did not meet the criteria to be recorded as a discontinued operation nor did it have a major effect on the Company's operations.

(15) EXIT ACTIVITY COSTS AND ASSET IMPAIRMENTS

The Company has incurred exit activity costs and asset impairment charges as a result of its 80/20 simplification and portfolio management initiatives. These initiatives have resulted in the identification of low-volume, low margin, internally-produced products which have been or will be outsourced or discontinued, the simplification of processes, in the sale and exiting of less profitable businesses or products lines, and the reduction in the Company's manufacturing footprint.

As a result of process simplification initiatives, the Company has incurred exit activity costs (recoveries) related to moving and closing costs, severance and contract terminations, along with asset impairment charges related to the write-down of inventory and impairment of machinery and equipment associated with discontinued product lines. Additionally, the Company has incurred the aforementioned costs resulting from the sale, relocation and/or closure of facilities including two closures and one relocation in 2022 and four facility closures in 2021.

The following table sets forth the exit activity costs (recoveries) and asset impairment charges incurred by segment during the years ended December 31 related to the restructuring activities described above (in thousands):

	2023			2022			2021		
	Exit Activity	Asset Impairment	Total	Exit Activity	Asset Impairment	Total	Exit Activity	Asset Impairment	Total
Renewables	$ 7,558	$ 1,136	$ 8,694	$ 3,256	$ 1,198	$ 4,454	$ 4,769	$ 1,193	$ 5,962
Residential	960	3,851	4,811	1,825	12	1,837	393	—	393
Agtech	718	—	718	771	1,066	1,837	1,687	—	1,687
Infrastructure	—	—	—	(63)	—	(63)	26	—	26
Corporate	(32)	—	(32)	250	—	250	145	—	145
Total	$ 9,204	$ 4,987	$14,191	$ 6,039	$ 2,276	$ 8,315	$ 7,020	$ 1,193	$ 8,213

The following table provides a summary of where the above exit activity costs and asset impairments are recorded in the consolidated statements of income for the years ended December 31 (in thousands):

	2023	2022	2021
Cost of sales	$ 12,634	$ 5,258	$ 6,176
Selling, general, and administrative expense	1,557	3,057	2,037
Total exit activity costs and asset impairments	$ 14,191	$ 8,315	$ 8,213

The following table reconciles the beginning and ending liability for exit activity costs relating to the Company's restructuring efforts (in thousands):

	2023	2022
Balance as of January 1	$ 2,417	$ 272
Exit activity costs recognized	9,204	6,039
Cash payments	(4,896)	(3,894)
Balance as of December 31	$ 6,725	$ 2,417

(16) INCOME TAXES

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse.

The components of income before taxes from continuing operations consisted of the following for the years ended December 31 (in thousands):

	2023	2022	2021
Domestic	$ 149,348	$ 112,635	$ 93,155
Foreign	(356)	(1,145)	6,407
Income before taxes from continuing operations	$ 148,992	$ 111,490	$ 99,562

The provision for income taxes from continuing operations for the years ended December 31 consisted of the following (in thousands):

	2023	2022	2021
Current:			
U.S. Federal	$ 21,579	$ 17,014	$ 16,137
State	6,048	5,647	5,009
Foreign	32	86	932
Total current	27,659	22,747	22,078
Deferred:			
U.S. Federal	8,617	5,259	1,766
State	2,112	1,381	134
Foreign	71	(303)	1,068
Total deferred	10,800	6,337	2,968
Provision for income taxes	$ 38,459	$ 29,084	$ 25,046

The provision for income taxes from continuing operations differs from the federal statutory rate of 21% due to the following for the years ended December 31 (in thousands, except for percentages) :

	2023		2022		2021	
Statutory rate	$ 31,288	21.0 %	$ 23,413	21.0 %	$ 20,908	21.0 %
State taxes, less federal effect	6,446	4.3 %	5,541	5.0 %	4,068	4.1 %
Federal tax credits	(787)	(0.5)%	(549)	(0.5)%	(587)	(0.6)%
Excess tax benefit on stock based compensation	(203)	(0.1)%	(214)	(0.2)%	(2,039)	(2.0)%
Executive compensation	1,369	0.9 %	960	0.9 %	1,781	1.8 %
Other	346	0.2 %	(67)	(0.1)%	915	0.9 %
	$ 38,459	25.8 %	$ 29,084	26.1 %	$ 25,046	25.2 %

Deferred tax liabilities at December 31 consisted of the following (in thousands):

	2023	2022
Depreciation	$ 13,838	$ 14,570
Goodwill	65,967	62,132
Operating leases	11,325	6,775
Intangible assets	1,919	3,706
Other	1,264	1,358
Gross deferred tax liabilities	94,313	88,541
Capitalized research and development costs	(6,286)	(4,503)
Equity compensation	(6,907)	(5,993)
Operating leases	(11,678)	(7,076)
Assets held for sale	—	(13,669)
Capital loss carryforward	(26,527)	(26,490)
Other	(12,422)	(10,417)
Gross deferred tax assets	(63,820)	(68,148)
Valuation allowances	26,593	26,488
Deferred tax assets, net of valuation allowances	(37,227)	(41,660)
Net deferred tax liabilities	$ 57,086	$ 46,881

At December 31, 2023, the Company had total net operating loss carry forwards of $17.5 million, which included $0.3 million for federal, $16.5 million for state, and $0.7 million for foreign income tax purposes. The federal and state net operating loss carry forwards expire between 2024 and 2043. The foreign net operating loss carry forwards expire between 2024 and 2043. The Company recognized a total of $1.1 million of deferred tax assets, net of the federal tax benefit, related to these net operating losses prior to any valuation allowances, which included $0.1 million of federal and $0.8 million of state deferred tax assets and $0.2 million of foreign deferred tax assets.

As a result of the sale of the Industrial business during 2021, the Company generated a capital loss of $113.7 million for federal and state purposes to the extent allowable under state tax regulations. Amended Federal returns were filed to carry back $3.7 million of capital loss. As of December 31, 2023, the remaining capital loss carry forward is $110.0 million. The capital loss carryforward will expire in 2026. The Company recognized a total of $26.5 million of deferred tax assets, net of the federal benefit, related to this carryforward prior to any valuation allowances, which included $22.2 million of federal and $4.3 million of state deferred tax assets. The Company has a full valuation allowance on the capital loss carry forward and as a result there is no deferred tax asset related to the capital loss.

Deferred taxes include net deferred tax assets relating to certain state and foreign tax jurisdictions. A reduction of the carrying amount of deferred tax assets by a valuation allowance is required if it is more likely than not that such assets will not be realized.

The following sets forth a reconciliation of the beginning and ending amount of the Company's valuation allowance (in thousands):

	2023	2022	2021
Balance as of January 1	$ 26,488	$ 26,581	$ 111
Cost charged to the tax provision	105	10	13
Reductions	—	(103)	(41)
Reclassification from discontinued operations upon sale of industrial group	—	—	26,498
Balance as of December 31	$ 26,593	$ 26,488	$ 26,581

The Company made net payments for income taxes for the following amounts for the years ended December 31 (in thousands):

	2023	2022	2021
Payments made for income taxes, net	$ 23,447	$ 27,017	$ 22,076

At December 31, 2023, the Company had approximately $1.4 million of undistributed earnings of foreign subsidiaries. The Company continues to maintain its assertion that all remaining foreign earnings will be indefinitely reinvested. Any excess earnings could be used to grow the Company's foreign operations through launches of new capital projects or additional acquisitions. Determination of the amount of unrecognized deferred U.S. income tax liability related to the Company's remaining unremitted foreign earnings is not practicable due to the complexities associated with its hypothetical calculation.

The Company did not have any unrecognized tax benefits or activity related to such benefits in any of the years presented in the consolidated financial statements. The Company classifies accrued interest and penalties related to unrecognized tax benefits in income tax expense. No interest or penalties have been recognized during the years presented.

The Company and its U.S. subsidiaries file a U.S. federal consolidated income tax return. Foreign and U.S. state jurisdictions have statute of limitations generally ranging from four to ten years. The Company is currently in appeals for an audit of tax years 2016 through 2019 in Massachusetts and believes the technical merits of the position will be sustained.

(17) EARNINGS PER SHARE

Weighted average shares outstanding for basic and diluted earnings were as follows for the years ended December 31 (in thousands):

	2023	2022	2021
Numerator:			
Income from continuing operations	$ 110,533	$ 82,406	$ 74,516
Income from discontinued operations	—	—	1,113
Net income available to common shareholders	$ 110,533	$ 82,406	$ 75,629
Denominator for basic earnings per share:			
Weighted average shares outstanding	30,626	32,096	32,873
Denominator for diluted earnings per share:			
Common stock options and stock units	159	96	181
Weighted average shares and conversions	30,785	32,192	33,054

The following table provides the potential anti-dilutive common stock units not included in the diluted weighted average shares calculations for the years ended December 31 (in thousands):

	2023	2022	2021
Common stock units	26	43	—

(18) LEASES

The Company's leases are classified as operating leases and consist of manufacturing facilities, distribution centers, office space, vehicles and equipment.

Most of the Company's leases include one or more options to renew, with renewal terms that can extend the respective lease term from one month to ten years. The exercise of lease renewal options is at the Company's sole discretion. As of December 31, 2023 and 2022, the Company's renewal options are not part of the Company's operating lease assets and operating lease liabilities. Certain leases also include options to purchase at fair value the underlying leased asset at the Company's sole discretion.

The components of lease costs for the years ended December 31 were as follows (in thousands):

	2023	2022	2021
Operating lease cost	$ 12,940	$ 11,191	$ 10,977
Short-term lease cost	4,645	5,694	7,153
Total lease cost	$ 17,585	$ 16,885	$ 18,130

Information related to the Company's operating right-of-use assets and related operating lease liabilities for the years ended December 31 were as follows (in thousands):

	2023	2022	2021
Cash paid for amounts included in the measurement of operating liabilities	$ 10,628	$ 8,835	$ 9,431
Right-of-use assets obtained in exchange for new lease liabilities	$ 27,468	$ 17,008	$ 1,084

Information related to the Company's lease terms and discount rates as of December 31 were as follows:

	2023	2022
Weighted-average remaining lease term - operating leases	6.6 years	5.3 years
Weighted-average discount rate - operating leases	5.0 %	5.0 %

The future maturity of the Company's lease liabilities as of December 31, 2023 were as follows (in thousands):

2024	$ 12,329
2025	9,748
2026	6,304
2027	4,775
2028	4,391
After 2028	17,191
Total lease payments	54,738
Less: present value discount	(8,471)
Present value of lease liabilities	$ 46,267

The Company uses its incremental borrowing rate based on information available at the commencement date of a lease in determining the present value of lease payments as the rates implicit in most of the Company's leases are not readily determinable.

(19) COMMITMENTS AND CONTINGENCIES

The Company is a party to certain claims and legal actions generally incidental to its business. Management does not believe that the outcome of any claims, or other claims which are not clearly determinable at the present time, would result in a material adverse effect on the Company's financial condition or results of operations.

(20) SEGMENT INFORMATION

The Company is organized into four reportable segments on the basis of the production processes, products and services provided by each segment, identified as follows:

(i) Renewables, which primarily includes designing, engineering, manufacturing and installation of solar racking and electrical balance of systems;

(ii) Residential, which primarily includes designing, engineering and manufacturing of roof and foundation ventilation products, centralized mail systems and electronic package solutions, retractable awnings and gutter guards, and rain dispersion products, trims and flashings and other accessories;

(iii) Agtech, which provides growing solutions including the designing, engineering, manufacturing and installation of greenhouses; and

(iv) Infrastructure, which primarily includes designing, engineering and manufacturing of structural bearings, expansion joints and pavement sealant for bridges, airport runways and roadways, elastomeric concrete, and bridge cable protection systems.

When determining the reportable segments, the Company aggregated operating segments based on their similar economic and operating characteristics.

The following tables illustrate certain measurements used by management to assess the performance of the segments described above as of and for the years ended December 31 (in thousands):

	2023	2022	2021
Net sales:			
Renewables	$ 330,738	$ 377,567	$ 432,096
Residential	814,803	767,248	635,505
Agtech	144,967	168,868	199,161
Infrastructure	87,228	76,283	73,021
Total consolidated net sales	$ 1,377,736	$ 1,389,966	$ 1,339,783
Income from operations:			
Renewables	$ 30,160	$ 25,243	$ 20,158
Residential	143,068	126,458	105,821
Agtech	(928)	2,914	(931)
Infrastructure	18,529	9,003	8,911
Segments income from operations	190,829	163,618	133,959
Unallocated corporate expenses	(40,100)	(33,516)	(36,971)
Total income from operations	$ 150,729	$ 130,102	$ 96,988
Depreciation and Amortization			
Renewables	$ 8,671	$ 8,467	$ 14,682
Residential	10,080	8,983	8,694
Agtech	3,789	4,377	5,279
Infrastructure	3,137	3,150	3,092
Unallocated corporate expenses	1,701	1,190	219
	$ 27,378	$ 26,167	$ 31,966

	2023	2022	2021
Total assets			
Renewables	$ 377,694	$ 392,368	$ 445,486
Residential	515,739	519,567	453,469
Agtech	168,213	193,966	212,038
Infrastructure	77,518	80,264	82,662
Unallocated corporate assets	117,287	24,448	21,246
	$ 1,256,451	$ 1,210,613	$ 1,214,901
Capital expenditures			
Renewables	$ 1,113	$ 3,589	$ 4,268
Residential	6,913	10,050	4,182
Agtech	1,419	3,177	3,289
Infrastructure	1,313	1,898	2,097
Unallocated corporate expenditures	4,239	1,424	3,869
	$ 14,997	$ 20,138	$ 17,705

The following tables illustrate revenue disaggregated by timing of transfer of control to the customer for the years ended December 31 (in thousands):

	2023				
	Renewables	**Residential**	**Agtech**	**Infrastructure**	**Total**
Net sales:					
Point in Time	$ 49,123	$ 808,225	$ 4,920	$ 31,547	$ 893,815
Over Time	281,615	6,578	140,047	55,681	483,921
Total	$ 330,738	$ 814,803	$ 144,967	$ 87,228	$ 1,377,736

	2022				
	Renewables	**Residential**	**Agtech**	**Infrastructure**	**Total**
Net sales:					
Point in Time	$ 27,317	$ 761,576	$ 13,011	$ 32,983	$ 834,887
Over Time	350,250	5,672	155,857	43,300	555,079
Total	$ 377,567	$ 767,248	$ 168,868	$ 76,283	$ 1,389,966

	2021				
	Renewables	**Residential**	**Agtech**	**Infrastructure**	**Total**
Net sales:					
Point in Time	$ 28,630	$ 630,494	$ 20,157	$ 32,512	$ 711,793
Over Time	403,466	5,011	179,004	40,509	627,990
Total	$ 432,096	$ 635,505	$ 199,161	$ 73,021	$ 1,339,783

Net sales by region or origin and long-lived assets by region of domicile for the years ended and as of December 31 were as follows (in thousands):

	2023	2022	2021
Net sales			
North America	$ 1,366,012	$ 1,373,907	$ 1,318,795
Asia	11,724	16,059	20,988
Total	$ 1,377,736	$ 1,389,966	$ 1,339,783
Long-lived assets			
North America	$ 154,778	$ 136,553	$ 97,003
Asia	59	234	365
Total	$ 154,837	$ 136,787	$ 97,368

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

Not applicable.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

The Company maintains a system of disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934). Management of the Company, under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered in this report. Based upon that evaluation and the definition of disclosure controls and procedures contained in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, the Company's Chief Executive Officer and Chief Financial Officer have concluded that as of the end of such period the Company's disclosure controls and procedures were effective.

Management's Annual Report on Internal Control Over Financial Reporting

The management of Gibraltar Industries, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission *(2013 framework)*. Based on the Company's evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2023.

The Company's acquisition of a privately held Utah-based company was excluded from management's annual report on internal control over financial reporting as of December 31, 2023. The Company acquired this privately held Utah-based company on July 5, 2023, for which its results are included in the Company's 2023 consolidated financial statements and were $11.7 million of total assets and $11.0 million of net assets, respectively, as of December 31, 2023, and $4.4 million and $0.9 million of net sales and net income, respectively, for the year then ended.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2023 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included below in this Item 9A of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

The Company implemented a new Enterprise Resource Planning ("ERP") system for one of the Company's operating units in the Renewables segment during the quarter ended December 31, 2023. The implementation of this ERP system is expected to, among other things, improve user access security and automate a number of accounting and reporting processes and activities, thereby decreasing the amount of manual processes previously required. Except for the implementation of this ERP system, there have been no changes in the Company's internal control over financial reporting (as defined by Rule 13a-15(f)) that occurred during the three months ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Gibraltar Industries, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Gibraltar Industries, Inc.'s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Gibraltar Industries, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

As indicated in the accompanying Management's Annual Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the privately held Utah-based company acquired in July 2023, which is included in the 2023 consolidated financial statements of the Company and constituted 0.9% and 1.2% of total and net assets, respectively, as of December 31, 2023 and 0.3% and 0.8% of net sales and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of the Utah-based company.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2023 consolidated financial statements of the Company and our report dated February 21, 2024 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Boston, Massachusetts

February 21, 2024

Item 9B. *Other information*

None.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

Item 10. *Directors, Executive Officers and Corporate Governance*

Information regarding directors and executive officers of the Company, as well as the required disclosures with respect to the Company's audit committee financial expert, is incorporated herein by reference to the information included in the Company's 2024 Proxy Statement which will be filed with the Commission within 120 days after the end of the Company's 2023 fiscal year.

The Company has adopted a Code of Ethics that applies to all of the Company's directors, officers, employees and representatives, including the Company's Chief Executive Officer and Chief Financial Officer. The complete text of this Code of Ethics is available in the corporate governance section of the Company's website at www.gibraltar1.com. The Company does not intend to incorporate the contents of its website into this Annual Report on Form 10-K.

The Company intends to disclose future amendments to certain provisions of the Company's Code of Ethics, or waivers of such provisions, applicable to the Company's Chief Executive Officer and Chief Financial Officer on the Company's website identified above.

Item 11. *Executive Compensation*

Information regarding executive compensation is incorporated herein by reference to the information included in the Company's 2024 Proxy Statement which will be filed with the Commission within 120 days after the end of the Company's 2023 fiscal year.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

Information regarding security ownership of certain beneficial owners and management and the Company's equity compensation plans are incorporated herein by reference to the information included in the Company's 2024 Proxy Statement which will be filed with the Commission within 120 days after the end of the Company's 2023 fiscal year.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

Information regarding certain relationships and related transactions and director independence is incorporated herein by reference to the information included in the Company's 2024 Proxy Statement which will be filed with the Commission within 120 days after the end of the Company's 2023 fiscal year.

Item 14. *Principal Accountant Fees and Services*

Information regarding principal accounting fees and services is incorporated herein by reference to the information included in the Company's 2024 Proxy Statement which will be filed with the Commission within 120 days after the end of the Company's 2023 fiscal year.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) The following documents are filed as part of this Annual Report on Form 10K:

   (1) Consolidated Financial Statements:

   (i) Report of Independent Registered Public Accounting Firm

   (ii) Consolidated Statements of Income for the Years Ended December 31, 2023, 2022, and 2021

   (iii) Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2023, 2022, and 2021

   (iv) Consolidated Balance Sheets as of December 31, 2023 and 2022

   (v) Consolidated Statements of Cash Flows for the Years Ended December 31, 2023, 2022, and 2021

   (vi) Consolidated Statements of Stockholders' Equity and Comprehensive Income for the Years Ended December 31, 2023, 2022, and 2021

   (vii) Notes to Consolidated Financial Statements

   (2) Financial Statement Schedule:

   All schedules are omitted because they are not required, or because the required information is provided in the consolidated financial statements, including the notes thereto.

   (3) Exhibits Required by Item 601 of Regulation S-K: The list of exhibits to this Annual Report on Form 10-K is set forth on the attached Exhibit Index. Each management contract or compensatory plan or arrangement is identified as such in the Exhibit Index.

(b) Exhibits:

   The documents listed in the Exhibit Index are filed or furnished with this Annual Report on Form 10-K or incorporated by reference into this Annual Report on Form 10-K.

No.	Exhibit
3.1	Certificate of Incorporation of Gibraltar Industries, Inc., as amended by: (i) Certificate of Amendment of Certificate of Incorporation of Gibraltar Industries, Inc. filed on October 27, 2004, (ii) Certificate of Change of Registered Agent and Registered Office of Gibraltar Industries, Inc. filed on May 11, 2005, (iii) Certificate of Amendment of Certificate of Incorporation of Gibraltar Industries, Inc. filed on May 22, 2012, (iv) Certificate of Amendment of Certificate of Incorporation of Gibraltar Industries, Inc. filed on May 11, 2015, (v) Certificate of Change of Registered Agent and/or Registered Office filed on January 10, 2019, (vi) Certificate of Amendment of Certificate of Incorporation of Gibraltar Industries, Inc. filed on May 6, 2021 (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q filed on August 3, 2021), and (vii) Certificate of Amendment of Certificate of Incorporation of Gibraltar Industries, Inc. filed on May 3, 2023 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on May 8, 2023)
3.2	Second Amended and Restated By-Laws of Gibraltar Industries, Inc., effective as of December 7, 2022 (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K/A filed on December 9, 2022)
4.1	Description of Registrant's Securities (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K/A filed on December 9, 2022)
10.1*	Correspondence dated December 17, 2018, from William P. Montague to William T. Bosway (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed January 7, 2019)
10.2*	Restrictive Covenants and Severance Agreement by and between Gibraltar Industries, Inc. and William T. Bosway, dated December 17, 2018 and effective January 2, 2019 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed January 7, 2019)
10.3*	Gibraltar Industries, Inc. Change in Control Executive Severance Plan, effective as of July 28, 2023 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 2, 2023)
10.4*	Change in Control Agreement between the Company and William T. Bosway dated December 17, 2018 and effective January 2, 2019 (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed January 7, 2019), as amended by First Amendment to Change in Control Agreement and Employment Agreement, dated July 28, 2023 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on August 2, 2023)
10.5*	Change in Control Agreement between Gibraltar Industries, Inc. and Timothy F. Murphy (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed May 5, 2017), as amended by First Amendment to Change in Control Agreement, dated July 28, 2023 (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on August 2, 2023)
10.6*	Gibraltar Deferred Compensation Plan Amended and Restated, effective January 1, 2009 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed February 24, 2009)
10.7*	Amended and Restated Gibraltar Industries, Inc. 2005 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed December 21, 2006), as amended by Second Amendment to Third Amendment and Restatement of Equity Incentive Plan, dated May 7, 2015 (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed May 12, 2015)
10.8*	Gibraltar Industries, Inc. Omnibus Code Section 409A Compliance Policy, dated December 30, 2008 (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed January 6, 2009)
10.9*	Summary Description of Annual Management Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed February 24, 2009)

No.	Exhibit
10.10	Credit Agreement dated as of December 8, 2022 among Gibraltar Industries, Inc. and Gibraltar Steel Corporation of New York, as borrowers, the lenders named therein, KeyBank National Association, as administrative agent, swing line lender and issuing lender, KeyBanc Capital Markets Inc., as joint lead arranger and joint book runner, Bank of America, N.A., M&T Bank, PNC Bank, National Association, as joint lead arrangers, joint book runners and co-syndication agents, and Comerica Bank, TD Bank, N.A. and Wells Fargo Bank, National Association, as co-documentation agents (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed December 9, 2022) (1)
10.11*	Gibraltar Industries, Inc. 2015 Equity Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed January 7, 2016), and as amended by Gibraltar Industries, Inc. 2015 Equity Incentive Plan First Amendment dated May 5, 2017 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed May 9, 2017)
10.12*	Gibraltar Industries, Inc. 2015 Management Stock Purchase Plan dated May 7, 2015 (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed May 12, 2015), as amended by the First Amendment to the Management Stock Purchase Plan dated December 31, 2015 (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed January 7, 2016), and further amended by the Gibraltar Industries, Inc. Management Stock Purchase Plan Second Amendment dated January 28, 2016 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed January 28, 2016)
10.13*	Gibraltar Industries, Inc. Amended and Restated 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 8, 2023)
10.14*	Gibraltar Industries, Inc. 2018 Management Stock Purchase Plan dated November 1, 2018 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed November 1, 2018)
10.15*	Gibraltar Industries, Inc. 2015 Equity Incentive Plan Form of Award of Non-Qualified Options dated December 31, 2015 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed January 7, 2016)
10.16*	Gibraltar Industries, Inc. 2015 Equity Incentive Plan Form of Award of Restricted Units dated December 31, 2015 (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed February 5, 2016)
10.17*	Gibraltar Industries, Inc. Amended and Restated 2016 Stock Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed May 5, 2022)
10.18*	Gibraltar Industries, Inc. Amended and Restated 2016 Stock Plan for Non-Employee Directors Form of Award of Common Stock (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed May 5, 2022)
10.19*	Gibraltar Industries, Inc. Non-Employee Director Stock Deferral Plan (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed May 10, 2016)
10.20*	Gibraltar Industries, Inc. 2018 Equity Incentive Plan Form of Award of Performance Units dated May 4, 2018 (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K for the year ended December 31, 2018 filed February 27, 2019)
10.21*	Gibraltar Industries, Inc. 2018 Equity Incentive Plan Form of Award of Restricted Units dated May 4, 2018 (incorporated by reference to Exhibit 10.23 to the Company's Annual Report on Form 10-K for the year ended December 31, 2018 filed February 27, 2019)
10.22*	Form of Award of Performance Units under the Gibraltar Industries, Inc. Amended and Restated 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023 filed August 2, 2023)
10.23*	Form of Award of Restricted Units (Executive) under the Gibraltar Industries, Inc. Amended and Restated 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed November 2, 2023)

No.	Exhibit
10.24*	Form of Award of Restricted Units (Management) under the Gibraltar Industries, Inc. Amended and Restated 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed November 2, 2023)
10.25*	Form of Award of Restricted Units (CEO Discretionary) under the Gibraltar Industries, Inc. Amended and Restated 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 filed November 2, 2023)
21.1	Subsidiaries of the Registrant
23.1	Consent of Independent Registered Public Accounting Firm
31.1	Certification of President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Senior Vice President and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1***	Certification of President and Chief Executive Officer pursuant to Title 18, United States Code, Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2***	Certification of Senior Vice President and Chief Financial Officer pursuant to Title 18, United States Code, Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97**	Gibraltar Industries, Inc. Policy for the Recovery of Erroneously Awarded Compensation
101.INS**	Inline XBRL Instance Document **
101.SCH**	Inline XBRL Taxonomy Extension Schema Document**
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document**
101.LAB**	Inline XBRL Taxonomy Extension Label Linkbase Document **
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document **
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document **
104**	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

---

(1) Schedules and exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to furnish any omitted schedules or exhibits upon the request of the Securities and Exchange Commission. A list of the omitted schedules and exhibits to this agreement is set forth in the agreement.

   * Document is a management contract or compensatory plan or agreement.

  ** Submitted electronically with this Annual Report on Form 10-K.

*** Documents are furnished not filed.

Item 16. *Form 10-K Summary*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GIBRALTAR INDUSTRIES, INC.

By: /s/ William T. Bosway

William T. Bosway

Chairman of the Board, President and Chief Executive Officer

Dated: February 21, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ William T. Bosway William T. Bosway	Chairman of the Board of Directors, President and Chief Executive Officer (principal executive officer)	February 21, 2024
/s/ Timothy F. Murphy Timothy F. Murphy	Senior Vice President and Chief Financial Officer (principal financial and accounting officer)	February 21, 2024
/s/ Atlee Valentine Pope Atlee Valentine Pope	Lead Independent Director	February 21, 2024
/s/ Mark G. Barberio Mark G. Barberio	Director	February 21, 2024
/s/ Craig A. Hindman Craig A. Hindman	Director	February 21, 2024
/s/ Gwendolyn G. Mizell Gwendolyn G. Mizell	Director	February 21, 2024
/s/ Linda K. Myers Linda K. Myers	Director	February 21, 2024
/s/ James B. Nish James B. Nish	Director	February 21, 2024
/s/ Manish H. Shah Manish H. Shah	Director	February 21, 2024

EXHIBIT 21.1

SUBSIDIARIES

The following is a list of the subsidiaries of Gibraltar Industries, Inc. as of December 31, 2023. The names of indirectly owned subsidiaries are indented under the names of their respective parent corporations:

Appleton Supply Company, Inc.	Delaware
D.S.B. Holding Corp.	Delaware
The D.S. Brown Company	Ohio
Florence Corporation	Illinois
Florence Corporation of Kansas	Kansas
Gibraltar Industries Holding Company (UK) Limited	United Kingdom
Rough Brothers Greenhouse Manufacturing (Shanghai) Co., Ltd	China
Gibraltar Steel Corporation of New York	New York
Southeastern Metals Manufacturing Company, Inc.	Florida
Pacific Awards Metals, Inc.	California
Noll/Norwesco, LLC	Delaware
SBC Acquisition, LLC	Delaware
Air Vent Inc.	Delaware
Package Concierge, Inc.	Delaware
Quality Aluminum Products, LLC	Delaware
Rough Brothers Holding Co., Inc.	Ohio
Terrasmart, Inc.	Ohio
Rough Brothers Manufacturing, Inc.	Ohio
Prospiant, Inc.	Ohio
Apeks, LLC	Ohio
Thermo Energy Solutions, Inc.	Canada
Solar Group, Inc.	Delaware
Architectural Mailboxes, LLC	Ohio

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-8 No. 333-143582), as amended, pertaining to the Gibraltar Industries, Inc. 2005 Equity Incentive Plan,

(2) Registration Statement (Form S-8 No. 333-147117) pertaining to the registration of 437,911 shares of its common stock related to the Gibraltar Industries, Inc. 2005 Equity Incentive Plan,

(3) Registration Statement (Form S-8 No. 333-172588), as amended, pertaining to the registration of 750,000 shares of its common stock related to the Gibraltar Industries, Inc. 2005 Equity Incentive Plan,

(4) Registration Statement (Form S-8 No. 333-204415), as amended, pertaining to the Gibraltar Industries, Inc. 2015 Equity Incentive Plan,

(5) Registration Statements (Form S-8 Nos. 333-211347 and 333-264706), as amended, pertaining to the Gibraltar Industries, Inc. 2016 Stock Plan for Non-Employee Directors, and

(6) Registration Statement (Form S-8 Nos. 333-224877 and 333-273598), as amended, pertaining to the Gibraltar Industries, Inc. 2018 Equity Incentive Plan;

of our reports dated February 21, 2024, with respect to the consolidated financial statements of Gibraltar Industries, Inc. and the effectiveness of internal control over financial reporting of Gibraltar Industries, Inc. included in this Annual Report (Form 10-K) of Gibraltar Industries, Inc. for the year ended December 31, 2023.

/s/ Ernst & Young LLP

Boston, Massachusetts
February 21, 2024

EXHIBIT 31.1

CERTIFICATIONS

I, William T. Bosway, certify that:

1.   I have reviewed this annual report on Form 10-K of Gibraltar Industries, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a)   designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b)   designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c)   evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d)   disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a)   all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 21, 2024   /s/ William T. Bosway
                                                     William T. Bosway

                                                     Chairman of the Board, President and Chief Executive Officer

EXHIBIT 31.2

<u>CERTIFICATIONS</u>

I, Timothy F. Murphy, certify that:

1.   I have reviewed this annual report on Form 10-K of Gibraltar Industries, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a)   designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b)   designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c)   evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d)   disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a)   all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 21, 2024   /s/ Timothy F. Murphy
                                                 Timothy F. Murphy
                                                 Senior Vice President and
                                                 Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION OF PRESIDENT AND CHIEF EXECUTIVE OFFICER
PURSUANT TO TITLE 18, UNITED STATES CODE, SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, William T. Bosway, President and Chief Executive Officer, of Gibraltar Industries, Inc. (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

The Annual Report on Form 10-K of the Company for the year ended December 31, 2023 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m); and

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ William T. Bosway
William T. Bosway
Chairman of the Board, President and Chief Executive Officer

February 21, 2024

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32.2

CERTIFICATION OF SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
PURSUANT TO TITLE 18, UNITED STATES CODE, SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Timothy F. Murphy, Senior Vice President and Chief Financial Officer, of Gibraltar Industries, Inc. (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

The Annual Report on Form 10-K of the Company for the year ended December 31, 2023 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m); and

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Timothy F. Murphy
Timothy F. Murphy
Senior Vice President and Chief Financial Officer

February 21, 2024

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 97

GIBRALTAR INDUSTRIES, INC.
POLICY FOR THE
RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

1.   Purpose. The Board of Directors (the "**Board**") of Gibraltar Industries, Inc., a Delaware corporation (including its direct and indirect subsidiaries, the "**Company**") believes that it is in the best interests of the Company and its stockholders to adopt this Policy for the Recovery of Erroneously Awarded Compensation, as may be amended from time to time (this "**Policy**"). This Policy requires the recovery of Erroneously Awarded Compensation by the Company from Covered Executive Officers in accordance with the terms set forth herein. Promptly, but in no event later than 30 days, following the later of the Effective Date or becoming a Covered Executive Officer, each Covered Executive Officer shall sign and return to the Company the Acknowledgement Form attached hereto as Exhibit A pursuant to which such Covered Executive Officer shall agree to be bound by the terms of and comply with this Policy.

2.   Administration. This Policy shall be administered by the Compensation Committee of the Board or, if so designated by the Board, the Board or another committee thereof (the "**Administrator**"). The Administrator is authorized to enforce and interpret this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. Any determinations made by the Administrator shall be final and binding on all affected persons and need not be uniform with respect to each person covered by this Policy. This Policy is designed to comply with, and shall be interpreted by the Administrator in a manner consistent with, Section 10D ("**Section 10D**") of the Securities Exchange Act of 1934 (the "**Exchange Act**"), Rule 10D-1 promulgated under the Exchange Act ("**Rule 10D-1**") and Nasdaq Listing Rule 5608 (the "**Listing Standards**"), each as may be amended from time to time. In the administration of this Policy, the Administrator is authorized to consult with the full Board or other committees of the Board, as well as retain any counsel, advisors and consultants.

3.   Definitions. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Section 3 hereof. For purposes of this Policy, the following capitalized terms shall have the meanings set forth below.

        (a)   "*Accounting Restatement*" means an accounting restatement of the Company's financial statements due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements (i) that is material to the previously issued financial statements, or (ii) that is not material to the previously issued financial statements but that would have resulted in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

        (b)   "*Clawback Eligible Incentive Compensation*" means all Incentive-Based Compensation Received by a Covered Executive Officer (i) on or after October 2, 2023, (ii) if that person served as a Covered Executive Officer at any time during the performance period for such Incentive-Based Compensation (whether or not such Covered Executive Officer is serving as an executive officer or employee of the Company at the time the Erroneously Awarded Compensation is required to be recovered by the Company), and (iii) while the Company had a class of securities listed on a national securities exchange or a national securities association.

        (c)   "*Clawback Period*" means with respect to any Accounting Restatement, (i) the three completed fiscal years of the Company immediately preceding the Restatement Date and (ii) any transition period that results from a change in the Company's fiscal year of less than nine months within or immediately following such three completed fiscal years, provided that a transition period that comprises a period of at least nine months shall count as a completed fiscal year.

(d)   *"Code"* means the Internal Revenue Code of 1986, as amended, and the regulations and guidance issued thereunder.

(e)   *"Covered Executive Officer"* means the Company's current and former executive officers, as determined by the Board or an applicable committee in accordance with the definition of "executive officer" set forth in Rule 10D-1 and the Listing Standards. Unless determined otherwise by the Board or the Administrator, Covered Executive Officers for this Policy shall be any person designated by the Board as an "officer" under Rule 16a-1(f) under the Exchange Act.

(f)   *"Effective Date"* means October 27, 2023.

(g)   *"Erroneously Awarded Compensation"* means with respect to each Covered Executive Officer and in connection with an Accounting Restatement, the amount of Clawback Eligible Incentive Compensation Received by the Covered Executive Officer during the Clawback Period that exceeds the amount of Clawback Eligible Incentive-Based Compensation that otherwise would have been Received by the Covered Executive Officer during the Clawback Period had it been determined based on the restated amounts, computed without regard to any taxes paid or payable by the Covered Executive Officer.

(h)   *"Financial Reporting Measures"* means measures that are determined and presented in accordance with the accounting principles used in preparing the Company's financial statements, and any other measures that are derived wholly or in part from such measures. Financial Reporting Measures include GAAP and non-GAAP financial measures and include but are not limited to the following (and any measures derived wholly or in part therefrom): Company stock price; total shareholder return; revenues; net or operating income; profitability of one or more reportable segments; financial ratios; net assets or net asset value per share; EBITDA; funds from operations; liquidity measures; return measures; earnings measures; sales per square foot or same store sales; revenue per user, or average revenue per user; and any adjusted measure of any of the foregoing measures. For the avoidance of doubt, a Financial Reporting Measure need not be presented in the Company's financial statements or included in a Company filing with the SEC.

(i)   *"Incentive-Based Compensation"* means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

(j)   *"Nasdaq"* means The Nasdaq Stock Market or any other national securities exchange or association on which the Company's securities are listed as of the applicable date.

(k)   *"Received"* means with respect to any Incentive-Based Compensation, actual or deemed receipt. Incentive-Based Compensation shall be deemed to be Received in the Company's fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if payment or grant of the earned Incentive-Based Compensation occurs after the end of the performance period. For the avoidance of doubt, Incentive-Based Compensation that is subject to both a Financial Reporting Measure vesting condition and a service-based vesting condition shall be considered Received when the relevant Financial Reporting Measure is attained, even if the Incentive-Based Compensation continues to be subject to the service-based vesting condition.

(l) *"Restatement Date"* means the earlier to occur of (i) the date that the Board, a committee thereof or any of the Company's officers authorized to take such action if Board action is not required concluded, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; or (ii) the date that a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement, in each case regardless of when the restated financial statements are filed.

(m) *"SEC"* means the U.S. Securities and Exchange Commission.

(n) *"Section 409A"* means Section 409A of the Code and the regulations and guidance issued thereunder.

4. **Recovery of Erroneously Awarded Compensation.**

(a) In the event of an Accounting Restatement, the Administrator shall reasonably promptly recover any Erroneously Awarded Compensation in a manner set forth in this Section 4. In connection therewith, the Administrator shall reasonably promptly (A) determine the amount of any Erroneously Awarded Compensation for each Covered Executive Officer in connection with such Accounting Restatement and (B) thereafter provide each Covered Executive Officer with a written notice containing the amount of Erroneously Awarded Compensation, the applicable methodology and calculation of such amount, and the method of recovery, as applicable. Prior to sending any such formal demand for recovery as determined pursuant to this Policy, the Administrator may, in its sole discretion depending on the specific facts and circumstances, provide a Covered Executive Officer with an initial written notice containing the foregoing information, and may provide the Covered Executive Officer with the opportunity to be heard at a meeting or otherwise respond in writing to such information.

(i) Recovery under this Policy with respect to a Covered Executive Officer shall not require the finding of any misconduct by such Covered Executive Officer or such Covered Executive Officer being found responsible for the accounting error leading to an Accounting Restatement.

(ii) For Incentive-Based Compensation based on (or derived from) stock price or total shareholder return (or a similar Financial Reporting Measure) where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement, the amount shall be determined by the Administrator based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return (or such similar Financial Reporting Measure) upon which the Incentive-Based Compensation was Received; provided that the Company shall maintain documentation of the determination of such reasonable estimate and provide such documentation to Nasdaq).

(iii) Where Incentive-Based Compensation is based only in part on the achievement of a Financial Reporting Measure, the Administrator shall first determine the portion of the original Incentive-Based Compensation that was based on the Financial Reporting Measure that was restated in the Accounting Restatement. The Administrator shall then recalculate the affected portion based on the Financial Reporting Measure as restated, and recover the Erroneously Awarded Compensation.

(iv) To determine Erroneously Awarded Compensation for cash incentive awards determined for a pool of participants, the size of the aggregate pool from which individual awards were paid shall be reduced by applying the Financial Reporting Measure that was restated in the Accounting Restatement, and the individual awards shall be reduced on a pro rata basis (with recovery required from the Covered Executive Officers only).

(v) With respect to any compensation plans or programs that take into account Incentive-Based Compensation, the amount of Erroneously Awarded Compensation subject to recovery hereunder includes, but is not limited to, the amount contributed to any notional account based on Erroneously Awarded Compensation and any earnings accrued to date on that notional amount.

(b) The Administrator shall have broad discretion to determine the appropriate timing and means of recovery of Erroneously Awarded Compensation based on the particular facts and circumstances, subject to applicable law, including but not limited to (i) requiring reimbursement of all or part of any paid cash award, (ii) seeking recovery or forfeiture of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards, (iii) cancelling or reducing any outstanding cash or equity-based awards, whether vested or unvested, (iv) cancelling or offsetting against any planned future cash or equity-based awards, (v) forfeiture of deferred compensation, (vi) offsetting any compensation amount otherwise payable by the Company (or any of its affiliates or subsidiaries) to the Covered Executive Officer in the future, and (vii) any other method authorized by applicable law or contract as determined by the Administrator. Any method elected by the Administrator shall comply with Section 409A. For the avoidance of doubt, except as set forth in Section 4(d) hereof or as required by applicable law, in no event may the Company accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of a Covered Executive Officer's obligations hereunder and to the extent permitted by law, the Company may reduce a Covered Executive Officer's taxable income by the Erroneously Awarded Compensation. If applicable, the Company will provide a Covered Executive Officer with amended or revised tax forms or filings related to the Erroneously Awarded Compensation.

(c) To the extent that a Covered Executive Officer fails to repay all Erroneously Awarded Compensation to the Company when due (as determined in accordance with Section 4(b) hereof), the Company shall take all reasonable and appropriate actions to recover such Erroneously Awarded Compensation from the applicable Covered Executive Officer. The applicable Covered Executive Officer shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company (or any of its affiliates or subsidiaries) in recovering such Erroneously Awarded Compensation in accordance with the immediately preceding sentence.

(d) Notwithstanding anything herein to the contrary, the Company shall not be required to recover Erroneously Awarded Compensation, including taking the actions contemplated by this Section 4, if the Compensation Committee (or, if the Compensation Committee is not composed solely of independent directors under the Listing Standards, a majority of independent directors serving on the Board) determines that recovery would be impracticable solely for one of the following limited reasons and subject to the procedural and disclosure requirements below and in the applicable law or regulations:

(i) The direct expenses paid to a third party to assist in enforcing this Policy against a Covered Executive Officer would exceed the amount of Erroneously Awarded Compensation, after the Company has made a reasonable attempt to recover the applicable Erroneously Awarded Compensation, documented such attempt and provided such documentation to Nasdaq; or

(ii) Recovery would likely cause a tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Code, and the regulations thereunder.

5. **Reporting and Disclosure**. The Company shall file all disclosures with respect to this Policy in accordance with federal securities laws, including the disclosure required in any applicable SEC filings.

6.   **Indemnification and Insurance Prohibition**. The Company (or any of its affiliates or subsidiaries) shall not insure (or reimburse for the purchase of insurance) or indemnify any Covered Executive Officer against (i) the loss of any Erroneously Awarded Compensation that is repaid, returned, recovered, cancelled or forfeited pursuant to the terms of this Policy, or (ii) any claims relating to the Company's enforcement of its rights under this Policy. Further, the Company (or any of its affiliates or subsidiaries) shall not enter into any agreement that exempts any Incentive-Based Compensation from the application of this Policy or that waives the Company's right to recovery of any Erroneously Awarded Compensation, and this Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date).

7.   **Effective Date**. This Policy shall be effective as of the Effective Date. Subject to applicable law, the Administrator may effect recovery under this Policy from any amount of compensation approved, awarded, granted, payable or paid to the Covered Executive prior to, on or after the Effective Date.

8.   **Amendment; Termination**. The Board or Administrator may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary, including as and when it determines that it is legally required by any federal securities laws or Nasdaq rules or to comply with (or maintain an exemption from the application of) Section 409A. The Board or Administrator may terminate this Policy at any time. Notwithstanding anything in this Section 8 to the contrary, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any federal securities laws, SEC rule or Nasdaq rule.

9.   **Other Recoupment Rights; No Additional Payments**. Any employment agreement, cash or equity-based award agreement, compensatory plan or any other agreement or arrangement with a Covered Executive Officer shall be deemed to include, as a condition to the grant of any benefit thereunder, an agreement by the Covered Executive Officer to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company (or any of its affiliates or subsidiaries), including under applicable law, regulation or rule or pursuant to the terms of any employment or severance agreement, cash or equity-based award agreement, plan or policy, or similar agreement, plan or policy with the Company (or any of its affiliates or subsidiaries). To the extent that the Covered Executive Officer has already reimbursed the Company (or any of its affiliates or subsidiaries) for any Erroneously Awarded Compensation Received under any duplicative recovery obligations established by the Company (or any of its affiliates or subsidiaries) and subject to applicable law, such reimbursed amount shall be credited to the amount of Erroneously Awarded Compensation that is subject to recovery under this Policy.

10.   **Severability**. The provisions in this Policy are intended to be applied to the fullest extent of the law. To the extent that any provision of this Policy is found to be unenforceable or invalid under any applicable law, such provision shall be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.

11.   **Successors**. This Policy shall be binding and enforceable against all Covered Executive Officers and their beneficiaries, heirs, executors, administrators or other legal representatives.

<p style="text-align:center">*   *   *</p>

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GIBRALTAR INDUSTRIES, INC.
POLICY FOR THE
RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

COVERED EXECUTIVE OFFICER ACKNOWLEDGEMENT FORM

By signing below, the undersigned acknowledges and confirms that the undersigned has received and reviewed a copy of the Gibraltar Industries, Inc. Policy for the Recovery of Erroneously Awarded Compensation (as may be amended, restated, supplemented or otherwise modified from time to time, the"***Policy***"). Capitalized terms used but not otherwise defined in this Acknowledgement Form (the"***Acknowledgement Form***") shall have the meanings ascribed to such terms in the Policy.

By signing this Acknowledgement Form, the undersigned acknowledges and agrees that the undersigned is and will continue to be subject to the Policy and that the Policy will apply both during and after the undersigned's employment with the Company (or any of its subsidiaries or affiliates). In the event of any inconsistency between the Policy and the terms of any employment or separation agreement to which I am a party, or the terms of any compensation or severance plan, program or agreement under which any compensation has been granted, awarded, earned or paid, the terms of the Policy shall govern. In the event it is determined by the Administrator that the Erroneously Awarded Compensation must be returned, forfeited or reimbursed to the Company, I will promptly take any action necessary to effectuate such recovery in any manner permitted by the Policy and determined by the Administrator.

_____
[Name/Title]

_____
[Date]

GIBRALTAR

Safe Harbor Statement

Certain information set forth herein includes statements that express our opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and, therefore, are, or may be deemed to be, "forward-looking statements." These forward-looking statements can generally be identified by the use of forward-looking terminology, including the terms "believes," "estimates," "anticipates," "expects," "seeks," "projects," "intends," "plans," "may," "will" or "should" or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, competition, strategies and the particular markets in which we operate. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in Item 1A "Risk Factors." Those factors should not be construed as exhaustive and should be read with the other cautionary statements herein. Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity and the development of the particular markets in which we operate may differ materially from those made in or suggested by the forward-looking statements contained herein. In addition, even if our results of operations, financial condition and liquidity and the development of the particular markets in which we operate are consistent with the forward-looking statements contained in this document, those results or developments may not be indicative of results or developments in subsequent periods. Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements that we make herein speak only as of the date of those statements, and we undertake no obligation to update those statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

Performance Graph

The performance graph shown below compares the cumulative total shareholder return on the Company's common stock, based on the market price of the common stock, with the total return of the S&P SmallCap 600 Index and the S&P SmallCap 600 Industrials Index for the five-year period ended December 31, 2023. The comparison of total return assumes that a fixed investment of $100 was invested on December 31, 2018 in common stock and in each of the foregoing indices and further assumes the reinvestment of dividends. The stock price performance shown on the graph is based on historical results and is not necessarily indicative of future price performance.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Gibraltar Industries Inc., the S&P Smallcap 600 Index, and S&P SmallCap 600 Industrials

Legend: —□— Gibraltar Industries Inc.   ---△--- S&P SmallCap 600   — ⊖ – S&P SmallCap 600 Industrials

*$100 invested on 12/31/18 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Copyright© 2024 Standard & Poor's, a division of S&P Global. All rights reserved.

GIBRALTAR

Reconciliation of Adjusted Financial Measures (in thousands, except per share data)

Year Ended December 31, 2023		GAAP		Restructuring Charges		Acquisition Related Items		Portfolio Management		Adjusted Financial Measures
Net sales	$	1,377,736	$	—	$	—	$	(4,059)	$	1,373,677
Income from operations		150,729		18,072		1,317		4,208		174,326
Interest expense		3,002		—		—		—		3,002
Other (income) expense		(1,265)		—		—		1,625		360
Income before income taxes		148,992		18,072		1,317		2,583		170,964
Provision for income taxes		38,459		4,583		334		1,048		44,424
Income from continuing operations	$	110,533	$	13,489	$	983	$	1,535	$	126,540
Income from continuing operations per share – diluted	$	3.59	$	0.43	$	0.04	$	0.05	$	4.11

Year Ended December 31, 2022		GAAP		Restructuring Charges & Senior Leadership Transition Costs		Acquisition Related Items		Portfolio Management		Adjusted Financial Measures
Net sales	$	1,389,966	$	—	$	—	$	(7,840)	$	1,382,126
Income from operations		130,102		10,972		2,810		6,769		150,653
Interest expense (income)		4,047		(140)		—		—		3,907
Other expense		14,565		—		—		(13,890)		675
Income before income taxes		111,490		11,112		2,810		20,659		146,071
Provision for income taxes		29,084		2,485		702		4,441		36,712
Income from continuing operations	$	82,406	$	8,627	$	2,108	$	16,218	$	109,359
Income from continuing operations per share – diluted	$	2.56	$	0.26	$	0.07	$	0.51	$	3.40

Year Ended December 31, 2021		GAAP		Restructuring & Intangible Asset Impairment Charges		Acquisition Related Items & Senior Leadership Transition Costs		Portfolio Management		Adjusted Financial Measures
Net sales	$	1,339,783	$	—	$	—	$	(20,328)	$	1,319,455
Income from operations		96,988		16,513		10,892		3,539		127,932
Interest expense		1,639		—		—		—		1,639
Other (income) expense		(4,213)		—		4,747		—		534
Income before income taxes		99,562		16,513		6,145		3,539		125,759
Provision for income taxes		25,046		4,150		1,059		926		31,181
Income from continuing operations	$	74,516	$	12,363	$	5,086	$	2,613	$	94,578
Income from continuing operations per share – diluted	$	2.25	$	0.38	$	0.15	$	0.08	$	2.86

GIBRALTAR

Reconciliation of Adjusted Financial Measures (in thousands)

	Years Ended December 31,		
	2023	2022	2021
Net sales	$ 1,377,736	$ 1,389,966	$ 1,339,783
Less: Processing Net Sales	(4,059)	(7,840)	(20,328)
Adjusted Net Sales	1,373,677	1,382,126	1,319,455
Income from continuing operations	110,533	82,406	74,516
Provision for income taxes	38,459	29,084	25,046
Interest expense, net	3,002	4,047	1,639
Other (income) expense	(1,265)	14,565	(4,213)
Income from operations	150,729	130,102	96,988
Adjusted measures*	23,597	20,551	30,944
Adjusted income from operations	174,326	150,653	127,932
Adjusted operating margin	12.7 %	10.9 %	9.7 %
Adjusted other expense	411	695	534
Depreciation and amortization	27,378	26,167	31,966
Less: Processing business depreciation and amortization	—	(332)	(1,324)
Less: Acquisition-related amortization	—	—	(6,273)
Adjusted depreciation and amortization	27,378	25,835	24,369
Stock compensation expense	9,750	8,334	8,652
Less: SLT related stock compensation expense	—	(683)	(757)
	9,750	7,651	7,895
Adjusted EBITDA	$ 211,043	$ 183,444	$ 159,662
Adjusted EBITDA Margin	15.4 %	13.3 %	12.1 %
Cash flow – operating activities	$ 218,476	$ 102,691	$ 25,072
Purchase of property, plant, and equipment, net	(13,906)	(20,062)	(17,491)
Free cash flow	$ 204,570	$ 82,629	$ 7,581
Free cash flow - % of adjusted net sales	14.9 %	6.0 %	0.6 %

Adjusted measures details are presented on the corresponding Reconciliation of Adjusted Financial Measures.

GIBRALTAR

Trading information

Gibraltar's stock trades on The NASDAQ Stock Market under the symbol "ROCK."

Quarterly Stock Price Data

The following table represents the high, low, and closing prices of Gibraltar's common stock and average daily trading volume during each quarter of 2023.

2023	High	Low	Close	Average Daily Volume
Q1	$57.54	$44.98	$48.50	158,000
Q2	$63.25	$45.73	$62.92	170,000
Q3	$77.10	$59.11	$67.51	167,000
Q4	$81.15	$59.66	$78.98	205,000

Shareholders

As of March 18, 2024, there were 29 shareholders of record of the Company's stock. The Company believes it has a significantly higher number of stockholders because of the number of shares held by nominees.

Form 10-K and Other Information

In addition to the Company's Web site, information may be requested by writing or calling:

Timothy F. Murphy
3556 Lake Shore Road
PO Box 2028
Buffalo, NY 14219-0228
716.826.6500 ext. 3277
tfmurphy@gibraltar1.com

Transfer Agent

Please direct questions about lost certificates, changes of address, and consolidation of accounts to the Company's transfer agent and registrar:

Equiniti Trust Company ("EQ")
48 Wall Street, Floor 23
New York, NY 10005

General Communications
EQ
PO Box 500
Newark, NJ 07101
718-921-8124
(800) 937-5449

Independent Auditors

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Annual Meeting

May 1, 2024, 11:00 a.m. E.T.
Virtual meeting format
www.virtualshareholdermeeting.com/ROCK2024

Company Information on the Internet

Gibraltar maintains a Corporate Web site, which can be accessed at www.gibraltar1.com

Gibraltar Industries, Inc.
3556 Lake Shore Road
P O Box 2028
Buffalo, NY 14219-0228
716-826-6500
www.gibraltar1.com